Submitted Confidentially to the Division of Corporation Finance on November 12, 2015

As filed with the Securities and Exchange Commission on                 , 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FILMON.TV NETWORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	7841	45-3343730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

FilmOn.TV Networks Inc.

338 N. Canon Drive, 3rd Floor

Beverly Hills, California 90210

(877) 733-1830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alkiviades (Alki) David

Chairman and Chief Executive Officer

FilmOn.TV Networks Inc.

338 N. Canon Drive, 3rd Floor

Beverly Hills, California 90210

(877) 733-1830

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300 Fax: (212) 451-2222 Email: sfeldman@olshanlaw.com	John F. Della Grotta, Esq. Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626 Telephone: (714) 668-6200 Fax: (714) 668-6310 Email: johndellagrotta@paulhastings.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(1)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.001 per share	—	$—	$115,000,000(2)	$11,580.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes 1,875,000 additional shares that the registrant may agree to sell as an over-subscription allowance. This registration statement shall also cover, pursuant to Rule 416 under the Securities Act, any additional shares of common stock that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	The registration fee is based on the maximum amount of gross proceeds in the offering of $115,000,000, inclusive of the over-subscription allowance of up to 1,875,000 shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 12, 2015

PRELIMINARY PROSPECTUS

12,500,000 Shares

Common Stock

This is an initial public offering of shares of our common stock. We are offering on a best efforts basis up to 12,500,000 shares of our common stock, with a minimum offering amount of 6,250,000 shares of our common stock. We have also granted the underwriters an option to sell on a best efforts basis an over-subscription allowance of up to 1,875,000 shares of common stock, representing an additional 15% of the maximum offering amount.

Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $6.00 and $10.00 per share. We have reserved the symbol “FOTV” for purposes of listing our common stock for trading on the Nasdaq Capital Market and have applied to list our common stock on such exchange. If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.

Anakando Ltd. (“Anakando”), our largest stockholder, is owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer. Mr. David has indicated to us that Anakando will purchase $             million of common stock (             shares) in this offering. All shares sold to Anakando will be at the same price and on the same terms as the shares sold to other investors in this offering.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about the risks you should consider before buying shares of our common stock.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures on page 10 of this prospectus for more information.

	Public Offering Price	Underwriting Commissions(1)	Proceeds to Us, Before Expenses(2)
Per share	$	$	$
Total minimum offering(2)	$	$	$
Total maximum offering(2)	$	$	$
Total with over-subscription allowance(2)	$	$	$

(1)	For the purpose of estimating the underwriting commissions, we have assumed that the underwriters will receive their maximum commission on all sales made in this offering, plus an advisory fee not to exceed $100,000. The underwriters will also be entitled to reimbursement of out-of-pocket expenses incurred in connection with this offering, including fees and expenses of their counsel.
(2)	We estimate the total expenses of this offering, excluding the underwriting commissions, will be $626,000 if the minimum number of shares is sold in this offering and $676,000 if the maximum number of shares is sold in this offering (including the over-subscription allowance amount). Because this is a best efforts offering, the actual public offering amount, underwriting commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above. We have granted the underwriters an option to sell on a best efforts basis an over-subscription allowance of up to 1,875,000 shares of common stock, representing an additional 15% of the maximum offering amount. In order for the option to become exercisable, we must have sold the minimum number of shares of common stock necessary to satisfy the terms of this offering and our common stock must have been approved for listing on the Nasdaq Capital Market. Once exercisable, the option shall remain open until , 2016. We will sell this over-subscription allowance of shares on a continuous basis at the offering price set forth above. See “Underwriting” beginning on page 81 of this prospectus for more information on this offering and the underwriting arrangements.

Burnham Securities Inc. and Bonwick Capital Partners are acting as the underwriters for this offering. The underwriters are selling shares of our common stock in this offering on a best efforts basis and are not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares. We do not intend to close this offering unless we sell at least a minimum number of 6,250,000 shares of common stock, at the price per share set forth in the table above. This offering will terminate on                 , 2016 (60 days after the date of this prospectus), unless we sell the minimum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date. The gross proceeds of this offering will be deposited at Signature Bank, New York, New York, in an escrow account established by us, until we have sold a minimum of 6,250,000 shares of common stock. Once we satisfy the minimum stock sale condition, the funds will be released to us. In the event we do not sell a minimum of 6,250,000 shares of common stock and raise minimum gross proceeds of $50,000,000 by                 , 2016, all funds received will be promptly returned to investors without interest or offset. See “Prospectus Summary – The Offering” on page 12.

Delivery of the shares of our common stock is expected to first be made in an initial closing on or about                 , 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Underwriter	Co-Manager

The date of this prospectus is                 , 2016

FilmOn.TV™

LIVE TV CHANNELS | FOR
VIDEOS ON DEMAND | FREE

HOLOGRAMS
SHANE DAWSON
SOCIAL MEDIA
LIVE TV
STUDIO MOVIES

LEADING
GLOBAL
LIVE TV
STREAMING
NETWORK

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains summaries of certain other documents, which summaries contain all material terms of the relevant documents and are believed to be accurate, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before investing in our common stock. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “FilmOn” refer to FilmOn.TV Networks Inc. and its wholly-owned consolidated subsidiaries, FilmOn.TV Inc., FilmOn TV UK Ltd, FilmOn TV Ltd, FilmOnLine Marketing Ltd, FilmOn Media Holdings Inc. and FilmOn Media Licensing Inc.

Our Company

FilmOn.TV Networks Inc. is one of the world’s largest online video distribution (“OVD”) platforms, as measured by the volume of our content. We offer live and on-demand video streams, including our live programming, linear channels, on-demand movies, documentaries, music videos, podcasts and original social television programming, to a global audience of more than 75 million monthly unique visitors, according to our account with DoubleClick for Publishers by Google.

Our OVD platform, which contains multiple interactive features and is highly customizable, is available through any internet-connected device including computers, smart phones (iPhone or Android), tablets and iPads, and internet-enabled set-top boxes and devices. Through these various portals, we monetize our platform through advertising, premium subscriptions and other video and audio offerings such as pay-per-view events and licensing of our digital media. In addition to our vast digital media content offerings, we offer our proprietary FilmOn.com Affiliate System platform to verified partners for interest-specific programming, which can be managed through a user-friendly, web-based control panel. We also carry a number of interactive online communities such as BattleCam, a popular social television channel that incorporates user chats and user-generated live video and audio streams into our BattleCam broadcast channel. Since August 2012, under a partnership agreement with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, our FilmOn app has been preloaded as the default OVD app on more than 19 million personal and tablet computers manufactured by Lenovo, according to Lenovo’s data, as well as offered for download in its app store, providing direct access to our platform to millions more Lenovo users. With the net proceeds of this public offering, we plan to further expand our content offerings to become the premier OVD platform. We were founded by media entrepreneur Alkiviades (Alki) David in 2007 and launched our streaming video site in the United Kingdom in 2009 and in the United States in 2010. We manage our worldwide business from our two central offices located in Beverly Hills, California and London, England.

We are in preliminary discussions to acquire a number of companies that could augment or complement our current offerings through the addition of content licensing and pay-per-view arrangements, content distribution agreements, platform white label service arrangements and production services. We currently have no commitments or agreements with respect to any such acquisitions, and there can be no assurance that we will complete any acquisitions in the future.

Our programming reaches satellite-television audiences by Dish Network in the United States, Sky in the United Kingdom and Freesat throughout Europe. These television broadcasts highlight our full complement of online offerings. We distinguish our OVD platform from our competitors by offering interactive television services and hologram projection programs as part of our original branded content through strategic relationships with BattleCam Inc. and Hologram USA. These offerings are increasingly popular among a large cross section of audiences worldwide, particularly younger viewers, brand sponsors and advertisers.

We currently have the capacity to deliver over 2.5 billion pre-roll and mid-roll video ads and display banners per month to our existing global audience of more than 75 million monthly unique visitors, approximately 50% of whom are located in the United States, that watch our live television offerings of over 700 specialized linear channels available through our online platform, 90,000 on-demand movies, documentaries, music videos, podcasts and original social television programming. We work with many of the world’s largest advertising networks and agencies and major brand sponsors to monetize our platform’s advertising-funded business model. Based on the analysis of third-party measurement tools, including Google’s Interactive Media Ads server technology, we currently monetize approximately 10% of our advertising capacity and have the potential to significantly increase our advertising revenue by expanding our internal advertising and sponsorship teams to deliver more advertisements to our growing global audience.

Since our inception, we have been an innovator in the OVD business. Our significant experience and unwavering commitment to this space has resulted in the creation of a sophisticated back-end system to support our multilayered online video entertainment technology. This technology includes licensed data transmission systems technology that is used for tracking aggregation and billing through a central hub and has wide applicability in the video on-demand and internet streaming markets. Our technology succeeds at connecting the next generation of content consumers with online content streaming, social networking and video sharing experiences. Our affiliate partnerships and internet solutions services are growing with over 9,500 affiliate partner websites that have been enabled to host our FilmOn platform. Our content aggregation and ownership of content are key assets and we believe that we are the largest single content portal of professionally-made videos in the world.

We also develop, acquire and manage our own proprietary digital media content. Our video and audio library presently consists of more than 27,000 owned titles in addition to our over 200,000 licensed video and audio offerings. The library contains titles across virtually all genres including romantic comedies, horror, science fiction, musicals, westerns, martial arts, war themes, animation, documentaries, biographies and classic television, as well as over 3,500 licensed podcasts including many from well-known brands and celebrities. Our digital media is delivered in dozens of languages from countries around the world. Thousands of our titles are available in high definition and we are constantly upgrading the streaming quality of our content.

The digital distribution of our content to any internet-connected device offers not only a wide variety of ad-supported and subscription-based modes of access for viewers to stream video content, but also creates multiple avenues for revenue through the use of the latest mobile technology. Viewers that interact with FilmOn.com through personal devices such as tablets, smart phones and laptops can access content via Video on Demand (“VOD”), Subscription VOD, Advertising-Supported VOD and Transactional VOD (pay-per-view). As used in this prospectus, “unique visitors” are individuals that visit FilmOn.com, and a “visit” is a series of page views that a single visitor makes during a period of activity, with a visit ending after the visitor closes the browser, clears cookies or is inactive for 30 minutes. “Page views” refer to an instance of an individual visiting or looking at a particular page on our website.

We recorded consolidated revenues of $13.5 million and $3.3 million and net losses of $5.3 million and $12.8 million for the years ended December 31, 2014 and 2013, respectively. We recorded unaudited consolidated revenues of $6.8 million and $3.0 million and net losses of $5.8 million and $4.0 million for the six months ended June 30, 2015 and 2014, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our core strategy is to grow our ad-based and subscription business domestically and internationally by expanding our unique and exclusive video content library, broadening our subscriber base, increasing streaming advertising revenue opportunities, enhancing our user interface and extending our direct-to-consumer streaming service continually to the most advanced internet-connected devices. We intend to grow both organically and through acquisitions.

Our Industry

As increasingly reported by the media, traditional distribution and viewing of video content on terrestrial bands, satellite and cable is rapidly shifting to distribution and viewing of streaming digital media via the internet, commonly referred to as “cord-cutting.” At the same time, streaming of digital media via the internet is shifting from computers to video-capable mobile devices. According to Adobe Digital Index’s U.S. Digital Video 2014 Inaugural Report, in a sample of 191 billion total online video starts (the initiation of the viewing of non-ad video content) in the United States, 26% of the video starts were on a mobile device in 2014, compared to 16% in 2013, representing a year-on-year share increase of 63%. Increasingly, people are augmenting their use of, or replacing broadcast television and turning to, streaming video services to watch their favorite content. We believe we are well positioned to take advantage of this trend.

In recent years, television networks in the United States and elsewhere have sued OVD website operators, including us, for copyright infringement for the unlicensed retransmission of their programs by OVD site operators who streamed the networks’ programs on their own sites. Some of these lawsuits, such as the lawsuit against Aereo, Inc., which digitized airborne television signals and streamed network programming on the internet, have been successful in ultimately discontinuing the carrying of local network programs by OVD operators. While we do not presently carry the programs of the four major broadcast networks – CBS, NBC, ABC and Fox – on FilmOn.com, we have successfully negotiated to carry the programming of over 50 cable network channels on FilmOn.com.

We believe that OVD operators should be permitted, like cable networks, to retransmit licensed television network programming via the internet because we provide an analogous service to cable networks using internet and wireless technology. However, in July 2014, the Southern District of New York, during litigation involving a former FilmOn competitor, relied on existing Second Circuit precedent in holding that internet retransmission services do not constitute cable systems under Section 111 of the Copyright Act. In contrast, in July 2015, a United States District Court Judge in California, interpreting the Copyright Act in Fox Television Stations, Inc., et al., v. FilmOn X, LLC, et al., recently held to the contrary and agreed with us, concluding that we should be treated the same as cable operators for purposes of Section 111 of the Copyright Act. The California Court specifically considered the New York Court’s prior decision and found it unpersuasive. The Court also authorized an immediate appeal. FilmOn X, LLC is a related party to us and our subsidiaries, as well as our majority stockholder.

Fox Television Stations, Inc., et al. v. FilmOn X, LLC, et al., is currently being appealed to the United States Court of Appeals for the Ninth Circuit. If the Ninth Circuit upholds the California District Court’s decision on appeal, such a decision would create conflicting authority between the 9th and 2nd Circuit regarding whether a company that streams broadcast television over the internet can qualify as a cable system under Section 111 of the Copyright Act and thereby rebroadcast television networks’ broadcast content at set, predetermined rates. If this were to occur, we would be entitled to a compulsory license in the 9th Circuit, but not in the 2nd Circuit, and we would be subject to suit on this issue in the remainder of the United States. Under these circumstances, we may seek a final determination of whether we may qualify as a cable system under the Copyright Act by the Supreme Court of the United States. If the California district court decision is overturned on appeal, we would not be entitled to a compulsory performance license to rebroadcast television networks’ broadcast content at set, predetermined rates pursuant to the Copyright Act.

Separately, the Federal Communications Commission (“FCC”), which regulates interstate communications by radio, television, wire, satellite and cable in the United States, has proposed rules–due in part to our advocating for them–to create regulatory parity between OVD operators and cable operators. The proposed rules, if adopted, would treat OVD operators as multichannel video programming distributors (“MVPDs”), giving OVD operators the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. In turn, television network broadcasters would be required to negotiate in good faith with OVD operators to act as licensees for the retransmission of television network programs for negotiated licensing fees. The proposal that OVD operators be treated as MVPDs, if adopted, would allow us to provide our viewers with more viewing options in addition to our already comprehensive video entertainment platform. We submitted our reply comments to the FCC in support of the proposed rulemaking on March 18, 2015. At this time, we are not aware of when these proposed rules will become effective or whether the content of such rules will change during the adoption process.

In view of increasing consolidation in the network and cable television industry, we believe consumers need alternative providers of video programming. We believe the treatment of OVD operators as MVPDs would increase investment in the OVD industry and allow OVD operators to provide network programs and new, independent and specialty video programming services, bringing more video content and access to new markets and a broader viewing public. We believe that within the next two years, there will be a significant change in the regulations to allow us to carry broadcast and cable network programs on FilmOn.com, which will likely result in more viewers using FilmOn.com to stream network programs. Although we do not anticipate the addition of local television and cable broadcasts to our platform to significantly increase our revenue and we do not believe our business depends on the licensing of broadcast programming, the addition of broadcast programming to our platform will solidify the quality of our brand as a premier OVD platform.

Our Digital Media Offerings

We are uniquely positioned to license, create, aggregate and distribute our blend of high-quality, original and exclusive content in a cost-effective manner to a global audience that increasingly demands interactive content that is available across social networks and delivered through various electronic devices. Our platform provides:

Licensed and Redistributed Digital Content. We aggregate our digital content offerings primarily from third-party content providers from the film and television industry. We acquired and own over 58 film and television libraries including the catalogs of Allied, Cannon, Cinebx and Hemdale. We have entered into more than 400 content licensing arrangements with these third parties through which we license their content for a fixed fee, on a revenue-sharing basis or for free or in exchange for bartered distribution. We also license content from our library to third parties such as Amazon and Hulu. Our platform is highly configurable in that we can enable and restrict access to each individual media segment as mandated by the geographic, sales, rental, subscription or advertising restrictions that are contained in our content licenses. The digital media we offer through FilmOn.com includes over 700 linear live television channels in true “TV everywhere” fashion on a global basis, featuring premium content from the United States, Europe, Middle East and Asia, 50 digital audio channels, traditional network and cable channels, exclusive channels such as our own tennis and football channels, and a VOD portal that includes more than 90,000 movies, documentaries, special interest shows and original interactive social television programming. Our recent content highlights include the launch of our exclusive global live streaming of all 115 live matches of the 2015 Arena Football League including the Arena Bowl, live matches of Premier League football from the United Kingdom, classic Wimbledon tennis matches, the addition of major European and international television stations and the addition of bespoke international television channels in partnership with broadcasters Zee TV in India and France 24.

Dedicated Television Channels. We offer the linear streaming television channel “FOTV.” FOTV, which targets the 18 to 40 year-old male demographic, offers a diverse mix of programming that includes classic and pop culture content spanning cars, live sports, gaming and interactive television. FOTV also features FilmOn branding and FilmOn commercials throughout its programming schedule. We operate FOTV under FCC public broadcast standards. FOTV is a satellite channel that is offered to various satellite television distributors. In the Los Angeles, California television market, FOTV is available on Dish Network (channel 6) and Charter Cable

(channel 387) and is available over the air on digital television channel 10.2. Our long-term strategy for FOTV is to exploit our significant content holdings, create unique content, acquire attractive shows and sports, and distribute the channel as widely as possible on all platforms to further monetize the channel. In addition, we are seeking to develop our interactive television system, which draws upon our online social streaming community by televising viewers who share their own live video streams. Users publish their video streams through FilmOn.com and our FilmOn social video streaming app, which is available in most major app stores, including iTunes App Store and Google Play. FOTV in Los Angeles is an affiliate of Sinclair’s American Sports Network, which carries exclusively to this market live college football, soccer, hockey, basketball and minor league baseball games. Based on publicly available data, we estimate that FOTV currently reaches 4.5 million homes in the Los Angeles television market and over 10 million homes throughout the United States via FilmOn.com. FOTV reaches 12.9 million homes in the United Kingdom (11 million homes through a channel lease arrangement with SkyTV and 1.9 million homes through FreeSat) and 2.2 million homes in continental Western Europe via dedicated 24-hour per day cable and satellite television channels that highlight additional content that is available through FilmOn.com’s internet and app platforms. We are currently in discussions to secure national cable carriage and premium internet video distribution (“OTT”) arrangements throughout the United States, and we intend to launch FOTV on additional cable platforms in 2016, with the goal of reaching an additional 1.7 million homes within the next 16 months.

Film Library. FilmOn Media Licensing, Inc. is designed to monetize our collection of more than 58 film libraries including the Allied, Cannon, Cinebx and Hemdale catalogs. This collection includes 65,000 hours of historical television footage (including extremely rare footage of President John F. Kennedy, Elvis Presley, Michael Jackson and the Beatles) and thousands of feature films (including classic films directed by Stanley Kubrick, Ingmar Bergman, Federico Fellini, Sydney Lumet, Otto Preminger and Alfred Hitchcock). More than 250 Academy Award nominees and 1,200 Emmy Award nominees are represented. FilmOn Media operates an advanced digital facility in Irvine, California to restore, archive and digitize the over 35,000 film negatives from the film libraries we have acquired. The content is then made available to our global audience and for licensing on other streaming platforms (such as Amazon, Apple TV and Google Play) and to broadcasters around the world. Our substantial and constantly expanding content offerings reinforce our strategy of providing unique quality programming to our global audience.

Original Content. Our offerings of original branded content and licensed holographic content distinguish us from other OVD platforms. We create and carry original films and content programming including digital feature films, television shows and social network-oriented content from over 30 internet celebrities, such as YouTube’s PewDiePie and Shane Dawson. The key feature of these productions is the integration of brand sponsorship generating an essential revenue stream to all of our properties. Through an exclusive distribution partnership with ETV Networks, we have also incubated, promoted and successfully monetized underground global rap star Chief Keef to create exclusively owned mass appeal music and visual entertainment. Original feature films released on FilmOn.com include Guido, Bob Thunder Internet Assassin, Lord of the Freaks, The Freediver, Fishtales, Opa!, Killing the Cheeky Girls and Killing Brigitte Nielsen. These original films are designed to appeal to our target audience of younger viewers and to consistently feature well-known actors, musicians and celebrities.

Holographic Content Distribution. In addition to creating innovative, original pop culture-oriented content targeted to our viewers, we are the exclusive web-based distributor of holographic content under an oral, non-exclusive, royalty-free license with Hologram USA Inc. (a company affiliated with Alkiviades (Alki) David, our Chairman and Chief Executive Officer), which has the North American rights to MDH Musion technology, whereby we hold the exclusive global broadcast and streaming rights to original holographic shows including “resurrection shows” in which the holograms of famous deceased singers such as Whitney Houston, Bob Marley, Liberace, Tammy Wynette, Nat King Cole and Roy Orbison and comedians such as Red Foxx and Andy Kaufman perform for live audiences. These shows are produced by Hologram USA in partnership with the estates of the deceased celebrities for live or replay shows in custom hologram presentation venues throughout the United States. Additionally, we have created an exclusive “resurrection show” partnership with Endemol, the world’s largest distributor of reality television programming. To date, no payments have been made to or by us pursuant our license agreement with Hologram USA Inc.

Advertising Services. We offer companies and their advertising agencies the ability to engage in all-inclusive digital ad campaigns encompassing pre-roll and display ads on our platform (targeting desired demographic clusters), viral video campaigns to reinforce their brands, cross-channel marketing, real-time social influencer traffic and the ability to showcase our original programming on their own branded leased channels. We also have the capability of running multiple advertising campaigns including campaigns with large geographic scopes for brand awareness and campaigns with local targeting for direct sales aimed at particular consumers. We believe that we offer advertisers a unique value proposition by giving advertisers access to one of the largest publishing platforms in the digital entertainment industry and enabling advertisers to authentically connect with their desired customer bases and those customers that consume most of their content across multiple devices.

Our Revenue Model

Currently, the majority of our content is free, and our business model can presently be characterized as “freemium,” meaning that our content is largely advertising supported and is available to be watched at no cost. We also offer premium subscription-based video content. For a fee ranging from $9.99 to $19.99 per month (depending on the amount of digital video recording storage space selected), premium subscribers have access to our premium channels, pay-per-view specials, special live events (e.g., boxing and music concerts), a high definition (“HD”) quality signal for all channels (where available), no advertising and the ability to record a set number of hours of programs. Free viewers are entitled to only a standard definition (“SD”) quality signal. 93.2% and 5.2% of our current revenues are generated by advertising and premium subscription fees, respectively, with the remainder of our revenue related to sponsored videos, sales and syndication of proprietary FilmOn video content, affiliate partner deals and sales of software and network engineering solutions.

Our platform is fully customizable for affiliate partner video services and we have a team of platform developers who are constantly upgrading and customizing our video service platform. This platform may be licensed to third parties at market rates. Additionally, in August 2012, we entered into a strategic alliance with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, to preload the FilmOn app on Lenovo products.

To date, our operations have been financed by Anakando Ltd., directly and through equity investments and loans made by its sole shareholder Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and affiliated companies. As of the initial closing of this offering, all related party notes payable and stockholder advances reflected in our consolidated financial statements will be converted to equity as additional paid-in capital and we will have no outstanding indebtedness. We have entered into oral, non-exclusive, royalty-free license agreements with each of BattleCam Inc. and Hologram USA Inc., which are owned by Anakando, to stream and digitally distribute their content on our site. To date, no payments have been made to or by us pursuant our license agreements with BattleCam Inc. and Hologram USA Inc. See “Certain Relationships and Related Party Transactions.”

Our Growth and Expansion Strategy

Our core strategy is to grow our ad-based and subscription business domestically and internationally by expanding our unique and exclusive video content library, broadening our subscriber base, increasing streaming advertising revenue opportunities, enhancing our user interface and extending our direct-to-consumer streaming service continually to the most advanced internet-connected devices. Key elements of this strategy include:

Continue to Aggressively Acquire or Invest in Streaming Content. We intend to continue to aggressively invest in quality streaming online content, which we believe will correspondingly result in increased subscriber levels. Any such added streaming traffic by viewers would, in turn, fuel our advertising revenue potential. We intend to primarily acquire or invest in licensed content that has already been produced and has a brand name that we can incorporate into the FilmOn platform. We also intend to consider content acquisition to complement our mobile app, which has had more than 50 million downloads to date, on iOS and Android operating systems.

Enhance Subscriber Satisfaction and Retention with Service Improvements. We have found that incremental improvements in our service and quality have enhanced subscriber satisfaction and retention, and we believe such improvements will lead directly to the migration from wired cable services to internet delivery. We continue to refine our technology, user interfaces and delivery infrastructure to improve a viewer’s experience. For example, using our licensed “adaptive streaming” technology, we automatically and constantly optimize the streaming bit-rate to each user’s internet bandwidth. This minimizes loading and buffering times, delivering an optimum click-and-watch experience. We believe quality viewing will accelerate the cord-cutting process and ultimately the adoption of OVD as a true alternative to traditional television.

Accelerate our Ad Sales Execution. With a portion of the net proceeds of this offering, we intend to increase our spending on sales, marketing and promotion to significantly improve our sell-through percentage rate of ad impressions over our vast content inventory with advertisers and to improve our brand awareness in the United States and elsewhere.

Complete Selected Complementary Acquisitions. We intend to pursue selected acquisitions of complementary businesses in the United States and internationally that extend our platform’s capabilities and our digital media offerings. Potential acquisition targets include OVD hardware distribution companies, video streaming support device manufacturers, specialized advertising networks and live performance venues for the staging of hologram projection programs and sales of related merchandise to live audiences. We currently have no commitments or agreements with respect to any such acquisitions, and there can be no assurance that we will complete any acquisitions in the future.

Enter into Strategic Partnerships with Third-Party Master Content Licensors. We intend to identify and partner with third-party master content licensors and other companies across the OVD video ecosystem to gain access to first run major motion picture studio films and network television content when it becomes deliverable in a digital format. We believe that, upon entering into strategic partnerships with such third parties on a revenue-sharing basis, we will be able to carry film and television re-runs that will put us on par with Netflix, Hulu, Amazon, Apple TV and similar companies.

Obtain Network Television Programming When Available. We are currently waiting for a decision on our claim in Fox Television Stations, Inc., et al. v. FilmOn X, LLC, et al., which is currently being appealed to the United States Court of Appeals for the Ninth Circuit, that we should be treated the same as cable operators for purposes of Section 111 of the Copyright Act. If the Ninth Circuit decides in our favor, we would be entitled to a compulsory license in certain portions of the western United States, although we would be subject to suit on this issue in the remainder of the United States. Separately, we are awaiting the FCC’s decision whether to adopt proposed rules that, if adopted, would give us the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. The proposed rules, if adopted, would treat OVD operators as MVPDs, giving OVD operators the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. In turn, television network broadcasters would be required to negotiate in good faith with OVD operators to act as licensees for the retransmission of television network programs for negotiated licensing fees. Either decision would provide us the opportunity to broadcast local network programs and draw additional viewers to our site. If network television programming becomes available to us, we will be able to offer market-by-market programming in addition to our vast library of digital video content, allowing viewers to access every type of streaming media through FilmOn.com. While more than 75 million monthly unique viewers already use our platform monthly to experience our vast digital media content, we believe providing access to network television programming, including local and national news and sports carried by these networks, will rapidly accelerate the growth of our viewer base.

Capitalize on the Overall Adoption and Growth of Internet Television. Domestically, the number of cable television subscribers has been declining, while data from Adobe Digital Index’s U.S. Digital Video 2014 Inaugural Report indicates that the number of online video starts in the United States is increasing. We believe these changes stem from the desire of consumers for more control and freedom in their ability to “watch what they want, when they want, where they want and how they want.” We believe we provide this control and freedom demanded by the market today.

Always be Accessible in the Consumer Electronics Ecosystem. FilmOn.com is now accessible on a broad array of devices. Through this accessibility, we believe that we enhance the value of our service to subscribers, as well as position ourselves for continued growth, as internet and mobile delivery of content becomes universal. We have also developed FilmOn HDi Streaming TV, a unique streaming OVD device that is similar to Apple TV and Roku but which offers broader content offerings and advanced technology features including a built-in HD video camera and wireless mouse with a clamshell keyboard. FilmOn HDi Streaming TV will be available for purchase by consumers online and through traditional retail stores.

Expand our Market Opportunities Internationally. Our FilmOn.com platform is globally available and configurable to provide local content in certain geographical areas. We intend to form strategic alliances and partnerships to bring content from local non-United States networks to audiences around the world. We believe the international streaming segment represents a significant long-term growth opportunity for us as emerging markets expand access to broadband and mobile technology.

Our Competitive Advantages

We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following competitive strengths:

Extensive and Exclusive Content. We have amassed an extensive library of content in which we hold exclusive worldwide streaming distribution rights and have established exclusive relationships with key talent and content providers. All of our digital content is available on FilmOn.com. Our extensive and exclusive content distinguishes us from a former competitor, now defunct Aereo, Inc., which offered only the retransmission of network television broadcast signals in local markets and did not offer the breadth of video on demand, movies or specialty linear channels that we offer.

Universal Access. Our titles can be streamed by all of our viewers through FilmOn.com using virtually any internet-connected device (e.g., tablets, smart phones and laptops) or from our mobile app. Our mobile app has had more than 50 million downloads to date.

Proprietary and Carefully Selected Content. Our proprietary content and carefully selected media library lie at the core of our business model. Our exclusive original content represents approximately 20% of the viewing time of our subscribers and we are continuously expanding our proprietary content to appeal to more viewers. With the growth in demand for digital rights, we expect that our large library of licensed and originally produced content will also be a key driver in our ability to grow efficiently and will act as a hedge against the rising costs of new digital rights. We believe the significant volume of titles we offer in the VOD category and the breadth of our 700 linear programming channels differentiate us from Netflix and similar OVD platforms, which primarily provide proprietarily-produced serialized content and selected VOD titles.

International Distribution Rights. The strength of our proprietary content library developed through our focus on original content acquisitions and licensing has provided us with a library of specialty content for which we hold exclusive worldwide distribution rights. We believe rights to such distinctive content offerings would be difficult to acquire in today’s market. By obtaining these rights, we have created a barrier to entry for competitors into our content specialties giving us the potential to reach a worldwide subscriber base with no additional licensing costs. Substantially all of our content library is available worldwide, with certain exceptions due to geographic, sales, rental, subscription or advertising restrictions that are contained in our content licenses.

Selected Risks Associated with Our Business

Despite our growth and expansion strategy and the competitive advantages we describe above, our business and prospects may be limited by a number of risks and uncertainties that we currently face, including:

•	We operate in an intensely competitive market for subscription-based content delivered over the internet, as well as for traditional television and online entertainment generally, against a number of large, well-known content providers.

•	We currently do not offer network television programming and the quality of our original content is not publicized as extensively by the media as the content of other providers such as Netflix, Hulu, Amazon and Apple TV.

•	Many of our competitors charge viewers recurring monthly subscription fees to view their video content. The majority of our content is currently free to view and, as a result, our business model relies primarily on advertising.

•	We had an unaudited net loss of $5.7 million for the six months ended June 30, 2015, and there can be no assurance we will have net income for the full 2015 year or in future periods.

•	Our business depends on the availability to us of Alkiviades (Alki) David, our Chairman and Chief Executive Officer, who has financed our operations to date, has knowledge regarding the internet streaming video market and business contacts that would be extremely difficult to replace, and our business would be materially and adversely affected if his services were to become unavailable to us. We do not have an employment agreement with Mr. David.

•	We are a defendant in a number of ongoing lawsuits, some of which are on appeal, brought by major television broadcasters alleging that we violated copyright laws in 2013 and 2014 by redistributing broadcast content without paying cable retransmission fees.

•	In light of the potential for regulatory change to increase opportunities for OVD operators, companies like ours must continue to expend significant funds to validate their rights in the courts. Such efforts are expensive and the opposing parties are generally large well-funded companies, many times being the four major broadcast companies.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors,” page 27 (“We are an ‘emerging growth company’. . . .”).

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under Securities and Exchange Commission (“SEC”) rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

Organizational Background and Corporate Information

In 2007, Alkiviades (Alki) David, the Chairman and Chief Executive Officer of our company, formed FilmOn TV UK Ltd. (formerly known as FilmOn.com Plc) in the United Kingdom. Through FilmOn TV UK Ltd., he began amassing digital video content and streaming it over the internet. In September 2010, Mr. David brought the FilmOn concept to the United States, establishing multiple FilmOn entities for the creation, collection and distribution of digital video content. He also established operations in Beverly Hills, California. In September 2011, Mr. David formed FilmOn.TV Networks Inc. in Delaware. He used FilmOn.TV Networks Inc. as the United States holding company for the United States-based FilmOn entities and operations he had established. In August 2012, as part of a reorganization of the FilmOn group of companies, FilmOn.TV Networks Inc. acquired FilmOn TV UK Ltd. in a stock-for-stock exchange in which FilmOn.TV Networks Inc. became the holding company for all the United Kingdom-based FilmOn operations. In August 2015, pursuant to a further reorganization, all of the other United States FilmOn entities consolidated under FilmOn.TV Networks Inc.

Our executive offices are located at 338 N. Canon Drive, 3rd Floor, Beverly Hills, California 90210 and our telephone number is (877) 733-1830. We maintain a corporate website at http://corp.filmon.com. Information on our website, and any downloadable files found there, is not part of this prospectus and should not be relied upon with respect to this offering.

Investors and others should note that we use social media to communicate with all of our viewers and the public about our company, our services, new product developments and other matters. Any information that we consider to be material to an evaluation of our company will be included in filings on the SEC website, http://www.sec.gov, and may also be disseminated using our investor relations website, http://corp.filmon.com, and press releases. However, we encourage investors, the media and others interested in our company to also review our social media channels @FilmOnTV on Twitter and FilmOn.TV on Facebook.

THE OFFERING

Common stock offered by us	6,250,000 shares (minimum) to 12,500,000 shares (maximum)

Common stock outstanding prior to this offering	37,312,500 shares

Best efforts offering	The underwriters are selling the shares of our common stock offered in this prospectus on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares. We do not intend to close this offering unless we sell a minimum of 6,250,000 shares of common stock.

Common stock to be outstanding after this offering	43,562,500 shares (if the minimum number of shares is sold)(1) and 49,812,500 shares (if the maximum number of shares is sold)(2)

Use of proceeds after expenses	Based on an assumed initial public offering price of $8.00 per share, which is the mid-point of the pricing range at which we expect to offer our shares for sale under this prospectus, we estimate that the net proceeds to us from this offering, assuming we sell a minimum of 6,250,000 shares, will be $45,874,000 and, assuming we sell all 12,500,000 shares, without including the over-subscription allowance shares, will be $92,324,000, after payment of underwriting commissions and our estimated offering expenses. However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the net proceeds of this offering (i) to finance acquisitions of, or investments in, internet video content, (ii) to buy and aggregate complementary businesses, (iii) to accelerate sales, marketing and promotion activities to improve our advertising sales and brand awareness, and (iv) for general corporate purposes. See “Use of Proceeds” for more information.

Escrow	The gross proceeds of this offering will be deposited at Signature Bank, New York, New York, in an escrow account established by us. The funds will be held in escrow until we receive a minimum of $50,000,000, at which time the funds will be released to us. Any funds received in excess of $50,000,000 and up to $100,000,000 will immediately be available to us. If we do not receive the minimum amount of $50,000,000 by , 2016 (60 days after the date of this prospectus), all funds will be returned to purchasers in this offering on the next business day after the offering’s termination, without charge, deduction or interest. Prior to , 2016, in no event will funds be returned to you. You will only be entitled to receive a refund of your subscription if we do not raise a minimum of $50,000,000 by , 2016.

Ownership after this offering	Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and our other executive officers will beneficially own 83.6% if the minimum number of shares is sold, 73.2% if the maximum number of shares is sold, and 70.5% if all of the over-subscription allowance shares are sold, of our outstanding common stock after the completion of this offering.

Risk factors	Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this prospectus beginning on page 15 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	FOTV(3)

(1)	Excludes 437,500 shares (if the minimum number of shares is sold) of our common stock issuable upon the exercise of warrants we expect to grant to the underwriters in this offering and 187,500 shares of our common stock reserved for future grants pursuant to the exercise of options or other equity awards under the FilmOn.TV Networks Inc. 2012 Stock Plan (the “2012 Stock Plan”).
(2)	Excludes the underwriters’ over-subscription allowance of up to 1,875,000 shares of common stock, 875,000 shares (if the maximum number of shares is sold) of our common stock issuable upon the exercise of warrants we expect to grant to the underwriters in this offering and 187,500 shares of our common stock reserved for future grants pursuant to the exercise of options or other equity awards under the 2012 Stock Plan.
(3)	We have reserved the trading symbol “FOTV” in connection with our application to have our common stock listed for trading on the Nasdaq Capital Market.

On November 10, 2015, our Board of Directors and the holder of a majority of the outstanding shares of our common stock approved an amendment to our certificate of incorporation to effect a 0.375-for-1 reverse stock split of our outstanding common stock and authorized our executive officers to implement such reverse stock split at such time as they deem advisable. All share information contained in this prospectus reflects the proposed 0.375-for-one reverse stock split of our outstanding common stock (except for the share and per share information included in our consolidated financial statements).

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus, excluding the adjustments made to effect the 0.375-for-1 reverse stock split of our outstanding shares, which has been approved but is not yet effective. The selected consolidated statements of operations data for the six months ended June 30, 2015 and 2014 and the selected consolidated balance sheet data as of June 30, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, excluding the adjustments made to effect the 0.375-for-1 reverse stock split of our outstanding shares, which has been approved but is not yet effective. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This summary of historical financial data should be read together with the financial statements and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

	Six Months Ended June 30, (unaudited)		Years Ended December 31,
Consolidated Statement of Operations Data:	2015	2014	2014	2013
	(in thousands, except share and per share data)
Revenues	$6,764	$2,950	$13,539	$3,277
Cost of revenues	5,969	2,944	8,678	5,709
Loss from operations	(5,636)	(3,950)	(5,079)	(12,656)
Net Loss	$(5,722)	$(4,044)	$(5,266)	$(12,826)
Loss per share – basic and diluted	$(0.15)	$(0.11)	$(0.14)	$(0.35)
Weighted average common shares outstanding – basic and diluted	37,312,500	37,265,994	37,288,902	37,031,355

The following table summarizes our consolidated balance sheet data as of December 31, 2014 and 2013, as well as June 30, 2015, on an actual basis and on a pro forma, as adjusted to give effect to (i) the elimination as an additional capital contribution of approximately $15.9 million of indebtedness, net held as of June 30, 2015 by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and (ii) the net proceeds of the sale of a minimum of 6,250,000 shares and a maximum of 12,500,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share (which is the mid-point of the expected pricing range).

	As of June 30, 2015 (unaudited)
		Pro Forma, As Adjusted –	Pro Forma, As Adjusted –	As of December 31,
Consolidated Balance Sheet Data:	Actual	Minimum	Maximum	2014	2013
	(in thousands)
Cash and cash equivalents	$938	$46,812	$93,262	$377	$536
Working capital (deficit)	(15,331)	30,543	76,993	(12,307)	(11,928)
Total assets	9,864	55,738	102,188	13,399	5,851
Total indebtedness	17,111	5,660	5,660	15,928	12,014
Total liabilities	21,521	5,660	5,660	22,064	16,977
Total stockholders’ (deficit) equity	(11,657)	50,078	96,528	13,399	7,021

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Relating to Our Business and Industry

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results and financial condition could be adversely affected.

We have operated in a highly competitive market since our United-Kingdom entity, FilmOn TV Ltd., began operations in 2010. We face significant competition from numerous online digital media platforms such as Netflix, Hulu, Amazon and Apple TV, all of which are substantially larger, have significantly greater technical and financial resources than we do and are better positioned to continue investment in competitive technologies. These companies, as well as traditional cable and satellite channels, also have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.

In order to be successful in this market, we must meet many competitive challenges, including:

•	offering services and products that support multiple hardware platforms, operating systems, applications and application development frameworks;

•	establishing and maintaining broad market acceptance of our services and converting that acceptance into direct and indirect sources of revenue;

•	establishing and maintaining adoption of our services on a wide variety of platforms and devices;

•	developing services and products that result in high degrees of subscriber satisfaction and high levels of subscriber usage and retention;

•	successfully responding to competition, including competition from new and existing digital media providers; and

•	identifying, attracting and retaining talented technical and creative services staff at reasonable market compensation rates in the markets in which we employ.

Existing and future competitors may introduce products and services in the same markets we serve or intend to serve, and competing products or services may have better performance, lower prices, better functionality and broader acceptance than our products. Our competitors may also add features to their products or services similar to features that presently differentiate our product and service offerings from theirs. This competition could result in increased sales and marketing expenses, thereby materially reducing our operating margins, and could harm our ability to increase, or cause us to lose, market share. Some of our competitors and potential competitors supply a wide variety of services and products to, and have well-established relationships with, our current and prospective subscribers.

We have a history of annual net losses which may continue and which may negatively impact our ability to compete and achieve our business strategy.

Despite the heavy competition in our industry, our revenues have increased in recent periods. However, we have experienced significant net losses. For the year ended December 31, 2014, we had a net loss of $5.3 million and for the year ended December 31, 2013, we had a net loss of $12.8 million. For the six months ended June 30, 2015, we had a net loss of $5.7 million, compared to a net loss of $4.0 million for the comparable period in 2014. Our business strategy may be unsuccessful and no assurance can be given that we will ever have net income. Accordingly, our prospects must be considered in light of the competition, risks, expenses and difficulties frequently encountered by an emerging online media company. Our inability to effectively meet our competition could have an adverse effect on our prospects, operating results and financial condition.

Most of our revenue has come from advertising and subscription fees. Decreases in demand for our services could adversely affect our results of operations and financial condition.

To date, our revenue has been derived primarily from advertising and subscription fees. Although we expect that our digital video services will achieve broad market acceptance, our ability to create demand for our FilmOn.com platform could be materially and adversely affected by a number of factors, including:

•	improved digital media offerings from competitors in our markets;

•	competitive pricing pressures;

•	failure to release new or enhanced versions of our digital viewing services;

•	technological change that we are unable to address with our website; and

•	general economic conditions.

We have one operating and reportable business segment and, therefore, our business, financial condition, results of operations and cash flows would be adversely affected by a decline in demand for our digital media viewing services. Our business and business prospects would be materially and adversely affected if the market for these services does not expand as we expect.

We face many risks in connection with the general conditions and trends of our internet streaming video market. If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

We have experienced significant subscriber growth since our United Kingdom entity, FilmOn TV Ltd., began operations in 2010. Our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with a valuable and quality streaming experience. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain subscribers. We are competing for screen viewing time with many competing offerings, including multichannel video programming distributors providing free, on demand content through authenticated internet applications, internet-based movie and television content providers, including both those that provide legal and illegal (or pirated) streaming video content, and streaming video retail stores. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing features or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. In addition, many of our subscribers are rejoining our service or originate from word-of-mouth advertising from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract subscribers, and as a result, our ability to maintain and/or grow our business will be adversely affected. Subscribers may stop using our service for many reasons, including a perception that they do not use the service sufficiently, the availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new subscribers both to replace subscribers who stop using our service and to grow our business beyond our current subscriber base. If too many of our subscribers stop using our service, or if we are unable to attract new subscribers in numbers sufficient to grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, our business will be adversely affected. Further, if excessive numbers of subscribers stop using our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace these subscribers with new subscribers.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations internationally, scaling our streaming service to effectively and reliably handle anticipated growth in both subscribers and features related to our service. As we expand internationally, we are managing our business to address varied content offerings, consumer customs and practices, in particular those dealing with e-commerce and internet video, as well as differing legal and regulatory environments. As we scale our streaming service, we are developing technology and utilizing third-party internet-based or “cloud” computing services. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our streaming operations, our business may be adversely affected.

We identified a material weakness in connection with our internal control over financial reporting. Although we are taking steps to remediate the material weakness, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2013 and 2014, our management and independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of U.S. generally accepted accounting principles, or U.S. GAAP, commensurate with our financial reporting requirements and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively. As a result, numerous adjustments to our consolidated financial statements were identified and made during the course of the audits.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses. In an effort to remediate the material weakness, we plan to increase the number of our finance and accounting personnel, and will consider hiring a Chief Financial Officer with public company experience.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

We may require additional financing, which may not be available, as it historically has been, for the continued operation of our business.

The continued acquisition, management and distribution of digital video content that is the core of our business is very expensive and we may require additional funds to continue operations of our business once the net proceeds of this offering have been used. In the past, we were able to rely on Alkiviades (Alki) David, our Chairman and Chief Executive Officer, to provide our company with financing for the acquisition of video content and ongoing operations; however, in the future, regardless of his commitment Mr. David may be unable to continue to provide our company with such financial assistance and we may not be able to access alternative sources of financing. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations.

If our efforts to build unique identity and improve subscriber satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our operating results may be adversely affected.

We must continue to build and maintain a unique identity. We believe that a unique identity will be important in attracting and retaining subscribers who have a number of choices from which to obtain streaming content. To build a unique identity we believe we must continue to offer content and service features that our subscribers value and enjoy. We also believe that these must be coupled with effective consumer communications, such as marketing, customer service and public relations. If our efforts to promote and maintain our identity are not successful, our ability to attract and retain subscribers may be adversely affected. Such a result may adversely affect our operating results.

With respect to our expansion into international markets, we will also need to establish our identity and, to the extent we are not successful in doing so, our business in new markets may be adversely impacted.

Changes in our subscriber acquisition sources could adversely affect our marketing expenses and subscriber levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media websites such as Facebook and Twitter, to promote our service to potential new subscribers. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that subscribers or potential subscribers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new subscribers may be adversely affected.

If companies that currently promote our service decide that we are negatively impacting their business, that they want to compete more directly with our business or enter a similar business or decide to exclusively support our competitors, we may no longer be given access to such marketing channels. We also acquired a number of subscribers who return to our service having previously stopped using our service. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscribers levels and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, license and/or distribute through our service.

As a distributor of digital media content, including digital video, we face potential liability for negligence, copyright, or trademark infringement or other claims based on the nature and content of materials that we acquire, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our website such as subscriber reviews. We are responsible for production costs and other expenses related to our original content. We also take on risks associated with this production, such as completion and key talent risk. To the extent we do not accurately anticipate costs or mitigate risks, or if we become liable for content we acquire, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We cannot assure that we are indemnified to cover claims or costs of these types and we may not have insurance coverage for these types of claims.

We rely upon a number of strategic partners to offer instant streaming of content to various devices.

We currently offer all our viewers the ability to receive streaming content through a host of internet-connected devices, including internet-enabled televisions, digital video players, game consoles and mobile devices. We intend to continue to broaden our capability to instantly stream content to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our streaming content, our ability to grow our business could be adversely impacted. We have entered into agreements with certain consumer electronics partners, pursuant to which each makes available an “app” for viewing our content on its hardware platform. Our agreements with our consumer electronics partners are typically between one and three years in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our viewers’ use and enjoyment could be negatively impacted.

We depend on several large video advertising networks to resell our available screen space, and the discontinuance of any such arrangements could result in a significant loss of revenue.

A significant portion of our revenue is earned in connection with arrangements with several large video advertising networks which resell our available video advertising screen space to individual advertisers and brands. During the year ended December 31, 2013, we had one video advertising network customer that accounted for 16.2% of our revenue and during the year ended December 31, 2014, we had two video advertising network customers that accounted for 19.6% and 10% of our revenue. During the six months ended June 30, 2015, we had two video advertising network customer that accounted for 42.2% and 18.6% of our revenue. A decision by any of these video advertising network customers to discontinue or limit their relationship with us could result in a significant loss of revenue to us.

Any significant disruption in our computer systems or those of third parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm these systems. Interruptions in these systems, or to the internet in general, could make our service unavailable or impair our ability to deliver content to our subscribers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential subscribers.

FilmOn.com experienced a significant service interruption in 2009, when a third-party data host faced a cyber attack by an intruder, and we experienced a significant service interruption in 2013, when we were the target of denial of service attacks for two weeks. The FilmOn.com website remained operational during the 2009 interruption, however most FilmOn.com channels went offline for two to three days while servers were reinstalled. The 2013 attack was resolved with the services of Neustar Site Protect.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions and periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to disrupt our service or otherwise access our systems, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and, to date, hackers have not had a material impact on our service or systems. However, this is no assurance that hackers may not be successful in the future. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of subscribers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party data centers. In addition, we utilize third-party internet-based or “cloud” computing services in connection with our business operations. We also utilize third-party content delivery networks to help us stream content in high volume to our subscribers over the internet. Problems faced by us or our service providers, including technological or business-related disruptions, could adversely impact the experience of our subscribers.

We rely on our proprietary technology to stream content and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our subscribers. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology to manage the streaming of content to our subscribers in a timely and efficient manner, our ability to retain existing subscribers and to add new subscribers may be impaired. In addition, if our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to retain existing subscribers and to add new subscribers may be impaired. Also, any harm to our subscribers’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our acquisition and retention of subscribers could be negatively impacted. Further, to the extent network operators were to create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Our reputation and relationships with subscribers would be harmed if our subscribers’ data, particularly personally identifying data, were to be subject to a cyber-attack or otherwise accessed by unauthorized persons.

We maintain personal data regarding our subscribers, including their names and other information. With respect to personally identifying data, we rely on licensed encryption and authentication technology to secure such information. We also take measures to protect against unauthorized intrusion into our subscribers’ data. In addition, in the future, we anticipate employing private network lines between core and streaming data centers to enhance the quality of public internet connections, which can be unstable at times, and to prevent situations where all or any of our internet connections are overloaded by a potential cyber attack.

Despite these measures, we could experience a cyber attack or other unauthorized intrusion into our subscribers’ data. Our security measures could also be breached due to employee error, malfeasance, system errors or vulnerabilities, or otherwise. In the event our security measures are breached, or if our services are subject to attacks that impair or deny the ability of subscribers to access our products and services, current and potential subscribers may become unwilling to provide us the information necessary for them to become subscribers or may curtail or stop using our products and services. In addition, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our subscribers’ data occur, our business could be adversely affected. Changes to operating rules could increase our operating expenses and adversely affect our business and results of operations.

If our patents, trademarks, intellectual property and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely on and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as patent, trademark, copyright and trade secret protection laws, to protect our intellectual property and proprietary rights.

We also, when necessary, enforce our proprietary rights through court proceedings. We may file, from time to time, patent and trademark applications. Nevertheless, these applications may not be approved, third parties may challenge patents and trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property and other proprietary rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us.

We currently hold various domain names, including FilmOn.com. Failure to protect our domain names could adversely affect our reputation and make it more difficult for our customers to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our intellectual property and other proprietary rights.

We may be subject to litigation which, if adversely determined, could cause us to incur substantial losses. In particular, pending intellectual property lawsuits against us could be costly and impose a significant burden on our management and employees. If such lawsuits result in judgments against us, our business, prospects and competitive position may be adversely affected.

From time to time, during the normal course of our businesses, we are subject to various litigation claims and legal disputes most significantly in the areas of intellectual property (e.g., trademarks, copyrights and patents). Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third parties in marketing and providing our service through contractual and other rights. Despite our efforts, from time to time, third parties have alleged, and may in the future allege, that we have violated their intellectual property rights.

We are currently parties to multiple lawsuits related to our products and services, including copyright infringement lawsuits brought by content broadcasters and intellectual property rights-holders, and we may in the future be subject to additional such lawsuits and disputes. We are vigorously defending claims in federal court in New York, Los Angeles and Washington, D.C. brought by television networks for streaming their broadcast programming over the internet without a license and we have asserted our own counterclaim against the networks that we are entitled to a compulsory performance license to retransmit the networks’ broadcast content pursuant to Section 111 of the 1976 Copyright Act. The claims against us and our counterclaims against the networks remain pending. For more information, see “Business – Legal Proceedings.”

Defending and prosecuting these claims is costly and can and may impose a significant burden on our management and employees. In addition, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. If we are unable to obtain an outcome which sufficiently protects our rights, successfully defend our use of intellectual property, or allows us time to develop non-infringing technology and content or to otherwise alter our business practices on a timely basis in response to the claims against us, our business, prospects and competitive position may be adversely affected.

Some of these claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage, and, as a result, we are, at times, required to incur significant unreimbursed legal fees in defending such claims. Because we cannot accurately predict the outcome of any action, as a result of current and/or future litigation, we could be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

Recently, a United States District Court Judge in California, interpreting the Copyright Act, agreed with us in not believing there to be a policy argument for treating traditional cable services differently from internet services. This case is being appealed to the United States Court of Appeals for the Ninth Circuit. Separately, the Federal Communications Commission has proposed rules to create regulatory parity between OVD operators and cable operators that would benefit us if adopted. If the above-referenced case is ultimately overturned by an appellate court and/or the FCC fails to adopt its proposed rules, our business, prospects and competitive position may be negatively affected.

We believe that OVD operators should be permitted, like cable networks, to retransmit licensed television network programming via the internet because we provide an analogous service to cable networks using internet and wireless technology. However, in July 2014, the Southern District of New York, during litigation involving a former FilmOn competitor, relied on existing Second Circuit precedent in holding that internet retransmission services do not constitute cable systems under Section 111 of the Copyright Act. In contrast, in July 2015, a United States District Court Judge in California, interpreting the Copyright Act in Fox Television Stations, Inc., et al., v. FilmOn X, LLC, et al., recently held to the contrary and agreed with us, concluding that we should be treated the same as cable operators for purposes of Section 111 of the Copyright Act. The California Court specifically considered the New York Court’s prior decision and found it unpersuasive. The Court also authorized an immediate appeal.

Fox Television Stations, Inc., et al. v. FilmOn X, LLC, et al., is currently being appealed to the United States Court of Appeals for the Ninth Circuit. If the Ninth Circuit upholds the California District Court’s decision on appeal, such a decision would create conflicting authority between the 9th and 2nd Circuit regarding whether a company that streams broadcast television over the internet can qualify as a cable system under Section 111 of the Copyright Act and thereby rebroadcast television networks’ broadcast content at set, predetermined rates. If this were to occur, we would be entitled to a compulsory license in the 9th Circuit, but not in the 2nd Circuit, and we would be subject to suit on this issue in the remainder of the United States. Under these circumstances, we may seek a final determination of whether we may qualify as a cable system under the Copyright Act by the Supreme Court of the United States. If the California district court decision is overturned on appeal, we would not be entitled to a compulsory performance license to rebroadcast television networks’ broadcast content at set, predetermined rates pursuant to the Copyright Act.

Separately, the FCC, which regulates interstate communications by radio, television, wire, satellite and cable in the United States, has proposed rules–due in part to our advocating for them–to create regulatory parity between OVD operators and cable operators. The proposed rules, if adopted, would treat OVD operators as MVPDs, giving OVD operators the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. In turn, television network broadcasters would be required to negotiate in good faith with OVD operators to act as licensees for the retransmission of television network programs for negotiated licensing fees. We believe the proposal that OVD operators be treated as MVPDs, if adopted, would allow us to provide a comprehensive video entertainment platform and would spur investment in FilmOn and the OVD industry generally. We submitted our reply comments to the FCC in support of the proposed rulemaking on March 18, 2015. At this time, we are not aware of when or whether these proposed rules will become effective or whether the content of such rules will change during the adoption process. Further, if the FCC’s proposed rules are not adopted, or if they are adopted with modifications that are adverse to us, we may not be entitled to negotiate content licenses with television networks.

If either the FCC rulemaking or the above-referenced litigation is not decided in our favor, our business, prospects and competitive position may be negatively affected. If neither of these matters is decided in our favor, it is possible that the network broadcasters will refuse to grant us a license to rebroadcast their content to our subscribers, thereby negatively affecting our business, prospects, and competitive position.

Piracy of video, including digital and internet piracy, may reduce viewers of our website or lead to infringement claims against us.

Video piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of video into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of content on DVDs, Blu-ray discs, and the internet. We may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that security and anti-piracy measures will prevent the piracy of our content. The proliferation of unauthorized copies of these products could have an adverse effect on our business, because these products could reduce the number of viewers who use our service or could lead to infringement claims against us if such products wind up on our websites.

Our online activities are subject to a variety of laws and regulations relating to privacy which, if violated, could subject us to an increased risk of litigation and regulatory actions.

In addition to our websites and applications, we use third-party applications, websites, and social media platforms to promote our service and engage consumers, as well as monitor and collect certain information about users of our service. There are a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual’s personally identifiable information. Many foreign countries have adopted similar laws governing individual privacy, some of which are more restrictive than similar United States laws. If our online activities were to violate any applicable current or future laws and regulations, we could be subject to litigation and regulatory actions, including fines and other penalties.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting internet neutrality, could decrease the demand for our service and increase our cost of doing business. For example, in late 2010, the FCC adopted so-called net neutrality rules intended, in part, to prevent network operators from discriminating against legal traffic that transverse their networks. On April 13, 2015, the FCC published final rules protecting net neutrality; however, those rules are currently being challenged by the telecommunications industry in the United States Court of Appeals for the District of Columbia Circuit. To the extent network operators attempt to use the April 2015 rules, or intermediate rulings relating to the appeal thereof, to extract fees from us to deliver our traffic or otherwise engage in discriminatory practices, our business could be adversely impacted. As we expand internationally, government regulation concerning the internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

We could be subject to economic, political, regulatory and other risks arising from international operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from and incremental to those in the United States. In addition to the risks that we face in the United States, our international operations may involve risks that could adversely affect our business, including:

•	the need to adapt our content and user interfaces for specific cultural and language differences, including licensing a certain portion of our content library before we have developed a full appreciation for its performance within a given territory;

•	difficulties and costs associated with staffing and managing foreign operations;

•	management distraction;

•	political or social unrest and economic instability;

•	compliance with United States laws, such as the Foreign Corrupt Practices Act, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

•	unexpected changes in regulatory requirements;

•	less favorable foreign intellectual property laws;

•	adverse tax consequences such as those related to repatriation of cash from foreign jurisdictions into the United States, non-income related taxes such as value-added tax or other indirect taxes, changes in tax laws or their interpretations, or the application of judgment in determining our global provision for income taxes and other tax liabilities given inter-company transactions and calculations where the ultimate tax determination is uncertain;

•	fluctuations in currency exchange rates, which could impact revenues and expenses of our international operations and expose us to foreign currency exchange rate risk;

•	profit repatriation and other restrictions on the transfer of funds;

•	differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as payment cards;

•	new and different sources of competition;

•	different and more stringent user protection, data protection, privacy and other laws; and

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion.

Our failure to manage any of these risks successfully could harm our international operations and our overall business, and results of our operations.

Our business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because our common stock will be publicly traded, we will be subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board (PCAOB), the SEC and the Nasdaq Capital Market (after our common stock has been approved for listing), periodically issue new requirements and regulations and legislative bodies also review and revise applicable laws. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, we will continue to be required to commit significant financial and managerial resources and incur additional expenses to address such laws, rules and regulations, which could in turn reduce our financial flexibility and create distractions for management.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, financial condition, results of operations and cash flows.

The loss of the services of Alkiviades (Alki) David or Peter van Pruissen for any reason would materially and adversely affect our business operations and prospects.

Our financial success is dependent to a significant degree upon the efforts of Alkiviades (Alki) David, our Chairman and Chief Executive Officer, with whom we do not currently have an employment agreement, and Peter van Pruissen, our Chief Financial Officer. Mr. David, who has financed our operations to date, has knowledge regarding the internet streaming video market and business contacts that would be extremely difficult to replace. Mr. van Pruissen possesses historical financial and accounting experience concerning our company that our other officers do not have. There can be no assurance that Messrs. David and van Pruissen will continue to provide services to us. It is expected that Messrs. David and van Pruissen will devote a significant amount of their working time to our company (not less than an average of 35 hours per week for Mr. David and not less than an average of 24 hours per week for Mr. van Pruissen) and that the balance of Messrs. David and van Pruissen’s working time may be devoted to other business and investment activities. A voluntary or involuntary departure by Mr. David and/or Mr. van Pruissen could have a materially adverse effect on our business operations if we were not able to attract a qualified replacement for them in a timely manner. At present, we do not maintain a key-man life insurance policy for either Mr. David or Mr. van Pruissen, but we are in the process of obtaining such insurance for Mr. David.

There may be potential conflicts of interest involving the time spent by our Chairman and Chief Executive Officer as between our company and other companies he controls.

Alkiviades (Alki) David, our Chairman and Chief Executive Officer, also serves as a director and officer of several other companies that he controls including Anakando Ltd. and Hologram USA Inc. and devotes a portion of his business and professional time and efforts to the respective businesses of those companies. While we believe that our business, technologies and strategic objectives are distinguishable from those other companies he controls, and which we do not compete with, Mr. David may have potential conflicts of interest with respect to, among other things, potential corporate opportunities, business combinations, joint ventures and/or other business opportunities that may become available to him, us, Anakando, Hologram USA and the other companies he controls. Moreover, while Mr. David has agreed to devote not less than an average of 35 hours per week of his business and professional time and efforts to us, potential conflicts of interest also include the amount of time and efforts devoted by him to the affairs of Anakando, Hologram USA and other companies he controls. We may be materially affected if Mr. David chooses to place the interests of Anakando, Hologram USA and other companies he controls before those of our company. Our Board of Directors has adopted a policy whereby any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) must be approved solely by a majority of the disinterested independent directors serving on the Board. Mr. David also owes fiduciary duties of care and loyalty to us under Delaware law. However, the failure of our management to resolve any conflicts of interest in our favor could materially adversely affect our business, financial condition and results of operation.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth, and our compensation expenses may increase.

To execute on our strategy, we must continue to attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing software. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. Technical personnel are also aggressively recruited by other startup and emerging growth companies, which are especially active in many of the technical areas and geographic regions in which we operate. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the value of our common stock could adversely affect our ability to attract or retain key employees and result in increased employee compensation expenses.

We may face quarterly and seasonal fluctuations that could harm our business.

Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuations are the result of a seasonal pattern that reflects variations in consumer purchasing habits. When consumers buy internet-connected devices, they tend to increase their viewership of digital media, including general video streaming services. Our subscriber growth is generally greatest during the fourth and first quarters (October through March), and slowest during the second and third quarters (May through August).

Changes in accounting principles or guidance, or in their interpretations, could result in unfavorable accounting charges or effects, including changes to our previously filed consolidated financial statements, which could cause our stock price to decline.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant negative effect on our reported results and retroactively affect previously reported results, which, in turn, could cause our stock price to decline.

We will incur increased costs as a result of being a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq Capital Market listing requirements and other applicable securities rules and regulations impose various requirements on public companies. Our management and administrative staff will need to devote a substantial amount of time to compliance with these requirements. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention away from product development activities. If for any reason our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

In connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it may be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee and compensation committee.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of our periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, and we may not be able to remain listed on the Nasdaq Capital Market.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a costly and challenging process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting. We will also need to continue to improve our control processes as appropriate, validate through testing that our controls are functioning as documented and implement a continuous reporting and improvement process for our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

As discussed above, we have identified a material weakness in connection with our 2013 and 2014 consolidated financial statements. Material weaknesses could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal controls in the future.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our consolidated financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our securities less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

If we fail to forecast our revenue accurately due to lengthy sales cycles, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

We have a very limited history upon which to base forecasts of future revenue. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as anticipated. As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Our growth strategy depends, in part, on our acquiring internet video content as well as complementary businesses and expanding those operations, which we may be unable to do.

Our growth and expansion strategy is based, in part, on our ability to acquire or invest in internet video content as well as complementary businesses. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

•	identify suitable content and businesses to buy;

•	complete the purchase of such content and businesses on terms acceptable to us;

•	complete the acquisition(s) in the time frame and within the budget we expect; and

•	improve the results of operations of the content and businesses that we buy and successfully integrate those operations on an accretive basis.

There can be no assurance that we will be successful in any or all of the steps above. Our failure to successfully implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, accretively acquire those candidates that we identify or integrate acquired businesses effectively and profitably.

Risks Related to our Shares and this Offering

The best efforts structure of this offering may yield insufficient gross proceeds to fully execute on our business plan.

The underwriters are offering shares of our common stock in this offering on a best efforts basis. The underwriters are not required to sell any specific number or dollar amount of common stock, but will use their best efforts to sell the shares offered by us. It is a condition of this offering that we raise the minimum amount of $50,000,000 by                 , 2016 (60 days after the date of this prospectus). As a “best efforts” offering, there can be no assurance that we will successfully raise this minimum amount or that the offering contemplated by this prospectus will ultimately be completed or will result in any proceeds being made available to us.

The success of this offering will impact, in large part, our ability to cover expenses and finance operations over the next 12 to 24 months. If we sell only the minimum number of shares yielding insufficient gross proceeds, we may be unable to sufficiently fund operations or fully execute on our business plan. This could potentially result in a material adverse effect on our business, prospects, financial condition and results of operations.

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.

Before this offering, there was no public market for our common stock. Even though we have applied to list our shares for trading on the Nasdaq Capital Market, we cannot be certain that our common stock will be so listed. Even if our common stock is listed on the Nasdaq Capital Market, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. You may lose all or a part of your investment. The initial public offering price of our shares was arbitrarily determined based on negotiations between us and the underwriters. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to a variety of factors and risks, many of which are beyond our control. See “Underwriting.” In addition to the risks noted elsewhere in this prospectus, some of the other factors affecting our stock price may include:

•	variations in our operating results;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us; and

•	future sales of our common stock.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

The concentration of our common stock ownership by our Chairman and Chief Executive Officer and our other officers will limit your ability to influence corporate matters.

Upon completion of this offering, Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and our other executive officers will beneficially own and will be able to vote in the aggregate 83.6% of our outstanding common stock if the minimum number of shares is sold, 73.2% of our outstanding common stock if the maximum number of shares is sold, and 70.5% if all of the over-subscription allowance shares are sold, of our outstanding common stock after the completion of this offering.

As such, Mr. David and our other executive officers, as stockholders, will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.

The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis. After giving effect to the elimination of $15.9 million of indebtedness held by Alkiviades (Alki) David as of June 30, 2015 as additional capital contributions, the dilution per share in the net tangible book value per share of common stock will be $6.85 per share if the minimum number of shares is sold and $6.06 per share if the maximum number of shares is sold, based on an assumed $8.00 initial public offering price, which is the mid-point of the expected pricing range at which we expect to offer our shares for sale under this prospectus. If stock options and warrants to purchase shares of common stock are exercised, there would be further dilution. See “Dilution.”

Some members of our board of directors are not residents of the United States and certain of our assets are located outside of the United States. As a result, you may not be able to enforce any U.S. judgment for claims you may bring against such directors or assets.

Some members of our board of directors are not residents of the United States, including our Chairman and Chief Executive Officer, and certain of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. resident directors than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident directors located outside the United States than if such assets were located within the United States. We cannot assure you that foreign courts would enforce liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdictions, or judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

The protection provided by the federal securities laws relating to forward-looking statements does not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a recognized national securities exchange. Our common stock currently does not trade on any recognized national securities exchange. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. The lack of this protection in a contested proceeding could harm our financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Nevertheless, these forward-looking statements are subject to risks, uncertainties and assumptions about our operations and the investments we make, including, among other things, factors previously discussed under the heading “Risk Factors” in this prospectus and the following:

•	changes in the internet streaming video market;

•	our limited operating history;

•	the valuation of assets reflected on our financial statements;

•	continued litigation risks;

•	our reliance on continued access to financing;

•	our reliance on information provided and obtained by third parties;

•	federal, state, and foreign regulatory matters;

•	additional expenses, not reflected in our operating history, related to being a public reporting company;

•	competition, not only in the internet streaming video market, but also for traditional television and online entertainment generally; and

•	covenants contained in strategic partnership agreements.

Some of the statements in this prospectus that are not historical facts are “forward-looking” statements. Forward-looking statements can be identified by the use of words like “believes,” “could,” “possibly,” “probably,” “anticipates,” “estimates,” “projects,” “expects,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “expect,” or “consider” or the negative of these expressions or other variations, or by discussions of strategy that involve risks and uncertainties. All forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. We base these forward-looking statements on current expectations and projections about future events and the information currently available to us. Although we believe that the assumptions for these forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Consequently, no representation or warranty can be given that the estimates, opinions, or assumptions made in or referenced by this prospectus will prove to be accurate. Some of the risks, uncertainties and assumptions are identified in the discussion entitled “Risk Factors” in this prospectus. We caution you that the forward-looking statements in this prospectus are only estimates and predictions, or statements or current intent. Actual results or outcomes, or actions that we ultimately undertake, could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. These risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not already have their equity traded on a recognized national exchange such as the Nasdaq Capital Market. Our common stock does not currently trade on any recognized national exchange. As a result, we will not have the benefit of this safe harbor protection for this offering in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, is subject to risks and uncertainties, and is subject to change based on various factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

A report from Adobe Digital Index’s U.S. Digital Video 2014 Inaugural Report, an independent industry report, is a source of certain statistical data, estimates and forecasts contained in this prospectus.

USE OF PROCEEDS

Based on an assumed initial public offering price of $8.00 per share (which is the mid-point of the expected pricing range), we estimate that the net proceeds of this offering, after deducting underwriting commissions and expenses payable by us and other offering expenses payable by us, will be $45,874,000 in net proceeds, if we sell a minimum of 6,250,000 shares and $92,324,000 in net proceeds, if we sell all 12,500,000 shares of our common stock in this offering. However, this is a best efforts offering and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the net proceeds as follows:

Application of Net Proceeds	Minimum	Percentage of Net Proceeds	Maximum	Percentage of Net Proceeds
	(in thousands)
Funding of internet video content acquisitions	$13,766	30.0%	$27,715	30.0%
Buying and aggregating complementary businesses	12,841	28.0%	32,332	35.0%
Accelerating sales, marketing and promotion activities	10,000	21.8%	20,325	22.0%
Working capital and general corporate purposes	9,267	20.2%	11,952	13.0%

Total	$45,874	100.0%	$92,324	100.0%

Our core strategy is to grow our ad-based and subscription business domestically and internationally by expanding our unique and exclusive video content library. To do so, we intend to primarily acquire or invest in licensed content that has already been produced and has a brand name that we can incorporate into the FilmOn.com platform. We also intend to consider content acquisitions to complement our mobile app on the iOS and Android platforms. See “Business – Our Growth and Expansion Strategy – Continue to Aggressively Acquire or Invest in Streaming Content.”

We also intend to use a portion of our net proceeds to finance acquisitions of complementary businesses as a part of our growth and expansion strategy. Among other proposed complementary business acquisitions, potential targets include OVD hardware distribution companies, video streaming support device manufacturers, specialized advertising networks and live performance venues for the staging of hologram projection programs and sales of related merchandise to live audiences. We currently have no commitments or agreements with respect to any such acquisitions, and there can be no assurance that we will complete any acquisitions in the future. See “Business – Our Growth and Expansion Strategy – Complete Selected Complementary Acquisitions.”

Following this offering, we intend to increase our spending for sales, marketing and promotion through various channels, including direct sales, organic search, paid search, digital advertising, email marketing, social media, retargeting, affiliate marketing, and broad-based media such as targeted video ads, as well as through strategic partnerships. We anticipate that at least 50% of these expenditures will include salaries and benefits of an expanded internal sales team. See “Business – Our Growth and Expansion Strategy – Accelerate our Ad Sales Execution.”

Funds for working capital and general corporate purposes include amounts required to pay officers’ salaries, consulting fees, professional fees, ongoing public reporting costs, computer equipment costs, data streaming transmission costs, office-related expenses and other corporate expenses.

If more than the minimum of 6,250,000 shares but less than the maximum of 12,500,000 shares of common stock are sold in this offering, our use of the net proceeds will be substantially as set forth in the table above for the sale of the minimum amount, except that the allocated amounts will be increased, in order of priority, for (i) the funding of internet video content acquisitions and (ii) accelerating sales, marketing and promotion activities.

We believe the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months if we sell a minimum of 6,250,000 shares and for at least 24 months if we sell all 12,500,000 shares of our common stock in this offering. While the initial allocation of the net proceeds of this offering represents our best estimates of their use, the amounts actually expended for these purposes may vary significantly from the specific allocation of the net proceeds set forth above, depending on numerous factors, including changes in general economic and/or regulatory climate, and the progress and development of potential collaborative working arrangements. Notwithstanding Mr. David’s commitment to provide future funding, and whether or not this offering is successful, there can be no assurance these sources of funds will satisfy all of our cash, operational and liquidity requirements for any particular period of time.

All related party notes payable and stockholder advances reflected in our consolidated financial statements have been converted to equity as additional paid-in capital and we will have no outstanding indebtedness. Accordingly, none of the net proceeds will be used to repay indebtedness.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term interest-bearing obligations.

DIVIDEND POLICY

To date, we have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the operation and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on a number of factors, including, but not limited to, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, general business conditions, and other factors our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our stockholders’ equity as of June 30, 2015:

•	on an actual basis; and

•

on a pro forma, as adjusted basis to give effect to (a) the settlement of outstanding indebtedness that occurred in November 2015, (b) the elimination as an additional capital contribution of approximately $15.9 million of indebtedness, net held as of June 30, 2015 by Alkiviades (Alki) David, which is wholly owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and (c)(i) the

sale of a minimum of 6,250,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share (which is the mid-point of the expected pricing range), and our receipt of the estimated $45,874,000 in net proceeds of this offering, after deducting underwriting commissions and estimated offering expenses payable by us, and (ii) the sale of all 12,500,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share and our receipt of the estimated $92,324,000 in net proceeds of this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

You should read this information in conjunction with “Prospectus Summary – Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Actual at June 30, 2015	Pro Forma, As Adjusted – Minimum	Pro Forma, As Adjusted – Maximum
	(unaudited, in thousands)
Cash and cash equivalents	$938	$46,812	$93,262

Notes payable-related parties	3,839	—	—
Due to director	13,278	—	—

Total indebtedness	17,117	—	—
Stockholders’ equity:
Common Stock	$100	$106	$112
Additional paid-in capital	$42,707	$104,436	$150,880
Accumulated deficit	$(54,505)	$(54,505)	$(54,505)
Accumulated other comprehensive income	41	41	41

Total stockholders’ (deficit) equity	$(11,657)	$50,078	$96,528

Total capitalization	5,460	50,078	96,528

DILUTION

After giving pro forma effect to the elimination as an additional capital contribution of approximately $15.9 million of indebtedness held by Alkiviades (Alki) David as of June 30, 2015, which is wholly owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, as of June 30, 2015, our net tangible book value was $4.2 million, or $0.11 per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 6,250,000 shares of common stock (minimum) and 12,500,000 shares of common stock (maximum) in this offering at an assumed initial public offering price of $8.00 per share (which is the mid-point of the expected pricing range), and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to June 30, 2015, our pro forma net tangible book value would have been $1.15 per share (minimum) and $1.94 per share (maximum). This represents an immediate increase in pro forma net tangible book value of $1.04 per share (minimum) and $1.83 per share (maximum) to our existing stockholders and immediate dilution of $6.85 per share (minimum) and $6.06 per share (maximum) to new investors purchasing shares at the proposed initial public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of June 30, 2015:

	Minimum	Maximum
Assumed initial public offering price	$8.00	$8.00
Pro forma net tangible book value (deficit) before offering	4,204,000	4,204,000
Increase in pro forma net tangible book value attributable to new investors	45,874,000	92,324,000

Pro forma as adjusted net tangible book value after offering	$50,078,000	$96,528,000

Dilution in pro forma net tangible book value to new investors	$42,815,000	$75,777,000

The following tables set forth, as of November 10, 2015, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at an assumed initial public offering price of $8.00 per share (which is the mid-point of the expected pricing range).

Assuming the sale of 6,250,000 shares:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	37,312,500	85.7%	$42,807,000	46.1%	$1.15
New investors	6,250,000	14.3%	$50,000,000	53.9%	$8.00

Total	43,562,500	100.0%	$92,807,000	100.0%	$2.13

Assuming the sale of 12,500,000 shares:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	37,312,500	74.9%	$42,807,000	30.0%	$1.15
New investors	12,500,000	25.1%	$100,000,000	70.0%	$8.00

Total	49,812,500	100.0%	$142,807,000	100.0%	$2.87

The 2012 Stock Plan authorizes the issuance of up to 2,943,750 shares of our common stock. As of November 10, 2015, 2,756,250 restricted shares have been granted and no stock options have been granted. To the extent that future awards are granted under the 2012 Stock Plan, there will be further dilution to new investors. The discussion and tables above assume no grants of options under the 2012 Stock Plan and exclude 437,500 shares (if the minimum number of shares is sold) to 875,000 shares (if the maximum number of shares is sold) of our common stock issuable upon exercise of warrants we expect to grant to the underwriters in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

FilmOn.TV Networks Inc. is one of the world’s largest OVD platforms, as measured by the volume of our content. We offer live and on-demand video streams, including our live programming, linear channels, on-demand movies, documentaries, music videos, podcasts and original social television programming, to a global audience of more than 75 million monthly unique visitors, according to our account with DoubleClick for Publishers by Google.

Our OVD platform, which contains multiple interactive features and is highly customizable, is available through any internet-connected device including computers, smart phones (iPhone or Android), tablets and iPads, and internet-enabled set-top boxes and devices. Through these various portals, we monetize our platform through advertising, premium subscriptions and other video and audio offerings including pay-per-view events and licensing of our digital media. In addition to our vast digital media content offerings, we offer our proprietary FilmOn.com Affiliate System platform to verified partners for interest-specific programming, which can be managed through a user-friendly web-based control panel. We also carry a number of interactive online communities such as BattleCam, a popular social television channel that incorporates user chats and user-generated live video and audio streams into our BattleCam broadcast channel. Since August 2012, under a partnership agreement with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, our FilmOn app has been preloaded as the default OVD app on more than 19 million personal and tablet computers manufactured by Lenovo, according to Lenovo’s data, as well as offered for download in its app store, providing direct access to our platform to millions more Lenovo users.

In 2007, Alkiviades (Alki) David, the Chairman and Chief Executive Officer of our company, formed FilmOn TV UK Ltd. (formerly known as 111PIX Ltd.) in the United Kingdom. Through FilmOn TV UK Ltd., he began amassing digital video content and streaming it over the internet. In September 2010, Mr. David brought the FilmOn concept to the United States, establishing multiple FilmOn entities for the creation, collection and distribution of digital video content. He also established operations in Beverly Hills, California. In September 2011, Mr. David formed FilmOn.TV Networks Inc. in Delaware. He used FilmOn.TV Networks Inc. as the United States holding company for the United States-based FilmOn entities and operations he had established. In August 2012, as part of a reorganization of the FilmOn group of companies, FilmOn.TV Networks Inc. acquired FilmOn TV UK Ltd. in a stock-for-stock exchange in which FilmOn.TV Networks Inc. became the holding company for all the UK-based FilmOn operations. In August 2015, pursuant to a further reorganization, all of the other U.S. FilmOn entities consolidated under FilmOn.TV Networks Inc.

Revenue Model

Currently, the majority of our content is free, and our business model can presently be characterized as “freemium,” meaning that our content is largely advertising supported and is available to be watched at no cost. We also offer premium subscription-based video content. For a fee ranging from $9.99 to $19.99 per month (depending on the amount of digital video recording storage space selected), premium subscribers have access to our premium channels, pay-per-view specials, special live events (e.g., boxing and music concerts), a HD quality signal for all channels (where available), no advertising and the ability to record a set number of hours of programs. Free viewers are entitled to only a SD quality signal. We estimate approximately 93.2% and 5.2% of our current revenues are generated by advertising and premium subscription fees, respectively, with the remainder of our revenue related to sponsored videos, sales and syndication of proprietary FilmOn video content, affiliate partner deals and sales of software and network engineering solutions.

Our platform is fully customizable for affiliate partner video services and we have a team of platform developers who are constantly upgrading and customizing our video service platform. This platform may be licensed to third parties at market rates. Additionally, in August 2012, we entered into a strategic alliance with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, to preload the FilmOn app on Lenovo products.

We have to date financed our operations solely through equity investments and loans made through Anakando Ltd., which is owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and affiliated companies. As of the initial closing of this offering, all related party notes payable and stockholder advances reflected in our consolidated financial statements will be converted to equity as additional paid-in capital and we will have no outstanding indebtedness. See “Certain Relationships and Related Party Transactions.”

Matters that May or Are Currently Affecting Our Business

The primary challenges and trends that could affect or are affecting our financial results include:

•	Our ability to improve our sell-through percentage rate of ad impressions over our vast content inventory with advertisers because we are largely advertising supported, and/or migrate consumers to our paid premium subscription service;

•	Our ability to obtain additional financing for the continued acquisition, management and distribution of digital video content, if and when needed;

•	Our ability to attract competent, skilled technical and sales personnel for our operations at acceptable prices to manage our overhead; and

•	Our ability to control our operating expenses as we expand our organization and digital media offerings.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined.

We believe that, of the significant accounting policies discussed in Note 2 of Notes to consolidated Financial Statements, the following accounting policies require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Use of Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, we evaluate our estimates, including the following:

•	the useful lives of property and equipment and intangible assets;

•	fair value of our common stock used to determine compensation expense for the issuance of for services service-based restricted stock awards; assumptions used in determining the need for, and amount of, a valuation allowance on net deferred tax assets; and

•	film cost amortization.

We base our estimates on historical experience, available market information, appropriate valuation methodologies, and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Intangible - Film Library and Impairment

Film library costs include capitalizable production costs, production overhead, development costs and cost of acquired film libraries and are stated at the lower of cost less accumulated amortization. Marketing, distribution and general and administrative costs are expensed as incurred. For acquired film libraries, remaining revenues include amounts to be earned for up to ten years from the date of acquisition. Costs of film library are subject to regular recoverability assessments, which compare the estimated fair values with the unamortized costs. We base these fair value measurements on our assumptions about how market participants would price the asset at the balance sheet date, which may be different than the amounts ultimately realized in future periods. The amount by which the unamortized costs of film library exceed their estimated fair values is written off. Film library costs for projects that have been abandoned or have not been set for production within three years are generally written off. Management has determined that film library cost will be expensed using the straight-line basis over an estimated period of 15 years.

Impairment of Long-Lived Assets

We evaluate impairment losses on long-lived assets used in operations when events and changes in circumstances indicate that the assets might be impaired. If our review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted future cash flows, the impairment will be measured by comparing the carrying value of the asset to its fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. Impairments of property and equipment are recorded in the statement of operations as part of depreciation expense. As of December 31, 2014 and 2013, there were no impairment losses of long-lived assets.

Revenue Recognition

We have two revenue streams: advertising-supported video streaming and subscriber-based video streaming. Revenues are derived from video advertising impressions served and monthly premium subscription packages.

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Advertising supported video streaming revenues, net of agency commissions, are recognized in the period during which underlying advertisements are broadcast or published.

Subscription revenues are recognized ratably over the membership period. Revenues are presented net of the taxes that are collected from members and remitted to governmental authorities. Deferred revenue consists of membership fees billed to members that have not been recognized.

Prepaid Content Library

We license and acquire rights to stream television shows, movies and original content. These rights are either for (i) a fixed fee and specify windows of availability, or (ii) an adverting revenue share with the content provider.

For the fixed fee arrangements, we capitalize the fee per title and records a corresponding liability at the gross amount of the outstanding liabilities when the license period begins, the cost of the title is known and the title is accepted and available for streaming. The portion available for streaming within one year is recognized as “Current content library, net” and the remaining portion as “Non-current content library, net” on our consolidated balance sheets. As of December 31, 2014 and 2013, we had no outstanding content liabilities. The acquisition of streaming content rights and the changes in related liabilities, are classified within cash used in operating activities on our consolidated statements of cash flows. We amortize the prepaid content library in “Cost of revenues” on a straight-line basis over the life of the contract, which can be up to three years.

The prepaid content library is stated at the lower of unamortized cost or net realizable value. Streaming content is reviewed for impairment when an event or change in circumstances indicates a change in the expected usefulness of the content. No material write-down from unamortized cost to a lower net realizable value was recorded in any of the periods presented.

Results of Operations

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

The following table sets forth the results of our operations for the six months ended June 30, 2015 compared to our results of operations for the six months ended June 30, 2014.

	Six Months Ended June 30,
Statement of Operations Data:	2015	2014
	(unaudited, in thousands)
Revenues	$6,764	$2,950
Cost of revenues	(5,969)	(2,944)

Gross margin	11.8%	0.2%

Operating expenses:
Platform technology and development expenses	(773)	(700)
Depreciation expenses	(692)	(564)
General and administrative expenses	(4,966)	(2,692)

Total operating expenses	(6,431)	(3,956)
Loss from operations	(5,636)	(3,950)
Interest expense – related parties	(86)	(94)

Loss before income taxes	(5,722)	(4,044)
Provision for income taxes	—	—

Net loss for the period	$(5,722)	$(4,044)

Revenues

Total revenues for the six-month period ended June 30, 2015 was $6,764,000 compared to $2,950,000 for the same period in 2014, an increase of 129.3%.

	Six Months Ended June 30,
Total Revenues:	2015	2014
	(Unaudited, in thousands)
Advertising revenue	$6,310	$2,706
Subscription revenue	357	209
Licensing revenue	97	35

Total revenues	$6,764	$2,950

The majority of our revenues are derived from pre-roll video and display advertising, which accounted for 93.3% and 91.7% of total revenues during the six-month periods ended June 30, 2015 and June 30, 2014, respectively. The primary increase in advertising-related revenue is driven by the increase in the percentage of available ad inventory sold to advertisers. The sell-through rate decreased from 5.2% in 2014 to 5.2% in 2015, largely because of the ramp-up in advertising network relationships that were built by our United Kingdom-based advertising team, which began full operations in early 2014.

Our paid subscriber base increased by 29.0% from the six-month period ended June 30, 2014 to the six-month period ended June 30, 2015 and over the same period the number of DVR hours contracted by subscribers almost tripled from 832 hours a month to 2,430 hours a month, indicating an increase in subscriber loyalty and viewership of our content.

Licensing revenue accounted for 1.2% of total revenue during the six-month period ended June 30, 2015, consistent with the comparable six-month period ended June 30, 2014.

	Six Months Ended June 30,
Key Advertising Metrics:	2015	2014
	(unaudited)
Total available pre-roll video ad impressions (in thousands)	13,648,173	582,843
Sell through %	5.2%	50.0%
Total pre-roll video ad impressions sold (in thousands)	709,696	291,314
Average monthly subscribers	2,379	1,844
Average monthly number of DVR hours ordered	2,430	832

Cost of Revenues

Cost of revenues consists primarily of costs associated with the operation of infrastructure to support the use of the FilmOn service, namely datacenter and bandwidth costs and traffic acquisition costs. Total cost of revenues increased to $5,969,000 during the six-month period ended June 30, 2015, up 102.8% from $2,944,000 for the six-month period ended June 30, 2014. Our server co-location and streaming bandwidth costs increased due to increased traffic but the overall increase was offset by savings resulting from our March 2015 completion of decommissioning a number of regional co-location facilities in the United States following the June 2014 United States Supreme Court decision in American Broadcasting Cos., Inc., et al. v. Aereo, Inc. to disallow the capture and retransmission on major network TV broadcast signals and a move of the Los Angeles co-location facility to a lower cost provider. During the six-month period ended June 30, 2015, we invested more significantly in traffic acquisition and marketing programs to drive traffic and new users to our site.

Operating Expenses

Depreciation Expenses

Depreciation expenses for the six-month period ended June 30, 2015 were $692,000, an increase of $128,000, or 22.7%, from expenses of $564,000 for the six-month period ended June 30, 2014, due primarily to expansion of encoding and streaming server hardware in our primary co-location facilities in Los Angeles and Geneva, Switzerland.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation-related expenses (including stock-based compensation expense) related to corporate departments and fees for professional services and includes costs related to our non-data center facilities, sales operations and website maintenance. General and administrative expenses for the six months ended June 30, 2015 increased 84.5%, compared to the same period of 2014, primarily attributable to an increase in staffing with respect to our recently established sales efforts in the United States, the digitization of film library assets acquired during the latter part of 2014, and increased content production. We opened an office in Irvine, California to establish an operation to execute the digitization of film library assets and expanded our facility in Beverly Hills, California to accommodate an expansion of our sales and content editing teams.

Professional expenses incurred in the ordinary course of business include legal, accounting, web development and insurance services. Legal expenses for the six-month period ended June 30, 2015 were $1.8 million, an increase of $1.6 million from legal expenses of $233,000 for the six-month period ended June 30, 2014. Our legal expenses were contained during the six-month period ended June 30, 2014, but increased thereafter as a result of complaints filed by the major television networks following the June 2014 United States Supreme Court decision in American Broadcasting Cos., Inc., et al. v. Aereo, Inc.

Platform Technology and Development Expenses

Technology and development expenses were $773,000 for the six-month period ended June 30, 2015, an increase of $73,000, or 10.4%, from expenses of $700,000 during the six-month period ended June 30, 2014. Our technology and website maintenance expenses consist primarily of labor and related costs to maintain our FilmOn.com website and streaming infrastructure.

Interest Expenses – Related Parties

Interest expenses - related parties for the six-month period ended June 30, 2015 decreased to $86,000 from $94,000 during the six-month period ended June 30, 2014.

Years Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table sets forth the results of our operations for the year ended December 31, 2014 compared to our results of operations for the year ended December 31, 2013.

	Year Ended December 31,
Statement of Operations Data:	2014	2013
	(in thousands)
Revenues	$13,539	$3,277
Cost of revenues	(8,678)	(5,709)

Gross margin	35.9%	(74.2)%

Operating expenses:
Platform technology and development expenses	(1,406)	(963)
Depreciation expenses	(1,240)	(713)
General and administrative expenses	(7,294)	(8,548)
Total operating expenses	(9,940)	(10,224)

Loss from operations	(5,079)	(12,656)
Interest expense-related parties	(187)	(170)

Loss before income taxes	(5,266)	(12,826)
Provision for income taxes	—	—

Net loss	$(5,266)	$(12,826)

Revenues

Total revenues for the year ended December 31, 2014 was $13,539,000 compared to $3,277,000 for the same period in 2013, an increase of 313.2%.

	Year Ended December 31,
Total Revenues:	2014	2013
	(in thousands)
Advertising revenue	$12,915	$2,797
Subscription revenue	508	432
Licensing revenue	116	48

Total revenues	$13,539	$3,277

The majority of our revenues are derived from pre-roll video and display advertising, which accounted for 95.4% and 85.4% of total revenue during the years ended December 31, 2014 and December 31, 2013, respectively. The primary increase in advertising-related revenue was driven by the ramp-up of advertising network relationships for the sale of video pre-roll ad inserts and our shift away from selling print display ads that have a significantly lower revenue yield than video ads. The sell-through rate of video pre-roll ads increased to 119.8%.

Our paid subscriber base increased by 53.7% to 1,108 paid subscribers as of December 31, 2014 compared to 721 paid subscribers as of December 31, 2013, and over the same period the number of digital video recording (“DVR”) hours contracted by subscribers grew almost ten-fold from 56 hours per month to 526 hours per month, evidence of the success in retaining subscriber loyalty and viewership of our content with our new DVR capability offered only to paid subscribers.

	Year Ended December 31,
Key Advertising Metrics:	2014	2013
Total available pre-roll video ad impressions (in thousands)	6,389
Sell through %	19.8%
Total pre-roll video ad impressions sold (in thousands)	1,264
Monthly subscribers	1,108	721
Average monthly number of DVR hours ordered	526	56

Cost of Revenues

Cost of revenues consists primarily of costs associated with maintaining our information technology infrastructure and traffic acquisition costs. Total cost of revenues increased to $8,678,000 for the year ended December 31, 2014, up 52.0% from $5,709,000 for the year ended December 31 2013. Our server co-location and streaming bandwidth costs increased primarily due to increased traffic to our FilmOn service.

Operating Expenses

Depreciation Expenses

Depreciation expenses for the year ended December 31 2014 were $1,240,000, an increase of 73.9% from expenses of $713,000 for the year ended December 31 2013, due primarily to expansion of encoding and streaming server hardware in our primary co-location facilities in Los Angeles and Geneva, Switzerland and the roll-out of 12 co-location facilities in the United States to support our expansion into the rebroadcasting of major network TV channels in local markets.

Platform Technology and Development Expenses

Technology and development expenses were $1,406,000 for the year ended December 31, 2014, an increase of $443,000 or 46.0% from expenses of $963,000 for the year ended December 31, 2013. The expense consisted primarily of labor and related costs to monitor and maintain our FilmOn website and streaming infrastructure and the increase reflected the rapid expansion of our FilmOn service offering.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation-related expenses (including stock-based compensation expense) related to corporate departments and fees for professional services and includes costs related to our non-data center facilities, sales operations and website maintenance. General and administrative expenses for the year ended December 31, 2014 decreased to $7,294,000 from $8,548,000 for the year ended December 31, 2013, primarily attributable to the decrease in original content production costs, which was a result of a shift towards licensed content on video ad revenue share terms that are more attractive to content owners given our commercial success in monetizing our content streams.

Interest Expense

Interest expenses for the year ended December 31, 2014 increased to $187,000 from $170,000 for the year ended December 31, 2013. Interest is payable on loans at statutory minimum rates from entities controlled by Alkiviades (Alki) David, our Chairman and Chief Executive Officer.

Liquidity and Capital Resources

Prior to this offering, Anakando Ltd., directly and through equity investments and loans made by its sole shareholder Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and affiliated companies have financed all of the development and operations of our company. At June 30, 2015, we had indebtedness of $15.9, net million to Alkiviades (Alki) David all of which will be eliminated and treated as additional paid-in capital for Anakando on or prior to the completion of this offering. Mr. David has committed to us in writing to continue to fund our future cash flow deficits either through short-term advances or additional capital contributions.

Cash and Cash Equivalents

As of June 30, 2015, we had $938,000 in cash and cash equivalents, compared to $377,000 as of December 2014, and a working capital deficit of $15,281,000 as of June 30, 2015, including a liability to Alkiviades (Alki) David of approximately $15.9 million, net which will be converted to equity as additional paid-in-capital.

Cash Flows

A summary of our operations, investing and financing activities are shown in the following table (in thousands):

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	2015	2014	2014	2013
Net cash used in operating activities	$(2,504)	$(2,808)	$(7,058)	$(13,821)
Net cash used in investing activities	(652)	(2,142)	(2,915)	(1,971)
Net cash provided by financing activities	3,756	4,875	9,837	15,899

Net increase (decrease) in cash and cash equivalents	$600	$(75)	$(136)	$107

Cash Flows from Operating Activities

For the six months ended June 30, 2015, operating activities used $2,504,000 in cash primarily due to a net loss for the six months ended June 30, 2015 of $5,722,000, which was adjusted for non-cash depreciation of $808,000 and the favorable impact of trade receivable collections of $3,362,000 for working capital needs.

For the six months ended June 30, 2014, operating activities used $2,808,000 in cash primarily due to a net loss for the six months ended June 30, 2015 of $4,044,000, which was adjusted for non-cash depreciation of $581,000 and the favorable impact of increased trade payables and other current liabilities of $688,000 for working capital needs.

Cash Flows from Investing Activities

In the six months ended June 30, 2015, $652,000 was used in investing activities including $224,000 in additions to streaming server capital assets, and $290,000 in acquisitions of film library assets. In the six months ended June 30, 2014, $2,142,000 was used in investing activities including $869,000 in additions to streaming server capital assets, and $1,096,000 in acquisitions of film library assets.

Cash Flows from Financing Activities

Alkiviades (Alki) David, our Chairman and Chief Executive Officer, provided us cash advances to fund operations and investments in the form of additional paid-in capital in the amount of $5,963,000 during the six months ended June 30, 2015, compared to capital contributions of $6,731,000 received during the six months ended June 30, 2014.

We believe the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months if we sell the minimum of 6,250,000 shares and for at least 24 months if we sell the maximum of 12,500,000 shares of our common stock in this offering. While the initial allocation of the net proceeds of this offering represents our best estimate of their use, the amounts actually expended for these purposes may vary significantly from the specific allocation of the net proceeds set forth above, depending on numerous factors, including changes in general economic and/or regulatory climate, and the progress and development of potential collaborative working arrangements. Notwithstanding Mr. David’s commitment to provide future funding, and whether or not this offering is successful, there can be no assurance these sources of funds will satisfy all of our cash, operational and liquidity requirements for any particular period of time.

Contractual Obligations

The following table is a summary of contractual cash obligations at December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Notes payable - related parties	$3,794	$3,794	$—	$—	$—
Due to director	12,134	12,134	—	—	—
Operating lease obligations	1,232	491	445	296	—

Total	$17,160	$16,419	$445	$296	$—

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Seasonality

Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuations are the result of a seasonal pattern that reflects variations in consumer purchasing habits. When consumers buy internet-connected devices, they tend to increase their viewership of digital media, including general video streaming services. Our subscriber growth is generally greatest during the fourth and first quarters (October through March), and slowest during the second and third quarters (May through August).

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the six months ended June 30, 2015 or the years ended December 31, 2014 and 2013. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Recent Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued their final standard on revenue from contracts with customers. The standard, issued as Accounting Standards Update (“ASU”) 2014-09 by the FASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU applies to all contracts with customers, except those that are within the scope of other topics in the FASB Accounting Standards Codification. Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition. The ASU is effective for interim and annual reporting periods that begin after December 15, 2017, and early adoption is prohibited. We can early adopt this provision after any period beginning December 15, 2016. We are currently evaluating the impact of adopting this provision.

On June 19, 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide a Performance Target Could Be Achieved After the Requisite Service Period. The update is intended to resolve the diverse accounting treatment of these types of awards in practice. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in “Compensation – Stock Compensation (Topic 718)” as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved, and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The ASU is effective for interim and annual reporting periods that begin after December 15, 2015. We do not expect the adoption of this pronouncement to have an impact on our consolidated financial statements as this guidance mirrors our existing policy for such share-based awards.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. The guidance in this update applies to all entities and require their management to assess the entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in United States auditing standards. Specifically, the update (1) provides a definition of the term substantial doubt, (2) requires an evaluation every reporting period including interim periods, (3) provides principles for considering the mitigating effect of management’s plans, (4) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is not alleviated, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The update will be effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. The amendments of ASU 2014-15, when adopted, are not expected to have a material impact on our consolidated financial statements.

On June 12, 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements, which amends a number of topics in the FASB Accounting Standards Codification. The update is a part of an ongoing project on the FASB’s agenda to facilitate Codification updates for non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. The ASU will apply to all reporting entities within the scope of the affected accounting guidance. Certain amendments in the update require transition guidance and are effective for all entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of adopting this provision.

On February 18, 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which amends the consolidation requirements in Accounting Standards Codification (“ASC”) 810 and significantly changes the consolidation analysis required under U.S. GAAP. Generally, the changes were made to introduce the concepts of principal versus agency relationships and to integrate them into the existing rules. The amendments rescind the indefinite deferral of ASU 2009-17 for investment funds and will impact the determination of whether an entity is a variable interest entity; the evaluation of a service provider’s fees when identifying variable interests; and the extent to which related party interests are considered in the consolidation conclusion. For public business entities, the ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is allowed for all entities (including during an interim period), but the guidance must be applied as of the beginning of the annual period containing the adoption date. We are currently evaluating the impact of adopting this provision.

On May 1, 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update is intended to simplify reporting requirements and modify those investments required to be classified within the fair value hierarchy. Certain investments measured at fair value using the Net Asset Value (“NAV”) practical expedient are no longer required to be categorized within a level within the fair value hierarchy table. Entities will be required to include in the disclosure the fair value of the investments using NAV practical expedient so that financial statement users can reconcile amounts reporting in the fair value hierarchy table to amounts reported on the balance sheet. The ASU is effective for interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. We are currently evaluating the impact of adopting this provision.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can make an election to delay the adoption of certain accounting standards until those standards would apply to private companies. We have elected to delay such adoption of new or revised accounting standards and, as a result, we may not comply with new or revised accounting standards at the same time as other public reporting companies that are not “emerging growth companies.” This exemption will apply for a period of five years following our first sale of common equity securities under an effective registration statement or until we no longer qualify as an “emerging growth company” as defined under the JOBS Act, whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

We conduct our operations in primary functional currencies: the United States dollar, the British pounds sterling and the Euro. We currently do not hedge any of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. However, we attempt to employ a “natural hedge” by matching as much as possible in like currencies our customer revenues with associated customer delivery costs. We invoice our international customers primarily in United States dollars, British pounds and Euros.

We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into United States dollars in consolidation and as our foreign currency consumer receipts are converted into United States dollars. Our exposure to foreign exchange rate fluctuations also arises from payables and receivables to and from our foreign subsidiaries, vendors and customers.

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We attempt to place our cash and cash equivalents with high credit, quality institutions to limit credit exposure.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of our customers who are dispersed across many geographic regions. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for uncollectible accounts. Our management believes that accounts receivable credit risk exposure beyond such allowance is limited.

We currently have no material exposure to interest rate risk. In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the United States government and its agencies and in high quality corporate bonds and commercial paper. Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.

BUSINESS

Company Overview

We are one of the world’s largest OVD platforms, as measured by the volume of our content. We offer live and on-demand video streams, including our live programming, linear channels, on-demand movies, documentaries, music videos, podcasts and original social television programming, to a global audience of more than 75 monthly million unique visitors, according to our account with DoubleClick for Publishers by Google.

Our OVD platform, which contains multiple interactive features and is highly customizable, is available through any internet-connected device including computers, smart phones (iPhone or Android), tablets and iPads, and internet-enabled set-top boxes and devices. Through these various portals, we monetize our platform through advertising, premium subscriptions and other video and audio offerings such as pay-per-view events and licensing of our digital media. In addition to our vast digital media content offerings, we offer our proprietary FilmOn.com Affiliate System platform to verified partners for interest-specific programming, which can be managed through a user-friendly web-based control panel. We also carry a number of interactive online communities such as BattleCam, a popular social television channel that incorporates user chats and user-generated live video and audio streams into our BattleCam broadcast channel. Since August 2012, under a partnership agreement with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, our FilmOn app has been preloaded as the default OVD app on more than 19 million personal and tablet computers manufactured by Lenovo, according to Lenovo’s data, as well as offered for download in its app store, providing direct access to our platform to millions more Lenovo users. With the net proceeds of this public offering, we plan to further expand our content offerings to become the premier OVD platform.

We are in preliminary discussions with a number of companies that could augment or complement our current offerings through the addition of content licensing and pay-per-view arrangements, content distribution agreements, platform white label service arrangements and production services if we were to acquire such companies following the closing of this offering. We currently have no commitments or agreements with respect to any such acquisitions, and there can be no assurance that we will complete any acquisitions in the future.

Our programming reaches satellite-television audiences by Dish Network in the United States, Sky in the United Kingdom and Freesat throughout Europe. These television broadcasts highlight our full complement of online offerings. We distinguish our OVD platform from our competitors by offering interactive television services and hologram projection programs as part of our original branded content through strategic relationships with BattleCam Inc. and Hologram USA. These offerings are increasingly popular among a large cross section of audiences worldwide, particularly younger viewers, brand sponsors and advertisers.

We currently have the capacity to deliver over 2.5 billion pre-roll and mid-roll video ads and display banners per month to our existing global audience of more than 75 million monthly unique visitors, approximately 50% of whom are located in the United States, that watch our live television offerings of over 700 specialized linear channels available through our online platform, 90,000 on-demand movies, documentaries, music videos, podcasts and original social television programming. We work with many of the world’s largest advertising networks and agencies and major brand sponsors to monetize our platform’s advertising-funded business model. Based on the analysis of third-party measurement tools, including Google’s Interactive Media Ad server technology, we currently monetize approximately 10% of our advertising capacity and have the potential to significantly increase our advertising revenue by expanding our advertising and sponsorship teams to deliver more advertisements to our growing global audience.

Since our inception, we have been an innovator in the OVD business. Our significant experience and unwavering commitment to this space has resulted in the creation of a sophisticated back-end system to support our multilayered online video entertainment technology. This technology includes licensed data transmission systems technology that is used for tracking aggregation and billing through a central hub and has wide applicability in the video on-demand and internet streaming markets. Our technology succeeds at connecting the next generation of content consumers with online content streaming, social networking and video sharing experiences. Our affiliate partnerships and internet solutions services are growing at a dramatic pace with over 9,500 affiliate partner websites that have been enabled to host our FilmOn platform. Our content aggregation and ownership of content are key assets and we believe that we are the largest single content portal of professionally-made videos in the world.

We also develop, acquire and manage our own proprietary digital media content. Our video and audio library presently consists of more than 27,000 owned titles, in addition to our over 200,000 licensed video and audio offerings. The library contains titles across virtually all genres including romantic comedies, horror, science fiction, musicals, westerns, martial arts, war themes, animation, documentaries, biographies and classic television, as well as over 3,500 licensed podcasts including many from well-known brands and celebrities. Our digital media is delivered in dozens of languages from countries around the world. Thousands of our titles are available in high definition and we are constantly upgrading the streaming quality of our content.

The digital distribution of our content to any internet-connected device offers not only a wide variety of ad-supported and subscription-based modes of access for viewers to stream video content, but creates multiple avenues for revenue through the use of the latest mobile technology. Viewers that interact with FilmOn.com through personal devices such as tablets, smart phones and laptops can access content via VOD, Subscription VOD, Advertising-Supported VOD and Transactional VOD (pay-per-view).

Organizational Background

In 2007, Alkiviades (Alki) David, the Chairman and Chief Executive Officer of our company, formed FilmOn TV UK Ltd. (formerly known as FilmOn.com Plc and a predecessor of our company) in the United Kingdom. Through FilmOn TV UK Ltd., he began amassing digital video content and streaming it over the internet. In September 2010, Mr. David brought the FilmOn concept to the United States, establishing multiple FilmOn entities for the creation, collection and distribution of digital video content. He also established operations in Beverly Hills, California. In September 2011, Mr. David formed FilmOn.TV Networks Inc. in Delaware. He used FilmOn.TV Networks as the United States holding company for the United States-based FilmOn entities and operations he had established. In August 2012, as part of a reorganization of the FilmOn group of companies, FilmOn.TV Networks, Inc. acquired FilmOn TV UK Ltd. in a stock-for-stock exchange in which FilmOn.TV Networks Inc. became the holding company for all the United Kingdom-based FilmOn operations. In August 2015, pursuant to a further reorganization, all of the other United States FilmOn entities consolidated under FilmOn.TV Networks Inc.

Our Industry

As increasingly reported by the media, traditional distribution and viewing of video content on terrestrial bands, satellite and cable is rapidly shifting to distribution and viewing of streaming digital media via the internet, commonly referred to as “cord-cutting.” At the same time, streaming of digital media via the internet is shifting from computers to video-capable mobile devices. According to Adobe Digital Index’s U.S. Digital Video 2014 Inaugural Report, in a sample of 191 billion total online video starts (the number of times that actual non-ad video content starts playing) in the United States, 26% of the video starts were on a mobile device in 2014, compared to 16% in 2013, representing a year-on-year share increase of 63%. Increasingly, people are augmenting their use of, or replacing broadcast television and turning to, streaming video services to watch their favorite content. We believe we are well positioned to take advantage of this trend.

In recent years, television networks in the United States and elsewhere have sued OVD website operators, including us, for copyright infringement for the unlicensed retransmission of their programs by OVD site operators who streamed the networks’ programs on their own sites. Some of these lawsuits, such as the lawsuit against Aereo, Inc., which digitized airborne television signals and streamed network programming on the internet, have been successful in ultimately discontinuing the carrying of local network programs by OVD operators. While we do not presently carry the programs of the four major broadcast networks–CBS, NBC, ABC and Fox–on FilmOn.com, we have successfully negotiated to carry the programming of over 50 cable network channels on FilmOn.com.

We believe that OVD operators should be permitted, like cable networks, to retransmit licensed television network programming via the internet because we provide an analogous service to cable networks using internet and wireless technology. However, in July 2014, the Southern District of New York, during litigation involving a former FilmOn competitor, relied on existing Second Circuit precedent in holding that internet retransmission services do not constitute cable systems under Section 111 of the Copyright Act. In contrast, in July 2015, a United States District Court Judge in California, interpreting the Copyright Act in Fox Television Stations, Inc., et al., v. FilmOn X, LLC, et. al., recently held to the contrary and agreed with us, concluding that we should be treated the same as cable operators for purposes of Section 111 of the Copyright Act. The California Court specifically considered the New York Court’s prior decision and found it unpersuasive. The Court also authorized an immediate appeal.

Fox Television Stations, Inc., et al. v. FilmOn X, LLC, et al. is currently being appealed to the United States Court of Appeals for the Ninth Circuit. If the Ninth Circuit upholds the California District Court’s decision on appeal, such a decision would create conflicting authority between the 9th and 2nd Circuit regarding whether a company that streams broadcast television over the internet can qualify as a cable system under Section 111 of the Copyright Act and thereby rebroadcast television networks’ broadcast content at set, predetermined rates. If this were to occur, we would be entitled to a compulsory license in the 9th Circuit, but not in the 2nd Circuit, and we would be subject to suit on this issue in the remainder of the United States. Under these circumstances, we may seek a final determination of whether we may qualify as a cable system under the Copyright Act by the Supreme Court of the United States. If the California district court decision is overturned on appeal, we would not be entitled to a compulsory performance license to rebroadcast television networks’ broadcast content at set, predetermined rates pursuant to the Copyright Act.

Separately, the FCC, which regulates interstate communications by radio, television, wire, satellite and cable in the United States, has proposed rules – due in part to our advocating for them – to create regulatory parity between OVD operators and cable operators. The proposed rules, if adopted, would treat OVD operators as MVPDs, giving OVD operators the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. In turn, television network broadcasters would be required to negotiate in good faith with OVD operators to act as licensees for the retransmission of television network programs for negotiated licensing fees. The proposal that OVD operators be treated as MVPDs, if adopted, would allow us to provide our viewers with more viewing options in addition to our already comprehensive video entertainment platform. We submitted our reply comments to the FCC in support of the proposed rulemaking on March 18, 2015. At this time, we are not aware of when these proposed rules will become effective or whether the content of such rules will change during the adoption process.

In view of increasing consolidation in the network and cable television industry, we believe consumers need alternative providers of video programming. We believe the treatment of OVD operators as MVPDs would increase investment in the OVD industry and allow OVD operators to provide network programs and new, independent and specialty video programming services, bringing more video content and access to new markets and a broader viewing public. We believe that within the next two years, there will be a significant change in the regulations to allow us to carry broadcast and cable network programs on FilmOn.com, which will likely result in more viewers using FilmOn.com to stream network programs. Although we do not anticipate the addition of local television and cable broadcasts to our platform to significantly increase our revenue and we do not believe our business depends on the licensing of broadcast programming, the addition of broadcast programming to our platform will solidify the quality of our brand as a premier OVD platform.

Our Digital Media Offerings

We are uniquely positioned to license, create, aggregate and distribute our blend of high-quality, original and exclusive content in a cost-effective manner to a global audience that increasingly demands interactive content that is available across social networks and delivered through various electronic devices. Our platform provides:

Licensed and Redistributed Digital Content

We aggregate our digital content offerings primarily from third-party content providers from the film and television industry. We acquired and own over 58 film and television libraries including the catalogs of Allied, Cannon, Cinebx and Hemdale. We have entered into more than 400 content licensing arrangements with these third parties through which we license their content for a fixed fee, on a revenue-sharing basis or for free or in exchange for bartered distribution. We also license content from our library to third parties such as Amazon and Hulu. Our platform is highly configurable in that we can enable and restrict access to each individual media segment as mandated by the geographic, sales, rental, subscription or advertising restrictions that are contained in our content licenses. The digital media we offer through FilmOn.com includes:

•	Over 700 linear live television channels in true “TV everywhere” fashion on a global basis, featuring premium content from the United States, Europe, Middle East and Asia.

•	50 digital audio channels.

•	Traditional network and cable channels, as well as exclusive channels such as our own tennis and football channels. Content is selected from around the world in all genres from music, films, comedy and news to sports, classic television, lifestyle and other popular verticals.

•	A VOD portal that includes more than 100,000 movies, documentaries, special interest shows and original interactive social television programming.

•	A new ETV.com platform with exclusive online pay-per-view events, with rapid expansion plans for 2015.

•	A device-agnostic platform that is available with or without an ‘app’ to virtually any internet-connected device.

Our recent content highlights include the launch of our exclusive global live streaming of all 115 live matches of the 2015 Arena Football League including the Arena Bowl, live matches of Premier League football from the United Kingdom, classic Wimbledon tennis matches, the addition of major European and international television stations and the addition of bespoke international television channels in partnership with broadcasters Zee TV in India and France 24.

Dedicated Television Channels

We offer the linear streaming television channel “FOTV.” FOTV, which targets the 18 to 40 year-old male demographic, offers a diverse mix of programming that includes classic and pop culture content spanning cars, live sports, gaming and interactive television. FOTV also features FilmOn branding and FilmOn commercials throughout its programming schedule. We operate FOTV under FCC public broadcast standards. FOTV is a satellite channel that is offered to various satellite television distributors. In the Los Angeles, California television market, FOTV is available on Dish Network (channel 6) and Charter Cable (channel 387) and is available over the air on digital television channel 10.2. Our long-term strategy for FOTV is to exploit our significant content holdings, create unique content, acquire attractive shows and sports, and distribute the channel as widely as possible on all platforms to further monetize the channel. In addition, we are seeking to develop our interactive television system, which draws upon our online social streaming community by televising viewers who share their own live video streams. Users publish their video streams through FilmOn.com and our FilmOn social video streaming app, which is available in most major app stores, including iTunes App Store and Google Play. FOTV in Los Angeles is an afilliate of Sinclair’s American Sports Network and carries exclusively to this market live college football, soccer, hockey, basketball and minor league baseball games. Currently, FOTV reaches 4.5 million homes in the Los Angeles television market and over 10 million homes throughout the United States via FilmOn.com. FOTV reaches 12.9 million homes in the United Kingdom (11 million homes through a channel lease arrangement with SkyTV and 1.9 million homes through FreeSat) and 2.2 million homes in continental Western Europe via dedicated 24-hour per day cable and satellite television channels that highlight additional content that is available through FilmOn.com’s internet and app platforms. We are currently in discussions to secure national cable carriage and premium OTT arrangements throughout the United States, and we intend to launch FOTV on additional cable platforms in 2016, with the goal of reaching an additional 1.7 million homes within the next 16 months.

Film Library

FilmOn Media is designed to monetize our collection of more than 58 film libraries including the Allied, Cannon, Cinebx and Hemdale catalogs. This collection includes 65,000 hours of historical television footage (including extremely rare footage of President John F. Kennedy, Elvis Presley, Michael Jackson and the Beatles) and thousands of feature films (including classic films directed by Stanley Kubrick, Ingmar Bergman, Federico Fellini, Sydney Lumet, Otto Preminger and Alfred Hitchcock). More than 250 Academy Award nominees and 1,200 Emmy Award nominees are represented. FilmOn Media operates an advanced digital facility in Irvine, California to restore, archive and digitize the 35,000 film negatives from the film libraries we have acquired. The content is then made available to our global audience and for licensing on other streaming platforms (such as Amazon, Apple TV and Google Play) and to broadcasters around the world. Our substantial and constantly expanding content offerings reinforce our strategy of providing unique quality programming to our global audience.

Original Content

Our offerings of original branded content and licensed holographic content distinguish us from other OVD platforms. We create and carry original films and content programming including digital feature films, television shows and social network-oriented content from over 30 internet celebrities, such as YouTube’s PewDiePie and Shane Dawson. The key feature of these productions is the integration of brand sponsorship generating an essential revenue stream to all of our properties. Through an exclusive distribution partnership with ETV Networks, we have also incubated, promoted and successfully monetized underground global rap star Chief Keef to create exclusively owned mass appeal music and visual entertainment. Original feature films released on FilmOn.com include Guido, Bob Thunder Internet Assassin, Lord of the Freaks, The Freediver, Fishtales, Opa!, Killing the Cheeky Girls and Killing Brigitte Nielsen. These original films are designed to appeal to our target audience of younger viewers and to consistently feature well-known actors, musicians and celebrities.

Holographic Content Distribution

In addition to creating innovative, original pop culture-oriented content targeted to our viewers, we are the exclusive web-based distributor of holographic content under an oral, non-exclusive, royalty-free license with Hologram USA Inc. (a company affiliated with Alkiviades (Alki) David, our Chairman and Chief Executive Officer), which has the North American rights to MDH Musion technology, whereby we hold the exclusive global broadcast and streaming rights to original holographic shows including “resurrection shows” in which the holograms of famous deceased singers such as Whitney Houston, Bob Marley, Liberace, Tammy Wynette, Nat King Cole and Roy Orbison and comedians such as Red Foxx and Andy Kaufman perform for live audiences. These shows are produced by Hologram USA in partnership with the estates of the deceased celebrities for live or replay shows in custom hologram presentation venues throughout the United States. Additionally, we have created an exclusive “resurrection show” partnership with Endemol, the world’s largest distributor of reality television programming. To date, no payments have been made to or by us pursuant our license agreement with Hologram USA Inc.

Advertising Services

We offer companies and their advertising agencies the ability to engage in all-inclusive digital ad campaigns encompassing pre-roll and display ads on our platform (targeting desired demographic clusters), viral video campaigns to reinforce their brands, cross-channel marketing, real-time social influencer traffic and the ability to showcase our original programming on their own branded leased channels. We also have the capability of running multiple advertising campaigns including campaigns with large geographic scopes for brand awareness and campaigns with local targeting for direct sales aimed at particular consumers. We believe that we offer advertisers a unique value proposition by giving advertisers access to one of the largest publishing platforms in the digital entertainment industry and enabling advertisers to authentically connect with their desired customer bases and those customers that consume most of their content across multiple devices.

Our Revenue Model and Pricing

Currently, the majority of our content is free, and our business model can presently be characterized as “freemium,” meaning that our content is largely advertising supported and is available to be watched at no cost. We also offer premium subscription-based video content. For a fee ranging from $9.99 to $19.99 per month (depending on the amount of digital video recording storage space selected), premium subscribers have access to our premium channels, pay-per-view specials, special live events (e.g., boxing and music concerts), a HD quality signal for all channels (where available), no advertising and the ability to record a set number of hours of programs. Free viewers are entitled to only a SD quality signal. We estimate approximately 85% and 10% of our current revenues are generated by advertising and premium subscription fees, respectively, with the remainder of our revenue related to sponsored videos, sales and syndication of proprietary FilmOn video content, affiliate partner deals and sales of software and network engineering solutions.

Our platform is fully customizable for affiliate partner video services and we have a team of platform developers who are constantly upgrading and customizing our video service platform. This platform may be licensed to third parties at market rates. Additionally, in August 2012, we entered into a strategic alliance with a subsidiary of Lenovo Group Ltd., the world’s largest personal computer vendor by unit sales, to preload the FilmOn app on Lenovo products.

We have to date financed our operations solely through equity investments and loans made through Alkiviades (Alki) Anakando, which is owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and other affiliated companies. As of the closing of this offering, we will have no outstanding indebtedness. We have entered into oral, non-exclusive, royalty-free license agreements with each of BattleCam Inc. and Hologram USA Inc., which are owned by Anakando, to stream and digitally distribute their content on our site. To date, no payments have been made to or by us pursuant our license agreements with BattleCam Inc. and Hologram USA Inc. See “Certain Relationships and Related Party Transactions.”

For the year ended December 31, 2014, we generated total revenues of $13.5 million, $6.5 million was attributable to the United States, $4.6 million was attributable to European sources and $1.6 million was attributable to the United Kingdom. We currently sell 80% of our premium traffic from our United States sales office and 20% of our existing premium traffic from our European sales office. By adding advertising partners, we have increased our revenue by more than 313.2% in the six months ended June 30, 2015 compared to the six months ended June 30, 2014.

Our Growth and Expansion Strategy

Our core strategy is to grow our ad-based and subscription business domestically and internationally by expanding our unique and exclusive video content library, broadening our subscriber base, increasing streaming advertising revenue opportunities, enhancing our user interface and extending our direct-to-consumer streaming service continually to the most advanced internet-connected devices. Key elements of this strategy include:

Continue to Aggressively Acquire or Invest in Streaming Content. We intend to continue to aggressively invest in quality streaming online content, which we believe will correspondingly result in increased subscriber levels. Any such added streaming traffic by viewers would, in turn, fuel our advertising revenue potential. We intend to primarily acquire or invest in licensed content that has already been produced and has a brand name that we can incorporate into the FilmOn platform. We also intend to consider content acquisitions to complement our mobile app, which has had more than 50 million downloads to date, on iOS and Android operating systems.

Enhance Subscriber Satisfaction and Retention with Service Improvements. We have found that incremental improvements in our service and quality have enhanced subscriber satisfaction and retention, and we believe such improvements lead directly to the migration from wired cable services to internet delivery. We continue to refine our technology, user interfaces and delivery infrastructure to improve a viewer’s experience. For example, using our licensed “adaptive streaming” technology, we automatically and constantly optimize the streaming bit-rate to each user’s internet bandwidth. This minimizes loading and buffering times, delivering an optimum click-and-watch experience. We believe quality viewing will accelerate the cord-cutting process and ultimately the adoption of OVD as a true alternative to traditional television.

Accelerate our Ad Sales Execution. With a portion of the net proceeds of this offering, we intend to increase our spending on sales, marketing and promotion to significantly improve our sell-through percentage rate of ad impressions over our vast content inventory with advertisers and to improve our brand awareness in the United States and elsewhere.

Complete Selected Complementary Acquisitions. We intend to pursue selected acquisitions of complementary businesses in the United States and internationally that extend our platform’s capabilities and our digital media offerings. Potential acquisition targets include OVD hardware distribution companies, video streaming support device manufacturers, specialized advertising networks and live performance venues for the staging of hologram projection programs and sales of related merchandise to live audiences. We currently have no commitments or agreements with respect to any such acquisitions, and there can be no assurance that we will complete any acquisitions in the future.

Enter into Strategic Partnerships with Third-Party Master Content Licensors. We intend to identify and partner with third-party master content licensors and other companies across the OVD video ecosystem to gain access to first run major motion picture studio films and network television content when it becomes deliverable in a digital format. We believe that, upon entering into strategic partnerships with such third parties on a revenue-sharing basis, we will be able to carry film and television re-runs that will put us on par with Netflix, Hulu, Amazon, Apple TV and similar companies.

Obtain Network Television Programming When Available. We are currently waiting for a decision on our claim in Fox Television Stations, Inc., et al. v. FilmOn X, LLC, et al., which is currently being appealed to the United States Court of Appeals for the Ninth Circuit, that we should be treated the same as cable operators for purposes of Section 111 of the Copyright Act. If the Ninth Circuit decides in our favor, we would be entitled to a compulsory license in certain portions of the western United States, although we would be subject to suit on this issue in the remainder of the United States. Separately, we are awaiting the FCC’s decision whether to adopt proposed rules that, if adopted, would give us the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. The proposed rules, if adopted, would treat OVD operators as MVPDs, giving OVD operators the legal right to retransmit local television broadcast stations to authenticated subscribers in local markets in accordance with FCC rules. In turn, television network broadcasters would be required to negotiate in good faith with OVD operators to act as licensees for the retransmission of television network programs for negotiated licensing fees. Either decision would provide us the opportunity to broadcast local network programs and draw additional viewers to our site. If network television programming becomes available to us, we will be able to offer market-by-market programming in addition to our vast library of digital video content, allowing viewers to access every type of streaming media through FilmOn.com. While more than 75 million unique viewers already use our platform monthly to experience our vast digital media content, we believe providing access to network television programming, including local and national news and sports carried by these networks, will rapidly accelerate the growth of our viewer base.

Capitalize on the Overall Adoption and Growth of Internet Television. Domestically, the number of cable television subscribers has been declining, while the Adobe Digital Index’s U.S. Digital Video 2014 Inaugural Report indicates that the number of online video starts in the United States is increasing. We believe these changes stem from the desire of consumers for more control and freedom in their ability to “watch what they want, when they want, where they want and how they want.” We believe we provide this control and freedom demanded by the market today.

Always be Accessible in the Consumer Electronics Ecosystem. FilmOn.com is now accessible on a broad array of devices. Through this accessibility, we believe that we enhance the value of our service to subscribers, as well as position ourselves for continued growth, as internet and mobile delivery of content becomes universal. We have also developed FilmOn HDi Streaming TV, a unique streaming OVD device that is similar to Apple TV and Roku but which offers broader content offerings and advanced technology features including a built-in HD video camera and wireless mouse with a clamshell keyboard. FilmOn HDi Streaming TV will be available for purchase by consumers online and through traditional retail stores.

Expand our Market Opportunities Internationally. Our FilmOn.com platform is globally available and configurable to provide local content in certain geographical areas. We intend to form strategic alliances and partnerships to bring content from local non-United States networks to audiences around the world. We believe the international streaming segment represents a significant long-term growth opportunity for us as emerging markets expand access to broadband and mobile technology.

Sales, Marketing and Promotion

We primarily sell our advertising and premium subscriptions directly through our sales force and, to a lesser extent, utilize distribution relationships, including through our affiliate partners that host our platform and its advertising. We have developed a field sales force and currently have 13 sales personnel in various geographic markets. Our direct sales force teams are responsible for identifying and managing individual sales opportunities in their respective regions.

We focus our corporate marketing efforts on increasing brand awareness, communicating the FilmOn.com platform advantages and generating qualified leads for our sales team. Our corporate marketing plan is designed to continually elevate awareness of our brand and generate demand for our digital media offerings. We rely on a number of channels in this area, including organic search, paid search, digital advertising, email marketing, social media, retargeting, affiliate marketing and broad-based media such as targeted video ads, as well as through various strategic partnerships. We maintain our website at FilmOn.com. We intend to hire additional sales and marketing personnel and to increase our spending on sales, marketing and promotion to significantly improve our sell-through percentage rate of ad impressions over our vast content inventory with advertisers.

Our subscribers consist of largely younger, technically savvy individuals who consume most of their digital content across multiple devices. Our viewers are primarily located in the United States, the United Kingdom, Europe and the Middle East. Approximately 50% of our current viewers and subscribers are located in the United States.

Our largest customers are video advertising networks that resell our available digital advertising screen space to an expansive list of individual advertisers and brands. During the year ended December 31, 2013, we had one video advertising network customer that accounted for 16.2% of our revenue and during the year ended December 31, 2014 we had two video advertising network customers that accounted for 19.6% and 10.0% of our revenue. During the six months ended June 30, 2015, we had two video advertising network customer that accounted for 42.2% and 18.6 of our revenue. Pursuant to the standard form of agreement with our largest advertising network customer, the advertising network provides us with video advertisements on behalf of third party advertisers and we post those advertisements on our website and are paid a fee by the advertising network for each advertisement seen by our users.

Platform Technology and Development

Our technology and development personnel are continuously undertaking efforts to refine our technology, user interfaces and delivery infrastructure to improve the viewer experience. For example, using our licensed “adaptive streaming” technology, we automatically and constantly optimize the streaming bit-rate to each user’s internet bandwidth. This minimizes loading and buffering times, delivering an optimum click-and-watch experience. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our development activities to establish and maintain FilmOn as a leader in the provision of optimized OVD video. As of November 10, 2015, we had 83 employees on our research and product development group, which forms part of our production staff. Our platform technology and development expenses were $773,000, $1,406,000 and $963,000 for the six months ended June 30, 2015, the year ended December 31, 2014 and the year ended December 31, 2013, respectively. As a practice, we generally do not capitalize platform technology and development, and these amounts were not capitalized.

Protection of Proprietary Technology

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our proprietary information, technology and brands.

We protect our proprietary information and technology, in part, by generally requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also may enter into non-disclosure and invention assignment agreements with certain of our technical consultants to protect our confidential and proprietary information and technology. We cannot assure you that our confidentiality agreements with our employees and consultants will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach of these agreements, or that the our trade secrets and other proprietary information and technology will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our technology and services. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights. Protection of confidential information, trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. We cannot completely prevent the unauthorized use or infringement of our confidential information or intellectual property rights as such prevention is inherently difficult. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and intellectual property protection.

We currently hold trademark registrations for the “FilmOn” and “FilmOn.TV” names and the associated round FilmOn logo in the United States and the United Kingdom. Our intellectual property also includes a licensed patent covering individualized satellite transmission systems and remote viewing systems. We also license data transmission systems technology from a company affiliated with our Chairman and Chief Executive Officer. We are not aware of any claims of infringement or other challenges to our rights in these marks and patents.

Competition and Our Competitive Advantages

While a significant amount of our content offering is unique, the market for subscription-based content delivered over the internet is intensely competitive and subject to rapid change. Many consumers maintain simultaneous relationships with multiple providers and can easily shift spending from one provider to another. We are a focused provider within the streaming video market that is able to compete by providing exclusive content that is available on almost any device. Our principal competitors vary by geographical regions and include multichannel video programming distributors, internet-based movie and television content providers, including those that provide legal and illegal (pirated) streaming video content. We believe that, due to the exclusivity of our content, we are positioning ourselves as a complementary service to large general content providers such as television broadcasters, cable television channels and streaming services such as Netflix, Hulu, Amazon and Apple TV.

We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following competitive strengths:

Extensive and Exclusive Content. We have amassed an extensive library of content in which we hold exclusive worldwide streaming distribution rights and have established exclusive relationships with key talent and content providers. All of our digital content is available on FilmOn.com. Our extensive and exclusive content distinguishes us from a former competitor, now defunct Aereo, Inc., which offered only the retransmission of network television broadcast signals in local markets and did not offer the breadth of video on demand, movies or specialty linear channels that we offer.

Universal Access. Our titles can be streamed by all of our viewers through FilmOn.com using virtually any internet-connected device (e.g., tablets, smart phones and laptops) or from our mobile app. Our mobile app has had more than 50 million downloads to date.

Proprietary and Carefully Selected Content. Our proprietary content and carefully selected media library lie at the core of our business model. We believe our exclusive original content represents approximately 25% of the viewing time of our subscribers and we are continuously expanding our proprietary content to appeal to more viewers. With the growth in demand for digital rights, we expect that our large library of licensed and originally produced content will also be a key driver in our ability to grow efficiently and will act as a hedge against the rising costs of new digital rights. We believe the significant volume of titles we offer in the VOD category and the breadth of our 700 linear programming channels differentiate us from Netflix and similar OVD platforms, which primarily provide proprietarily-produced serialized content and selected VOD titles.

International Distribution Rights. The strength of our proprietary content library developed through our focus on original content acquisitions and licensing has provided us with a library of specialty content for which we hold exclusive worldwide distribution rights. We believe rights to such distinctive content offerings would be difficult to acquire in today’s market. By obtaining these rights, we have created a barrier to entry for competitors into our content specialties giving us the potential to reach a worldwide subscriber base with no additional licensing costs. Substantially all of our content library is available worldwide, with certain exceptions due to geographic, sales, rental, subscription or advertising restrictions that are contained in our content licenses.

Government Regulation

Like many OVD companies, our operations are subject to routine regulation by governmental agencies. Much of this regulation will affect us indirectly, inasmuch as, and to the extent that, it affects our licensees more directly. A summary of the laws and regulations that might affect our licensees is set forth below.

Companies conducting business on the internet are subject to a number of foreign and domestic laws and regulations. In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. Online businesses face risks from some of the proposed legislation that could be passed in the future.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting internet neutrality, could decrease the demand for our service and increase our cost of doing business. For example, in late 2010, the FCC adopted so-called net neutrality rules intended, in part, to prevent network operators from discriminating against legal traffic that transverse their networks. On April 13, 2015, the FCC published final rules protecting net neutrality; however, those rules are currently being challenged by the telecommunications industry in the United States Court of Appeals for the District of Columbia Circuit. To the extent network operators attempt to use the April 2015 rules, or intermediate rulings relating to the appeal thereof, to extract fees from us to deliver our traffic or otherwise engage in discriminatory practices, our business could be adversely impacted. As we expand internationally, government regulation concerning the internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our licensees’ businesses, and thus, indirectly, our business.

A final determination by the United States federal courts that OVDs are entitled to compulsory performance licenses to retransmit network broadcast programs pursuant to the 1976 Copyright Act or the FCC’s decision to qualify OVDs as MVPDs entitled to negotiate retransmission licenses with networks would allow us to broadcast local network programs and draw additional viewers to our site.

A range of other laws and new interpretations of existing laws could have an impact on our licensees’ businesses. For example, the Digital Millennium Copyright Act of 1998 has provisions that limit, but do not necessarily eliminate, liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Various United States and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Further, any failure on our licensees’ part to comply with these laws may subject them to significant liabilities. Our offerings may also become subject to investigation and regulation of foreign data protection authorities, including those in the European Union.

Similarly, the application of existing laws prohibiting, regulating or requiring licenses for certain businesses of our advertisers, including, for example, online gambling, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Application of these laws in an unanticipated manner could expose us to substantial liability and restrict our ability to deliver services to our users.

We also face risks due to government failure to preserve the internet’s basic neutrality as to the services and sites that users can access through their broadband service providers. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

Companies conducting online businesses are also subject to federal, state and foreign laws regarding privacy and protection of user data. Any failure by our licensees to comply with their posted privacy policies or privacy related laws and regulations could result in proceedings against them by governmental authorities or others, which could potentially harm their business, and consequently, our business to the extent such proceedings impact licensee revenue and the license fees payable to us stemming from such revenue. Further, any failure by our licensees to protect their users’ privacy and data could result in a loss of user confidence in their services and ultimately in a loss of users, which could adversely affect their business, and consequently, our business.

Employees

As of November 10, 2015, we had a total of 152 full-time employees. Our senior management, United States advertising sales team, and editing and production staff are located in our Beverly Hills office, and our European advertising sales, operations and administrative staff are located in our London, England office. In addition to our full-time employees, we occasionally hire part-time employees and independent contractors to assist us in various film and media production areas. Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and Peter van Pruissen, our Chief Financial Officer, work for us on a part-time basis (not less than an average of 35 hours per week for Mr. David and not less than an average of 24 hours per week for Mr. van Pruissen). Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and sales personnel for whom competition is intense. Our employees are not represented by any collective bargaining unit. We believe our relations with employees and contractors are good.

Facilities

We manage our worldwide business from our two central offices located in Beverly Hills, California and London, England. Our senior management, United States advertising sales team, and editing and production staff are based in Beverly Hills in three leased spaces aggregating approximately 8,607 square feet, under leases expiring on various dates in 2017. Our European advertising sales and operations and related administrative staff are based in a 3,600 square foot leased space in London under a lease expiring in 2017. Our total rent expense under these office leases was approximately $220,000 and $184,000 in 2014 and 2013, respectively. We expect total rent expense to be approximately $393,000 under office leases in 2015. We believe our present office space and locations are adequate for our current operations and for near-term planned expansion.

Legal Proceedings

From time to time, during the normal course of our businesses, we are subject to various litigation claims and legal disputes most significantly in the areas of intellectual property (e.g., trademarks, copyrights and patents). Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third parties in marketing and providing our service through contractual and other rights. Despite our efforts, from time to time, third parties have alleged, and may in the future allege, that we have violated their intellectual property rights.

We are currently parties to multiple lawsuits related to our products and services, including copyright infringement lawsuits brought by content broadcasters and intellectual property rights-holders, and we may in the future be subject to additional such lawsuits and disputes.

CBS Broadcasting Inc., NBC Studios LLC, Universal Network Television, LLC, NBC Subsidiary (KNBC-TV) LLC, Twentieth Century Fox Film Corporation, Fox Television Stations, Inc., ABC Holding Company Inc., and Disney Enterprises, Inc. filed suit against us on or about October 1, 2010 in the United States District Court for the Southern District of New York. CBS Studios Inc., Big Ticket Television, Inc., Open 4 Business Productions LLC, and American Broadcasting Companies, Inc. later joined as plaintiffs against us in the case. The plaintiffs claim that we streamed their broadcast content over the internet in violation of their intellectual property rights. We settled this case and entered into a Stipulated Consent Judgment and Permanent Injunction filed August 9, 2012 pursuant to which we agreed, among other things, to be permanently enjoined from infringing plaintiffs’ exclusive intellectual property rights to their broadcast content, including by streaming plaintiffs’ broadcast television programming over the internet. We subsequently developed and deployed a new technology to stream broadcast television programming that we believed complied with then-existing Second

Circuit law. The New York district court disagreed, and on July 24, 2014, the district court held us in civil contempt for purportedly violating the August 9, 2012 injunction. On August 14, 2014, the district court entered judgment against us imposing a sanction of $90,000 and directing us to pay plaintiffs’ attorney’s fees as a result of our purported violation of the injunction. We have appealed to the United States Circuit Court of Appeals for the Second Circuit, where our appeal remains pending. We intend to continue to defend this case vigorously.

Fox Television Stations, Inc., Twentieth Century Fox Film Corporation, and Fox Broadcasting Company, Inc. filed suit against us on or about August 10, 2012 in the United States District Court for the Central District of California for copyright infringement, trademark infringement, and Lanham Act claims. Separately, NBCUniversal Media, LLC, Universal Network Television, LLC, NBC Subsidiary (KNBC-TV) LLC, American Broadcasting Companies, Inc., Disney Enterprises, Inc., CBS Broadcasting Inc., and CBS Studios Inc. filed suit against us on or about August 13, 2012 in the United States District Court for the Central District of California for copyright infringement. Open 4 Business Productions LLC, Telemundo Network Group LLC, WNJU-TV Broadcasting LLC, ABC Holding Company Inc., and Big Ticket Television, Inc. later joined as plaintiffs against us in the case. These two cases were consolidated on September 8, 2014. The plaintiffs claim that we streamed their broadcast content over the internet in violation of their intellectual property rights and they seek damages, attorney’s fees, and injunctive relief. On December 27, 2012, the district court entered a preliminary injunction temporarily enjoining us from retransmitting or streaming the plaintiffs’ copyrighted programming within the geographic jurisdiction of the United States Circuit Court of Appeals for the Ninth Circuit. On September 25, 2014, we amended our counterclaims to assert that we are entitled to a compulsory performance license to retransmit plaintiffs’ broadcast content pursuant to Section 111 of the 1976 Copyright Act. On July 24, 2015, the district court granted partial summary judgment to us on our counterclaim, certified that order for immediate appeal, and stayed the remainder of the case pending the outcome of that appeal. In granting partial summary judgment, the district court held that we were potentially entitled to a compulsory license under Section 111 of the Copyright Act, but also that we remain potentially liable for non-compliant secondary transmissions. The December 27, 2012 preliminary injunction remains in effect. This case is currently on appeal to the United States Court of Appeals for the Ninth Circuit. We intend to continue to defend this case vigorously.

Fox Television Stations, Inc., Twentieth Century Fox Film Corporation, Fox Broadcasting Company, NBC Subsidiary (WRC-TV) LLC, NBC Studios LLC, Universal Network Television LLC, Open 4 Business Productions LLC, Telemundo Network Group LLC, American Broadcasting Companies, Inc., Disney Enterprises, Inc., and Allbritton Communications Company filed suit against us on or about May 23, 2013 in the United States District Court for the District of Columbia. CBS Broadcasting Inc., CBS Studios Inc., and TEGNA Inc. subsequently joined as plaintiffs against us in the case. The plaintiffs claim that we streamed broadcast content over the internet in violation of their intellectual property rights and they seek damages, attorney’s fees, and injunctive relief. On September 5, 2013, the district court entered a preliminary injunction temporarily enjoining us from retransmitting or streaming the plaintiffs’ copyrighted programming within the United States of America, except for the geographic boundaries of the United States Circuit Court of Appeals for the Second Circuit. We subsequently asserted a counterclaim that we are entitled to a compulsory performance license to retransmit plaintiffs’ broadcast content pursuant to Section 111 of the 1976 Copyright Act. The Court limited the scope of the case to the Section 111 issue and set an expedited schedule. On June 18, 2015, the plaintiffs filed a motion for summary judgment on their infringement claim and our counterclaim under Section 111 of the 1976 Copyright Act. On July 9, 2015, we filed a motion for summary judgment on our counterclaim under Section 111 of the 1976 Copyright Act. Both motions and this action remain pending. We intend to continue to defend this case vigorously.

We filed suit against Window to the World Communications, Inc. on or about November 22, 2013 in the United States District Court for the Northern District of Illinois seeking a declaratory judgment that we are entitled to a compulsory performance license to retransmit defendant’s broadcast content pursuant to Section 111 of the 1976 Copyright Act. The defendant counterclaimed alleging that we streamed broadcast content over the internet in violation of its intellectual property rights. This case remains pending. We intend to continue to prosecute this case vigorously.

We are also currently parties to other claims, lawsuits and proceedings arising from the ordinary course of business.

Although the results of claims, lawsuits, and proceedings in which we are involved cannot be predicted with certainty, we do not currently believe that the final outcome of the matters discussed above will have a material adverse effect on our business, financial condition, or results of operations. However, defending and prosecuting these claims is costly and can and may impose a significant burden on our management and employees. In addition, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. If we are unable to obtain an outcome which sufficiently protects our rights, successfully defend our use, or allows us time to develop non-infringing technology and content or to otherwise alter our business practices on a timely basis in response to the claims against us, our business, prospects and competitive position may be adversely affected.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of our executive officers, key consultants and directors, and their positions with us, as of November 10, 2015:

Name	Age	Position
Alkiviades (Alki) David	47	Founder, Chairman of the Board and Chief Executive Officer
Peter van Pruissen	56	Chief Financial Officer, Secretary, Treasurer and Director
Mykola Kutovyy	30	Chief Technology Officer
Kim Lori Hurwitz	56	Senior Vice President of Programming
David A. Goldsmith	67	Chief Strategy Officer and Head of Corporate Development
Nicholas J. Greenway	42	Director
Christophe Louvion	42	Director
Francisco Martin	41	Director

Messrs. Greenway, Louvion and Martin will assume their positions upon the initial closing of this offering.

The principal occupations for the past five years of each of our executive officers and directors are as follows:

Alkiviades (Alki) David founded FilmOn TV Ltd. in 2007 (formerly known as 111PIX.com Ltd) in 2007 and has served as our Chairman of the Board and Chief Executive Officer since that time. Mr. David has worked in the global digital media industry for the past 15 years as an investor, entrepreneur and executive. He formed a personal holding company, Anakando, Ltd., and an affiliated company, the Anakando Media Group, in 2007. In addition, Mr. David has investments in several privately-held media companies, including Hologram USA Inc., a hologram projection business with patented technology. Mr. David also formed Advirally Inc. in 2012 and in Class15.com Inc. in 2014, each of which provides social media marketing services. In 1995, Mr. David helped establish the family-owned shipping company, Levant Shipping. In 2000, Levant Shipping was merged with the U.S.-based shipping company Navios Maritime, and, in 2007, the combined company’s shipping business was sold to International Shipping Enterprises. In 1995, Mr. David established Independent Models. Mr. David and other family members of the Leventis-David Group maintain holdings in a number of industries including manufacturing, real estate, shipping and bottling (including ownership interests in Coca-Cola Hellenic bottling plants in 28 countries). Mr. David is also chairman of the board of his late father’s charitable trust, The Andrew A. David Foundation, and founded the non-profit organization BIOS to educate the public about marine conservation surrounding the Greek Islands. Mr. David received a Master of Arts degree from the Royal College of Art’s Film and Television program in London, and has written, produced and appeared in feature films and on television.

As our founder, Chairman, Chief Executive Officer and largest stockholder (through Anakando Ltd.), Mr. David leads the Board and manages our company. Mr. David brings extensive OVD industry knowledge and a deep background in entertainment and technology growth companies, international markets, mergers and acquisitions and capital market activities. His service as Chairman and Chief Executive Officer creates a critical link between management and the Board.

Peter van Pruissen joined our company in May 2010 and became our Chief Financial Officer, Secretary and Treasurer and a member of our Board of Directors in September 2011. Mr. van Pruissen has also served as the Chief Financial Officer at Tradeshift Inc., a privately-held e-invoicing and procure-to-pay platform for global companies since March 2013. He served as Chief Financial Officer of Sharethrough Inc., a video advertising company, from August 2010 to November 2012. Mr. van Pruissen served as the Chief Financial Officer of bCODE Pty Ltd., an advertising network providing mobile marketing solutions, from November 2009 to November 2011. Mr. van Pruissen served as the Vice President of Finance and, later, the Chief Financial Officer of Piczo, Inc., a social networking and blogging website for teens, from July 2006 to November 2008. He served as the Chief Financial Officer and Vice President of Finance and Administration of On24, Inc., a streaming media distribution network, from September 1999 to July 2006. From January 1998 to November 1999, Mr. van Pruissen served as Corporate Controller of Wired Ventures Inc., the multimedia print and on-line publishing holding company and parent of Wired Magazine and the Wired.com digital division. Mr. van Pruissen received a Bachelor of Arts degree in Finance from Amsterdam’s Nyenrode Business University and earned an M.B.A. in Finance from the University of San Francisco.

Mr. van Pruissen’s experience with our company since inception and his extensive knowledge of complex cross-border financial, accounting and operational issues makes him a well-qualified member of the Board. He also brings transactional expertise in mergers and acquisitions and equity offerings.

Mykola (Nick) Kutovyy joined our company in October 2011 as our Chief Technology Officer. From August 2007 to October 2011, Mr. Kutovyy served as our Senior Programmer Systems Administrator. Mr. Kutovyy has also served as the Chief Technology Officer of Anakando Ltd. and the Anakando Media Group since 2008. In 2007, Mr. Kutovyy founded 111PIX UA in Odessa, Ukraine, and since then he has managed 111PIX UA as an affiliate of FilmOn TV Ltd. (formerly known as 111PIX Ltd.), our Chairman and Chief Executive Officer’s United Kingdom-based independent production and international sales company. From 2006 to 2007, Mr. Kutovyy served as a project manager and lead developer at EnvisionNext, a website development firm. From May 2005 to 2006, he served as the Deputy Technical Officer for Vremena Goda Business Travel, a travel-focused software company. From 2004 to May 2005, Mr. Kutovyy worked as a programmer for Beiersdorf Shared Services GmbH, an accounting and information technology services company. Mr. Kutovyy received an advanced degree in computer science, programming and networks from the Odessa I.I. Mechnikov National University in Odessa, Ukraine.

Kim Lori Hurwitz joined our company in December 2010 as our Senior Vice President of Programming. Ms. Hurwitz has served as the Senior Vice President for Content Partnerships of the Anakando Media Group since December 2010. From September 2009 to October 2010, Ms. Hurwitz served as a Senior Marketing Manager for DirectTV, a national telecommunications company. From April 2008 to January 2009, she was the Vice President for Marketing, Publicity and Distribution for MWG Media, a company that creates, produces and develops original program content. She was the National Director of Affiliate Relations for the Tube Music Network from April 2006 to April 2008. Ms. Hurwitz was Director of Marketing for Pay-Per-View for DirectTV from October 2000 to May 2005. Ms. Hurwitz received a Bachelor of Arts degree in Theater Arts from the University of California, Los Angeles.

David A. Goldsmith joined our company in November 2015 as our Chief Strategy Officer and Head of Corporate Development. Mr. Goldsmith has been serving as a corporate strategist for Anakando Media Group since January 2015, where he has been identifying strategic partnership opportunities for Anakando, as well as for our company. Since 2002, Mr. Goldsmith has been the President of The Goldsmith Company Inc., a full-service strategic consulting practice for digital media entrepreneurs, working with early-stage tech companies, IPTV broadband platforms and portal aggregators. Mr. Goldsmith previously was a broadcast television executive and producer with more than 20 years of continuous work in the Hollywood entertainment community at major studios including MTM from 1996 to 1999, Fox from 1992 to 1994, Lorimar/Warner from 1985 to 1989 and Paramount from 1979 to 1981. Mr. Goldsmith earned a Bachelor of Science degree from Marshall School of Business at the University of Southern California and a Juris Doctorate degree from Southwestern University School of Law. Mr. Goldsmith is a founder, current board member and treasurer of the Entertainment Industries Council, Inc., which produces the Annual Prism Awards and the SET Awards for science, engineering and technology recognition in programming.

Nicholas J. Greenway has agreed to join the Board of Directors of our company upon the initial closing of this offering. Mr. Greenway is the managing partner and co-owner of Light and Motion Limited, a London-based media agency that specializes in offering strategic brand consulting to a wide range of global clients, which he co-founded in October 2008. Mr. Greenway also co-founded Light and Motion Entertainment Ltd., a London-based tech-centric consultancy that uses artificial intelligence technology to deliver real-time social media analysis, in May 2013 and served as a director of that company through June 2015. Mr. Greenway served as Client Account Director for Axis Consulting, an entertainment brand integration and content creation firm, from January 2008 to October 2008, and Account Director of Big Film Group, a provider of brand content creation and product placement within the global television and movie industries, from January 2001 to December 2007.

Mr. Greenway’s experience in negotiating, building and executing strategic marketing partnerships and alliances across all forms of entertainment makes him well qualified to be a member of the Board.

Christophe Louvion has agreed to join the Board of Directors of our company upon the initial closing of this offering. In August 2015, Mr. Louvion co-founded SimpleCat, the maker of Drift, a local discovery mobile service. From August 2014 to August 2015, he served as the acting Chief Executive Officer and Chief Operating Officer of M-GO (formally MediaNaviCo LLC), a premium digital streaming service and joint venture between Technicolor S.A. and DreamWorks Studios, and, from October 2012 to August 2014, he served as M-GO’s Chief Technology Officer. Mr. Louvion served as Chief Technology Officer and Head of Core Products for CityGrid Media, an InterActiveCorp company, from March 2010 to October 2012. From January 2008 to March 2010, he led product development life cycle and ad operations as Chief Technology Officer of Gorilla Media, a digital advertiser. He served as Vice President, Product Development and Engineering at Shopzilla from February 2002 to December 2007. Mr. Louvion earned a Bachelor of Science degree in Mathematics from University of Nancy I and a Master of Science degree in Computer Science from Telecom Nancy.

Mr. Louvion’s in-depth knowledge of the OVD market and the broad range of companies in the industry make him a well-qualified member of the Board. He also brings hands-on experience in leading and managing technology and product development operations in quickly evolving industries.

Francisco Martin has agreed to join the Board of Directors of our company upon the initial closing of this offering. Mr. Martin has served as the Managing Partner of MK Capital Partners, a firm that raises capital for corporate clients, since September 2007, and as a member of the Board of Directors of Fondinvest Capital, one of Europe’s leading private equity fund-of-funds groups, since July 2015. Mr. Martin was the Chief Investment Officer of Martin Asset Management LLC, an asset management firm he founded, from February 2007 to November 2009. He was the Chief Financial Officer of MAM Wealth Management LLC from July 2004 to July 2006. Mr. Martin was the Vice President of Julius Baer, Ltd., a wealth management firm, from July 1999 to July 2004. Mr. Martin served as a board member of the Organizacion Latinos Unidos from January 2001 to April 2003, the Century City Chamber of Commerce from October 2002 to October 2004, and the Swiss American Chamber of Commerce from March 1999 to August 2001. Mr. Martin received a Master’s degree in Economics and Finance from Hohere Wirtschafts und Verwaltungsschule in Basel, Switzerland.

Mr. Martin has extensive knowledge of capital markets in the United States and Europe in particular, making his input invaluable to the Board’s discussions of our capital market activities, cash management and international expansion.

Our Board of Directors is currently set at two directors. Upon the initial closing of this offering, our Board of Directors will be set at five directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Officers serve at the discretion of our Board of Directors.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above. With regard to Messrs. David and van Pruissen, the Board considered their day-to-day operational leadership of our company and in-depth knowledge of our digital media offerings. In the cases of Messrs. Martin, Louvion and Greenway, the Board has considered their substantial experience in both the digital media industry and operational areas that will assist our corporate governance.

The Board of Directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board of Directors uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The Board of Directors has determined that, of our current directors, Messrs. Martin, Louvion and Greenway are independent within the meaning of the Nasdaq Marketplace Rule cited above. In the cases of Messrs. David and van Pruissen, their positions as executive officers of our company, together with Mr. David’s beneficial ownership of more than 10% of our outstanding common stock, preclude either of them from being considered independent within the meaning of the Nasdaq Listing Rule.

Board Committees

Our Board of Directors has an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee. The Audit Committee will be composed of Messrs. Martin (Chairman), Greenway and Louvion. The Compensation Committee will be composed of Messrs. Louvion (Chairman) and Greenway. The Nomination and Corporate Governance Committee will be composed of Mr. Greenway.

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the Audit Committee will be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules. Our Board of Directors has determined that Mr. Martin will meet those requirements.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC. Prior to the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our Board of Directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. Upon the initial closing of this offering, we will have three independent directors serving on the Board of Directors, and intend to maintain a Board of Directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2014 and 2013; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2014 and 2013 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are collectively the “named executive officers” of the company.

Name and Position	Years	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings		All Other Compensation	Total
Alkiviades (Alki) David,	2014	$—	—	—	—	—	—		—	—
Chairman and Chief Executive Officer	2013	$—	—	—	—	—	—		—	—
Peter van Pruissen,	2014	$66,000	—	—	—	—	$114,000	(1)	—	$180,000
Chief Financial Officer	2013	$95,500	—	—	—	—	$74,500	(1)	—	$170,000
Mykola Kutovyy,	2014	$100,000	—	—	—	—	—		—	$100,000
Chief Technology Officer	2013	$100,000	—	—	—	—	—		—	$100,000
Kim Lori Hurwitz,	2014	$170,000	—	—	—	—	—		—	$170,000
Senior Vice President of Programming	2013	$170,000	—	—	—	—	—		—	$170,000

(1)	Payment of accrued compensation earned in prior years.

Employment and Consulting Agreements

Effective August 24, 2012, each of Mykola Kutovyy and Kim Lori Hurwitz entered into an employment agreement with us. The employment agreements with Mr. Kutovyy and Ms. Hurwitz extended for an initial two-year term and were automatically renewed for a second two-year term expiring in August 2016. Pursuant to these employment agreements, Mr. Kutovyy and Ms. Hurwitz have agreed to devote all of their working time to our business as our Chief Technology Officer and our Senior Vice President of Programming, respectively, and report directly to our Chief Executive Officer. The employment agreements provide that Mr. Kutovyy and Ms. Hurwitz will receive a fixed base salary at an annual rate of $100,000 and $153,000, respectively, for services rendered in such positions. In addition, Ms. Hurwitz may be entitled to receive, at the sole discretion of our Board of Directors, cash bonuses based on meeting and exceeding performance goals linked to expanding our company’s content, affiliation and distribution channels. Mr. Kutovyy and Ms. Hurwitz received 1,875,000 shares and 187,500 shares of our common stock pursuant to their respective employment agreements, which were issued under our 2012 Stock Plan and had been subject to time-vesting periods that have since been satisfied. We have also agreed to pay or reimburse each executive for specified computer and communications equipment for their business use.

The employment agreements provide for termination by us upon death or disability of the executive (defined as the inability to perform the specific job description for 20 consecutive days) or for “cause,” which term includes, among other reasons, the conviction of a felony, any act involving moral turpitude and a material breach of their obligations to us. In the event either of the employment agreements is terminated by us without cause, such executive will be entitled to severance pay in the amount of four weeks of base salary. The employment agreements with Mr. Kutovyy and Ms. Hurwitz do not have any change of control provisions.

The employment agreements also contain covenants (a) restricting the executive from engaging in any activities competitive with our business during the terms of such employment agreements and one year thereafter, (b) prohibiting the executive from disclosure of confidential information regarding us at any time and (c) confirming that all intellectual property developed by the executive and relating to our business constitutes our sole and exclusive property.

On March 16, 2012, an entity owned by Peter van Pruissen entered into a shared executive agreement with us for Mr. van Pruissen to serve as our Chief Financial Officer, Secretary and Treasurer. On September 11, 2012 and August 8, 2013, the shared executive agreement was amended to adjust the amount of compensation to be received by Mr. van Pruissen, including deferred compensation amounts. Under the agreement, as amended, we are obligated to pay Mr. van Pruissen’s entity a consulting fee of $15,000 per month, of which $5,500 is currently paid in cash and $9,500 is deferred until a company liquidity event. Mr. van Pruissen has received 468,750 shares of our common stock pursuant to the shared executive agreement, as amended, which were issued under our 2012 Stock Plan and had been subject to time-vesting periods that have been satisfied. Mr. van Pruissen’s entity is entitled to receive a cash bonus of up to $150,000 upon the closing of this offering. Pursuant to the terms of the agreement, both Mr. van Pruissen’s entity and we may terminate the agreement for any reason with 30 days’ prior written notice to the other. We may terminate the agreement without prior written notice for “cause,” as such term is defined in the agreement. Mr. van Pruissen’s entity has agreed that all work product created in respect of the business during his length of time with our company is our sole property.

On November 1, 2015, an entity owned by David A. Goldsmith entered into a shared executive agreement with us for Mr. Goldsmith to serve as our Chief Strategy Officer and Head of Corporate Development. Under the agreement, we are obligated to pay Mr. Goldsmith a consulting fee of $10,000 per month. Mr. Goldsmith’s entity is also entitled to receive a success fee, payable in cash, upon the achievement of specified goals and responsibilities that include identifying and closing potential strategic partnerships, acquisitions and/or investments in OTT and other adjacent verticals. The initial term of the agreement extends for 12 months, unless terminated by either party for any reason on 30 days’ written notice. Mr. Goldsmith’s entity has agreed that, during the term of the agreement and for two years thereafter, he will not utilize any confidential information to circumvent or compete with us or solicit any of our consultants to cease working with us.

We do not have an employment agreement with Alkiviades (Alki) David). To date, no salary has been paid to Mr. David for his services to our company. Following the closing of this offering, the independent directors on our Board will determine an appropriate base salary to compensate Mr. David for the services he provides to our company.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2014, we had no outstanding stock option awards for our named executive officers.

Name	Vested Shares	Unvested Shares	Total Shares
Alkiviades (Alki) David	—	—	—
Peter van Pruissen	—	—	—
Mykola Kutovyy	—	—	—
Kim Lori Hurwitz	—	—	—
David A. Goldsmith	—	—	—

2012 Stock Plan

Our Board of Directors and our stockholders adopted the FilmOn.TV Networks Inc. 2012 Stock Plan and reserved 2,943,750 shares of common stock for issuance under that plan. The 2012 Stock Plan permits the grant of both incentive and non-statutory stock options and shares of restricted stock. As of November 10, 2015, 2,756,250 restricted shares have been granted and no options have been granted. The Board of Directors adopted the 2012 Stock Plan to provide a means by which our employees, directors, officers and consultants may be granted an opportunity to purchase our common stock, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success.

Director Compensation

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash
Alkiviades (Alki) David	$—
Peter van Pruissen	$180,000

Following the closing of this offering, we intend to compensate each non-management director through annual stock option grants and by paying a cash fee for each Board of Directors and committee meeting attended. We do not currently compensate our directors. Our Board of Directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to this offering, Anakando, directly and through equity investments and loans made by its sole shareholder Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and affiliated companies have financed all of the development and operations of our company. At June 30, 2015, our company had received advances of $12,100,000 from Alkiviades (Alki) David, all of which will be eliminated and treated as additional paid-in capital on or prior to the completion of this offering. In addition, Anakando directly made a loan to our wholly owned subsidiary FilmOn. TV UK Ltd. The loan from Anakando was made in September 2015. In November 2015, FilmOn. TV UK Ltd and Anakando and Mr. David agreed to convert the outstanding loans and accumulated and unpaid interest at that date into an aggregate of 13,053,816 Deferred Shares as such term is defined in the Articles of Association of FilmOn. TV UK Ltd.

In August 2015, Anakando contributed 100% of the outstanding capital stock of FilmOn.TV Inc., FilmOn Media Holdings Inc. and FilmOn Media Licensing Inc. to us for no additional consideration. Our consolidated financial statements included in this prospectus reflect these transactions.

We have entered into oral, non-exclusive, royalty-free license agreements with each of BattleCam Inc. and Hologram USA Inc., which are owned by Anakando, to stream and digitally distribute their content on our site. To date, no payments have been made to or by us pursuant our license agreements with BattleCam Inc. and Hologram USA Inc.

We have contracted with 111 PIX UA to provide services for the development and maintenance of the our technology platform. 111 PIX UA is owned and operated by our Chief Technology Officer, Mykola Kutovyy, who is also one of our stockholders. For the years ended December 31, 2014 and 2013, we paid $1,265,000 and $884,000, respectively, for these services.

During the year ended December 31, 2014, Alki David Productions, an entity owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, performed production services for the Company. The production cost total approximately $78,000, which has been recorded as additions to intangible - film library.

Notes Payable to Related Parties

In 2013, we issued notes payable in the aggregate amount of $2,000,000 to Utopia Business Company Ltd., an entity affiliated with Alkiviades (Alki) David, our Chairman and Chief Executive Officer. These notes payable were unsecured, bearing interest at a range of 0.19% to 0.70% per annum and had repayment dates ranging from May 2014 through February 2015. In December 2014, the note payable were transferred to Alkiviades (Alki) David. In November 2015, this note payable and accrued interest of $21,000 (included in accounts payable and accrued expenses) was converted to additional paid-in capital.

In 2014, we issued a note payable in the aggregate amount of $3,800,000 to Utopia Business Company Ltd., an entity affiliated with Alkiviades (Alki) David. This note payable was unsecured, bearing interest at 5% per annum and had no fixed terms of repayment. In November 2015, this note payable and accrued interest was transferred to Alkiviades (Alki) David and then converted to additional paid-in capital.

Related Party Advances for Alkiviades (Alki) David

On behalf of Anakando, we have advanced cash or paid expenses in the aggregate amount of $12,100,000 to entities that are owned and operated by Anakando. The advances were unsecured, non-interest bearing and due on demand. These related companies operate independently of us and our subsidiaries. In November 2015, these related companies conveyed the payables to Anakando, which in turn contributed the amounts to us as additional paid-in capital.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, following the initial closing, our policy will be to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the Board of Directors. Upon the closing of this offering, we will have three independent directors serving on the Board of Directors, and intend to maintain a Board of Directors consisting of a majority of independent directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned as of November 10, 2015, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our current directors;

•	each of our current executive officers; and

•	all our current directors and executive officers as a group.

All share information contained in this prospectus reflects a proposed 0.375-for-one reverse stock split of each outstanding share of our common stock prior to the completion of this offering (except for the share and per share information included in our consolidated financial statements). Shares beneficially owned and percentage ownership before this offering is based on 37,312,500 shares of common stock outstanding as of November 10, 2015. Percentage ownership after this offering is based on 43,562,500 shares (if the minimum number of shares is sold) and 49,812,500 shares (if the maximum number of shares is sold) of common stock issued and outstanding immediately after the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under the applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 338 N. Canon Drive, 3rd Floor, Beverly Hills, California 90210, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

	Shares Beneficially Owned Prior to Offering		Percentage Beneficially Owned Prior to Offering	Percentage Beneficially Owned After Offering(1)
Name of Beneficial Owner				Minimum		Maximum
Anakando Ltd.	33,908,656		90.9%	77.8%		68.1%
Alkiviades (Alki) David	33,908,656	(2)	90.9%	77.8	%(3)	68.1	%(3)
Peter van Pruissen	468,750		1.3%	1.1%		0.9%
Mykola Kutovyy	1,875,000		5.0%	4.3%		3.8%
Kim Lori Hurwitz	187,500		0.5%	0.4%		0.4%
David A. Goldsmith	—		—%	—%		—%
Nicholas J. Greenway	—		—%	—%		—%
Christophe Louvion	—		—%	—%		—%
Francisco Martin	—		—%	—%		—%
All directors and executive officers as a group (7 persons)	36,439,906		97.7%	83.6%		73.2%

(1)	Assumes the over-subscription allowance shares are not sold.

(2)	Represents shares of common stock owned of record by Anakando Ltd., a company organized under the laws of Saint Vincent and the Grenadines. Mr. David, our Chairman and Chief Executive Officer, is the sole shareholder of Anakando and holds voting and dispositive power over the shares held directly by Anakando. The address of Anakando is 111 Wardour Street, 1st Floor, London W1F 0UH, United Kingdom.
(3)	Does not include shares of common stock being purchased in this offering, assuming Anakando purchases $ of shares of common stock at an assumed public offering price of $8.00 per share.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Before this offering, there was no public market for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the trading symbol “FOTV.”

Record Holders

As of November 10, 2015, there were 28 holders of record of our common stock.

Dividends

We do not expect to pay cash dividends or make any other distributions in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Our Board of Directors and our stockholders adopted the 2012 Stock Plan and reserved 2,943,750 shares of common stock for issuance under that plan. The 2012 Stock Plan permits the grant of both incentive and non-statutory stock options. As of November 10, 2015, 2,756,250 restricted shares have been granted and no options have been granted. We expect to grant stock options to purchase shares of our common stock to our officers and non-management directors following the closing of this offering. See “Executive Compensation – 2012 Stock Plan.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our Certificate of Incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our Certificate of Incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of November 10, 2015, there were 37,312,500 shares of our common stock issued and outstanding held of record by 28 stockholders. After giving effect to the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, of which 43,562,500 shares (if the minimum number of shares is sold) and 49,812,500 shares (if the maximum number of shares is sold) of common stock will be issued and outstanding immediately after the closing of this offering. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

A description of the material terms and provisions of our certificate of incorporation that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

We do not currently have any authorized preferred stock.

Warrants

As of November 10, 2015, we had no outstanding warrants to purchase our common stock.

As additional consideration to the underwriters in this offering, we have agreed to sell to the underwriters, for nominal consideration, warrants to purchase 437,500 shares (if the minimum number of shares is sold) to 875,000 shares (if the maximum number of shares is sold) of our common stock. In addition, we have granted the underwriters “piggyback” registration rights with respect to the underlying shares. This piggyback registration right will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). See “Underwriting.”

Limitations on Directors’ Liability; Indemnification of Directors and Officers

As permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Provisions of Our Certificate of Incorporation that May Have an Anti-Takeover Effect

Currently, our certificate of incorporation does not contain any provisions that may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Stock Exchange Listing

We have applied to have our common stock approved for trading on the Nasdaq Capital Market under the symbol “FOTV.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock will be Continental Stock Transfer & Trust Company, located at 17 Battery Place, 8th Floor, New York, New York 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, our current stockholders will own 37,312,500 shares of our common stock, representing approximately 85.7% (if the minimum number of shares is sold) and 74.9% (if the maximum number of shares is sold) of the total outstanding shares of our common stock. We will also have 187,500 shares of our common stock reserved for issuance under our 2012 Stock Plan. Upon completion of this offering, 43,562,500 shares (if the minimum number of shares is sold) and 49,812,500 shares (if the maximum number of shares is sold) of our common stock will be issued and outstanding. In addition, upon the closing of this offering, we will issue to the underwriters warrants to purchase 437,500 shares (if the minimum number of shares is sold) to 875,000 shares (if the maximum number of shares is sold) of our common stock. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 435,625 shares (minimum) and 498,125 shares (maximum) immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction (i) occurring before the effective date of our initial public offering (ii) that was completed in reliance on Rule 701 and (iii) that complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Standoff Provisions

Our directors, executive officers and holders of 5% or more of our outstanding shares following this offering will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities will agree not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock reserved for future issuance under our 2012 Stock Plan. We expect to file this registration statement as soon as practicable after our initial public offering. Nevertheless, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

Registration Rights

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 7.0% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 100.0% of the initial public offering price. In addition, we have granted the underwriters “piggyback” registration rights with respect to the underlying shares. This piggyback registration right will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

UNDERWRITING

We have entered into an underwriting agreement with Burnham Securities Inc. for itself and as representative of the underwriters named therein, with respect to the shares of our common stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, up to 12,500,000 shares of our common stock, on a best efforts basis.

We also have granted the underwriters an option to sell on a best efforts basis an over-subscription allowance of up to 1,875,000 shares of common stock, representing an additional 15% of the maximum offering amount. In order for the option to become exercisable, we must have sold the minimum number of shares of common stock necessary to satisfy the escrow conditions described below and our common stock must has been approved for listing on the Nasdaq Capital Market. Once exercisable, the option shall remain open until                 , 2016. We will sell this over-subscription allowance of shares on a continuous basis at the offering price set forth on the cover page of the prospectus.

The underwriting agreement provides that the obligation of the underwriters to arrange for the offer and sale of the shares of our common stock, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (i) receipt of a listing approval letter from the Nasdaq Capital Market, (ii) delivery of legal opinions and (iii) delivery of auditor comfort letters. The underwriters are under no obligation to purchase any shares of our common stock for their own account. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated, or even if consummated that we will in fact obtain a listing on the Nasdaq Capital Market. The underwriters may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”), or a non-United States bank, broker, dealer or other institution not eligible for membership in FINRA and not registered under the Exchange Act (a “non-member non-U.S. dealer”). The underwriters propose to offer the shares to investors at the public offering price, and will receive the underwriting commissions, set forth on the cover of this prospectus. The gross proceeds of this offering will be deposited at Signature Bank, New York, New York in an escrow account established by us, until we have sold a minimum of 6,250,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market. Once we satisfy the minimum stock sale and Nasdaq Capital Market listing conditions, the funds will be released to us.

We anticipate the shares of our common stock will be listed for trading on the Nasdaq Capital Market under the symbol “FOTV.” In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock. If the application is approved, trading of our shares on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.

The following table and the two succeeding paragraphs summarize the underwriting compensation and estimated expenses we will pay:

	Public Offering Price	Underwriting Commissions	Proceeds to Us, Before Expenses
Per share	$	$	$
Total minimum offering	$	$	$
Total maximum offering	$	$	$
Total with over-subscription allowance	$	$	$

We have agreed to reimburse the underwriters for expenses incurred relating to the offering, including all actual fees and expenses incurred by the underwriters in connection with, among other things, due diligence costs, the underwriters’ “road show” expenses, and the fees and expenses of the underwriters’ counsel. We estimate that the total expenses of this offering, excluding underwriting commissions, will be approximately $626,000 if the minimum number of shares is sold and $676,000 if the maximum number of shares is sold in this offering.

In connection with this offering, we have entered into an agreement (the “Advisory Services Agreement”) with the underwriters to provide advisory services in the areas of corporate development, corporate finance and/or capital placement. We have paid the underwriters $100,000 for these services and have agreed to indemnify the underwriters for performance of such services.

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 7.0% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 100.0% of the initial public offering price (the “Underwriters’ Warrants”). The Underwriters’ Warrants and the underlying shares of common stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriters’ Warrants by any person for a period of 180 days from the effective date of the registration statement for this offering in accordance with FINRA Rule 5110. The Underwriters’ Warrants will expire on the fifth anniversary of the effective date of the registration statement for this offering. In addition, we have granted the underwriters “piggyback” registration rights with respect to the underlying shares. This piggyback registration right will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

For a period of 12 months from the effective date of the offering or termination of the Advisory Agreement, the underwriters have a right of first refusal to act as our financial advisor or joint financial advisor, at the underwriters’ sole discretion, on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of our company during such period.

The underwriters have informed us that they may provide an allowance not in excess of $             per share to other dealers out of the underwriters’ commission of $             per share.

A prospectus in electronic format may be made available on the websites maintained by the underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise, in each case without the prior consent of the representative for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) the issuance by us of shares of our common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of this offering, hereafter issued pursuant to our currently existing or hereafter adopted equity compensation plans or employment or consulting agreements or arrangements of which the representative has been advised in writing or which have been filed with the SEC or (C) the issuance by us of stock options or shares of capital stock of our company under any currently existing or hereafter adopted equity compensation plan or employment/consulting agreements or arrangements of our company.

Our directors, executive officers and holders of 5% or more of our outstanding shares following this offering will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of at least 180 days after the date of this prospectus, may not, without the prior written consent of the representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, assign, transfer, pledge, grant any option to purchase or otherwise dispose of, or announce the intention to otherwise dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for shares of our common stock, or any warrants or other rights to purchase, the foregoing (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for shares of our common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, or (iv) publicly announce an intention to effect any transaction specified in clause (i) or (ii) above. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or (y) prior to the expiration of such 180 days, we announce that we will release earnings during the 16-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the earnings or the press release.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect to those liabilities.

We have applied to have our common stock approved for trading on the Nasdaq Capital Market under the symbol “FOTV.” If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock. We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this best efforts offering sufficient to satisfy applicable listing criteria, our common stock will in fact be listed.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters have considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Anakando, our largest stockholder, owned by Alkiviades (Alki) David, our Chairman and Chief Executive Officer, has indicated to us that it will purchase $             million of common stock (             shares) in this offering. All shares sold to Anakando will be at the same price and on the same terms as the shares sold to other investors in this offering. The underwriters will not receive any fees or warrants in connection with the purchase by Anakando of shares of common stock in this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), no offer of any shares may be made to the public in that Relevant Member State other than under the following exemptions to the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters has authorized, nor does it authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China (PRC)

This Offering Circular may not be circulated or distributed in the PRC and the Offer Shares may not be offered or sold directly or indirectly to any resident of the PRC, or offered or sold to any person for re-offering or re-sale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Note that, the PRC, as referred to in this paragraph, does not include Taiwan or the special administrative regions of Hong Kong and Macau.

The address of Burnham Securities Inc. is 40 West 57th Street, 28th Floor, New York, New York 10019. The address of Bonwick Capital Partners is 10100 Santa Monica Blvd., Suite 300, Los Angeles, California 90068.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our common stock being offered by this prospectus as our counsel. Paul Hastings LLP, Costa Mesa, California, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of FilmOn.TV Networks Inc. as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this prospectus and in this registration statement have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in this registration statement, given on the authority of said firm as experts in auditing and accounting. BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other documents to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

Following this offering, we will be subject to the reporting and information requirements of the Exchange Act and, as a result, we will file annual, quarterly and current reports, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains periodic and current reports, information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We will provide a copy of our annual report to stockholders, including our audited consolidated financial statements, at no charge upon written request sent to FilmOn.TV Networks Inc., 338 N. Canon Drive, 3rd Floor, Beverly Hills, California 90210. Our corporate website is located at http://corp.filmon.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

FILMON.TV NETWORKS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

FilmOn.TV Networks Inc.,

Beverly Hills, California

United States of America

We have audited the accompanying consolidated balance sheets of FilmOn.TV Networks Inc. as of December 31, 2014 and 2013 and the related statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FilmOn.TV Networks Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO LLP

BDO LLP

London, United Kingdom

November 12, 2015

FilmOn.TV Networks Inc.

Consolidated Balance Sheets

(in thousands, except for share amounts and par value amounts)

	As of December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$377	$536
Accounts receivable, net	7,842	2,004
Advances to related entities	1,105	945
Current prepaid content library, net	153	165
Other current assets	280	249

Total current assets	9,757	3,899
Non-current prepaid content library, net	241	174
Property and equipment, net	2,013	1,735
Intangibles – Film library, net	1,274	—
Other non-current assets	114	43

Total assets	$13,399	$5,851

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and other current liabilities, including related parties	$6,136	$2,663
Notes payable – related parties – current portion	3,794	4,912
Due to Director	12,134	7,102

Total current liabilities	22,064	14,677
Notes payable – related parties, less current portion	—	1,150

Total liabilities	22,064	15,827
Commitments and contingencies – Note 8
Stockholders’ deficit:
Common Stock, $0.001 par value; 99,500,000 and 99,260,417 shares issued and outstanding, respectively	100	99
Additional paid-in capital	39,814	33,591
Accumulated deficit	(48,733)	(43,467)
Accumulated other comprehensive income (loss)	154	(199)

Total stockholders’ deficit	(8,665)	(9,976)

Total liabilities and stockholders’ deficit	$13,399	$5,851

The accompanying notes are an integral part of these consolidated financial statements

FilmOn.TV Networks Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except for share and per share amounts)

	Year ended December 31,
	2014	2013
Revenues	$13,539	$3,277
Cost of revenues	(8,678)	(5,709)
Platform Technology and development expenses	(1,406)	(963)
Depreciation expenses	(1,240)	(713)
General and administrative expenses	(7,294)	(8,548)

Loss from operations	(5,079)	(12,656)
Other expense
Interest expense – related parties	(187)	(170)

Loss before income taxes	(5,266)	(12,826)
Provision for income taxes	—	—

Net loss	$(5,266)	$(12,826)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	353	(199)

Comprehensive loss	$(4,913)	$(13,025)

Net loss per share – basic and diluted	$(0.05)	$(0.13)

Weighted-average common shares outstanding
Basic and diluted	99,437,072	98,750,280

The accompanying notes are an integral part of these consolidated financial statements

FilmOn.TV Networks Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year ended December 31,
	2014	2013
Cash Flows From Operating Activities:
Net Loss	$(5,266)	$(12,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Additions to prepaid content library	(284)	(320)
Fair value of equity issued for services	3	10
Depreciation and amortization expense	1,315	961
Changes in operating assets and liabilities:
Account receivable	(6,316)	(1,902)
Other current and non-current assets	(130)	(2)
Accounts payable and other current liabilities	3,620	258

Net Cash Used in Operating Activities	(7,058)	(13,821)

Cash Flows From Investing Activities:
Purchase of property and equipment	(1,346)	(1,873)
Additions to intangible – film library	(1,341)	—
Advances to related parties	(228)	(98)

Net Cash Used in Investing Activities	(2,915)	(1,971)

Cash Flows From Financing Activities:
Capital contribution from stockholder	12,003	13,904
Capital distributions to stockholder	(5,782)	(2,828)
Proceeds from issuance of notes payable	—	153
Advances from director, net	3,616	4,670

Net Cash Provided by Financing Activities	9,837	15,899

Net (Decrease) Increase in cash and cash equivalents	(136)	107
Effect of exchange rate differences on cash and cash equivalents	(23)	46
Cash and cash equivalents, Beginning of Period	536	383

Cash and cash equivalents, End of Period	$377	$536

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Noncash investing and financing activities:
Director assumption of note payable – related party	$2,035	$—

The accompanying notes are an integral part of these consolidated financial statements

FilmOn.TV Networks Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2014 and 2013

(in thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Deficit
	Shares	Amount
January 1, 2013	98,245,834	$98	$22,506	$(30,641)	$—	$(8,037)
Capital contributions	—	—	13,904	—	—	13,904
Capital distributions	—	—	(2,828)	—	—	(2,828)
Shares issued for compensation	1,014,583	1	9	—	—	10
Foreign currency translation adjustment	—	—	—	—	(199)	(199)
Net loss	—	—	—	(12,826)	—	(12,826)

December 31, 2013	99,260,417	99	33,591	(43,467)	(199)	(9,976)
Capital contributions	—	—	12,003	—	—	12,003
Capital distributions			(5,782)	—	—	(5,782)
Shares issued for compensation	239,583	1	2	—	—	3
Foreign currency translation adjustment	—	—	—	—	353	353
Net loss	—	—	—	(5,266)	—	(5,266)

December 31, 2014	99,500,000	$100	$39,814	$(48,733)	$154	$(8,665)

The accompanying notes are an integral part of these consolidated financial statements

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Note 1 – Basis of Presentation

Nature of operations

FilmOn.TV Network Inc. (the “Company”, “we”, “our”, “us”, or the “Group”) was founded in the United Kingdom (“UK”) in 2007 and began operations in the United States (“US”) in 2010. The Company operates an internet-based IPTV platform serving video streams monthly to a global audience who watch the Company’s live programming, 700 linear channels, 90,000 on demand movies, documentaries, podcasts, music videos and social TV services. The Company’s programming reaches satellite audiences via DISH Network in the US, Sky in the UK and FreeSat in Europe.

Basis of Presentation

The Company was formed in September 2011 by Anakando Limited (ultimate parent company of the Group). Through a series of transactions that occurred in August 2012, all UK operations of Anakando Limited, namely its investments in FilmOn TV UK Limited, and its wholly-owned subsidiary FilmOn.TV Limited, were contributed to the Company through a 1:1 stock for stock exchange. All entities were under common control of the ultimate owner of each entity, Alkiviades (Alki) David. In addition, Mr. David is the Chairman and Chief Executive Officer of the Company (the “Director”).

In August 2015 through a series of transactions, all US operations of Anakando Limited, namely its investments in FilmOn.TV, Inc., FilmOn Media Licensing, Inc. and FilmOn Media Holdings, Inc. were contributed to the Company. All entities were under common control of the ultimate owner of each entity, Alkiviades (Alki) David, and had similar business operations.

The accompanying consolidated financial statements have presented assets and liabilities on a combined basis in a manner similar to a pooling-of-interests and include the results of each business since the date of common control, which for each entity is since incorporation. As the reorganization of entities under common control has been consummated in August 2015 regarding the US businesses of Anakando Limited prior to the date of issuance of these consolidated financial statements, these transactions have been accounted for on the carryover value basis and are included in the consolidated financial statements of the Company as if these entities had always been owned by the Company.

These consolidated financial statements include the accounts of the Company and its wholly-owned UK subsidiaries, FilmOn TV UK Limited, FilmOn.TV Limited and FilmOn Line Marketing Limited, and the Company’s wholly-owned US subsidiaries FilmOn.TV, Inc., FilmOn Media Licensing and FilmOn Media Holdings.

Going Concern

These accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a period of twelve months following the date of issuance of these consolidated financial statements. As of December 31, 2014, the Company’s current assets exceeded its current liabilities by approximately $3,621,000, after excluding $14,823,000 of notes payable – related parties and other amounts due to Alkiviades (Alki) David, net of advances to related entities, all of which converted to additional paid in capital subsequent to December 31, 2014. In addition, during the year ended December 31, 2014, the Company had a consolidated net loss of approximately $5,266,000 and net cash used in operating activities of approximately $7,058,000. These losses are primarily due to the continued strategic emphasis on growing our business including a focus on sales, marketing, brand awareness and expanding the Company’s employee base to support

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

the growth and has also resulted in increased revenue for the year ended December 31, 2014 primarily driven by the increased advertising revenue. As of December 31, 2014, the current implementation of the strategic plan has been entirely funded by Alkiviades (Alki) David through advances and capital contributions.

The Company is subject to a number of risks similar to those of other early stage companies, including uncertainty of product development and generation of revenues, dependence on outside sources of capital, dependence on third party suppliers and collaborators, successful protection of intellectual property and competition with larger, better-capitalized companies, ultimately, the attainment of profitable operations is dependent on future events, including obtaining adequate financing to fulfill its development activities and generating a level of revenues adequate to support the Company’s cost structure. At regular intervals the Company has secured fresh working capital from its majority stockholder, but to meet its future strategic objectives, the Company continues to significantly invest in platform technology and development, which requires it to continue to explore alternative sources of capital to meet its ongoing cash needs. The future viability of the Company is dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations from external sources or from its majority shareholder. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Company has received a letter of support from its majority stockholder, indicating the intent to support the Company for the foreseeable future and to continue to fund the Company’s future operational cash flow deficits either through short-term advances or capital contributions. On this basis the directors consider it appropriate to prepare the consolidated financial statements on the going concern basis. The consolidated financial statements do not include any adjustments that would result from a withdrawal of support.

Note 2 – Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, estimates, including the following:

•	the useful lives of property and equipment and intangible assets;

•	fair value of the Company’s common stock used to determine compensation expense for the issuance of for services Service-based Restricted Stock Awards;

•	assumptions used in determining the need for, and amount of, a valuation allowance on net deferred tax assets; and

•	Film cost amortization.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Estimates are based on historical experience, available market information, appropriate valuation methodologies, and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Fair Value of Financial Instruments

The carrying amount of our cash and cash equivalents, receivables from customers, accounts payable, accrued expenses, due to director and notes payable – related parties approximates fair value because of the short maturity and liquidity of those instruments.

Fair Value Measurement

Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Financial assets and liabilities whose values are based on unobservable inputs for the asset or liability.

Cash and Cash Equivalents

We maintain cash with several investment grade financial institutions. Highly liquid investments, which are readily convertible into cash, with original maturities of three months or less, are recorded as cash equivalents.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and accounts receivable. Accounts receivable are typically unsecured and are derived from advertising revenue earned from advertising customers for delivering ad impressions on our platform and from billings to ad networks that represent adverting customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Although typical payment terms for online adverting industry are slow, historically, write-off losses have been minimal and within management’s expectations. As of December 31, 2014 and 2013, the allowances for doubtful accounts was $15,000 and $41,000, respectively.

During the year ended December 31, 2014, the Company had two customers whose revenues were 19.6% and 10.0% of total revenue, respectively. During the year ended December 31, 2013, the Company had one customer whose revenues were 16.2% of total revenue.

Property and Equipment

Property and equipment includes acquired assets consisting of network equipment and computer hardware, furniture, software, and leasehold improvements. Network equipment and computer hardware and furniture are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

related assets, which range from three to five years. Leasehold improvements are amortized over their estimated useful life of the related assets or the life of the lease, whichever is shorter. The cost of renewals and substantial improvements is capitalized while the cost of maintenance and repairs is charged to operating expenses as incurred. Company-owned customer premises equipment is depreciated on a straight-line basis over three years.

Our network equipment and computer hardware, which consists of routers, gateways, and servers that enable our streaming content, is subject to technological risks and rapid market changes due to new products and services. These changes may result in future adjustments to the estimated useful lives or the carrying value of these assets, or both.

Patents and Patent Licenses

Patent rights acquired are accounted for based upon the cost of acquiring the rights and included in other assets. These rights are amortized on the straight line method over the estimated useful lives of 10 years.

Intangible – Film library and impairment

Film library costs include capitalizable production costs, production overhead and cost of acquired film libraries and are stated at the lower of cost less accumulated amortization. Marketing, distribution and general and administrative costs are expensed as incurred. For acquired film libraries, remaining revenues include amounts to be earned for up to ten years from the date of acquisition. Costs of film library are subject to regular recoverability assessments, which compare the estimated fair values with the unamortized costs. The Company bases these fair value measurements on the Company’s assumptions about how market participants would price the asset at the balance sheet date, which may be different than the amounts ultimately realized in future periods. The amount by which the unamortized costs of film library exceed their estimated fair values is written off. Film library costs for projects that have been abandoned or have not been set for production within three years are generally written off. Management has determined that film library cost will be expensed using the straight-line basis over an estimated period of 15 years.

Impairment of Long-Lived Assets

We evaluate impairment losses on long-lived assets used in operations when events and changes in circumstances indicate that the assets might be impaired. If our review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted future cash flows, the impairment will be measured by comparing the carrying value of the asset to its fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. Impairments of property and equipment are recorded in the statement of operations as part of depreciation expense. As of December 31, 2014 and 2013, there were no impairment losses of long-lived assets.

Foreign Currency

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company’s subsidiaries is the local currency of such entity. The functional currency of FilmOn TV UK Ltd. and subsidiaries are the British Pounds Sterling as it is the currency of the primary economic environment in which its operations are conducted. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are translated at rates of exchange prevailing at the balance sheet date to the

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

operation’s functional currency. Foreign currency transaction gains and losses are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the rate ruling at the year end. The results of the foreign subsidiaries are translated into U.S. dollars at the average rate of exchange during the financial year.

Revenue Recognition

The Company has three revenue streams: Advertising-supported video streaming, subscriber-based video streaming and licensing. Revenues are derived from video advertising impressions served and monthly premium subscription packages.

The Company recognizes revenues when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Advertising supported video streaming revenues, net of agency commissions, are recognized in the period during which underlying advertisements are broadcast or published.

Subscription revenues are recognized ratably over the membership period. Revenues are presented net of the taxes that are collected from members and remitted to governmental authorities. Deferred revenue consists of membership fees billed to members that have not been recognized.

The Company enters into License agreements for its content. License revenue is recognized ratable over the license period.

Prepaid Content library

The Company licenses and acquires rights to stream TV shows, movies and original content. These rights are either for (i) a fixed fee and specify windows of availability, or (ii) an adverting revenue share with the content provider.

For the fixed fee arrangements, the Company capitalizes the fee per title and records a corresponding liability at the gross amount of the outstanding liabilities when the license period begins, the cost of the title is known and the title is accepted and available for streaming. The portion available for streaming within one year is recognized as “Current prepaid content library, net” and the remaining portion as “Non-current prepaid content library, net” on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, the Company had no outstanding content liabilities. The acquisition of streaming content rights and the changes in related liabilities, are classified within cash used in operating activities on the Consolidated Statements of Cash Flows. The Company amortizes the prepaid content library in “Cost of revenues” on a straight-line basis over the life of the contract, which can be up to three years.

The prepaid content library is stated at the lower of unamortized cost or net realizable value. Streaming content is reviewed for impairment when an event or change in circumstances indicates a change in the expected usefulness of the content. No material write-down from unamortized cost to a lower net realizable value was recorded in any of the periods presented.

Sales, Value Added Taxes and Other Indirect Taxes

We remit sales, value added taxes and other indirect taxes to various taxing jurisdictions as a result of revenue earned from the sale of products and services to our customers. Specific sales tax rates applicable to the Company’s products and services vary by taxing jurisdiction. The Company records sales, value added and other indirect taxes as liabilities become due.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Leases

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “capital lease”), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analysed between capital and interest. The interest element is charged to the consolidated statement of operations and comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the consolidated statement of operations and comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis. Several lease agreements contain rent escalation clauses. For purposes of recognizing minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation for intended use. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the Consolidated Statements of Operations and Comprehensive Loss. The Company has the option to extend or renew most of its leases, which may increase the future minimum lease commitments.

Income Taxes

We are subject to income taxes in both the U.S. and foreign jurisdictions, specifically the UK. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by differences between our anticipated and the actual mix of earnings generated across different tax jurisdictions which have higher or lower statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations.

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between consolidated financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax return. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company incurred or needed to record no liability, interest and penalties during the years ended December 31, 2014 and 2013.

We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits and any related litigation could be materially different from historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Net Loss per Share

Basic net loss per share is calculated based on the net loss attributable to common stockholders divided by the weighted average number of shares outstanding for the period excluding any dilutive effects of options, warrants, unvested share awards and convertible securities. Diluted net loss per common share assumes the conversion of all dilutive instruments, such as stock options. For the years ended December 31, 2014 and 2013, the Company had no dilutive instruments.

Platform Technology and Development Expenses

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our internet-based IPTV platform are expensed as incurred.

Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, we have not capitalized any software development, and have expensed these costs as incurred.

Restricted Stock Awards

We account for restricted stock awards in accordance with FASB ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions of this pronouncement, share-based compensation cost related to restricted stock awards is measured at the grant date based on the fair value of the award, reduced as appropriate based on estimated forfeitures, and is recognized as expense over the applicable vesting period. The excess tax benefit associated with stock compensation deductions have not been recorded in additional paid-in capital. When evaluating whether an excess tax benefit has been realized, share based compensation deductions are not considered realized until NOLs are no longer sufficient to offset taxable income. Such excess tax benefits will be recorded when realized.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Marketing

Marketing expenses consist primarily of advertising expenses. Advertising expenses include promotional activities such as television and online advertising. Advertising costs are expensed as incurred. Advertising expenses were approximately $6,187,000 and $2,116,000 for the years ended December 31, 2014 and 2013, respectively, and are included in cost of revenues.

Geographic Information

ASC 280 “Segment Reporting” establishes reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. Under ASC 280, the method for determining what information to report is based upon the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance. Our chief operating decision-makers review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, marketing expenses and operating income (loss) for purposes of allocating resources and evaluating financial performance. Based upon the information reviewed by our chief operating decision makers, we have determined that we have one operating segment.

Recent Accounting Pronouncements

Not yet adopted

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) issued their final standard on revenue from contracts with customers. The standard, issued as Accounting Standards Update (“ASU”) 2014-09 by the FASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU applies to all contracts with customers, except those that are within the scope of other topics in the FASB Accounting Standards Codification. Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition. The ASU is effective for annual reporting periods that begin after December 15, 2017 and interim periods that begin after December 15, 2017. The Company can early adopt after any period beginning December 15, 2016. The Company is currently evaluating the impact of adopting this provision.

On June 19, 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide a Performance Target Could Be Achieved After the Requisite Service Period. The update is intended to resolve the diverse accounting treatment of these types of awards in practice. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in “Compensation – Stock Compensation (Topic 718)” as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved, and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The ASU is effective for interim and annual reporting periods that begin after December 15, 2015. The Company does not expect the adoption of this pronouncement to have an impact on our consolidated financial statements as this guidance mirrors our existing policy for such share-based awards.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

In August 2014, the FASB issued Accounting Standards Update 2014-15 (ASU 2014-15), Presentation of Financial Statements – Going Concern. The guidance in this update applies to all entities. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the consolidated financial statements are issued (or available to be issued). The amendments in this update are effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early application is permitted. The amendments of ASU 2014-15, when adopted, are not expected to have a material impact on the Company’s consolidated financial statements.

On June 12, 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements, which amends a number of topics in the FASB Accounting Standards Codification. The update is a part of an ongoing project on the FASB’s agenda to facilitate Codification updates for non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. The ASU will apply to all reporting entities within the scope of the affected accounting guidance. Certain amendments in the update require transition guidance and are effective for all entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of adopting this provision.

On February 18, 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which amends the consolidation requirements in Accounting Standards Codification (“ASC”) 810 and significantly changes the consolidation analysis required under U.S. GAAP. Generally, the changes were made to introduce the concepts of principal versus agency relationships and to integrate them into the existing rules. The amendments rescind the indefinite deferral of ASU 2009-17 for investment funds and will impact the determination of whether an entity is a variable interest entity; the evaluation of a service provider’s fees when identifying variable interests; and the extent to which related party interests are considered in the consolidation conclusion. For public business entities, the ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is allowed for all entities (including during an interim period) but the guidance must be applied as of the beginning of the annual period containing the adoption date. The Company is currently evaluating the impact of adopting this provision.

On May 1, 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update is intended to simplify reporting requirements and modify those investments required to be classified within the fair value hierarchy. Certain investments measured at fair value using the Net Asset Value (“NAV”) practical expedient are no longer required to be categorized within a level within the fair value hierarchy table. Entities will be required to include in the disclosure the fair value of the investments using NAV practical expedient so that financial statement users can reconcile amounts reporting in the fair value hierarchy table to amounts reported on the balance sheet. The ASU is effective for interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Company is currently evaluating the impact of adopting this provision.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Note 3 – Prepaid Content Library, net

Content Library consists of the following as of December 31 (in thousands):

	2014	2013
Licensed content	$1,606	$1,413
Accumulated amortization	(1,212)	(1,074)

Total content library	394	339
Less: Current	153	165

Non-current	$241	$174

Note 4 – Property and Equipment, net

Property and equipment are recorded at cost and presented net of depreciation. Property and equipment are depreciated straight-line over three years.

The components of property and equipment consist of the following as of December 31 (in thousands):

	2014	2013
Furniture and Fixtures	$74	$74
Computer and co-location equipment	3,786	2,516

	3,860	2,590
Accumulated depreciation	(1,847)	(855)

Net book value	$2,013	$1,735

Note 5 – Intangibles – Film library, net

Film library consists of the following as of December 31 (in thousands):

	2014	2013
Film Cost:
Purchased	$1,262	$—
Released	79	—

	1,341	—
Less: accumulated amortization	(67)	—

	$1,274	$—

At December 31, 2014, acquired and produced film costs have remaining unamortized cost of approximately $1,274,000, which are amortized straight-line over a weighted-average remaining period of approximately 14 years.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Note 6 – Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consisted of the following as of December 31 (in thousands):

	2014	2013
Accounts payable	$4,585	$2,187
Accrued Interest – related parties	540	354
Accrued Expenses	929	48
Deferred revenue	82	74

	$6,136	$2,663

Note 7 – Related Parties

During the normal course of business, the Group enters into various transactions with both Anakando Limited and other related parties. Details of these transactions are set out below:

Accounts payable and other current liabilities

Accounts payable and other current liabilities as of December 31, 2014 and 2013 include accrued interest of $540,000 and $354,000, respectively for notes payables – related parties, as set out below.

Notes Payable – related parties

From time to time, the entities related to the Company’s director advanced funds to the Company, as notes payable, to fund the operations of the Company. Notes payable – related parties consisted of the following, as of December 31 (in thousands):

	2014	2013
Note payable – A	$3,794	$4,027
Note payable – B	—	2,035

Total	$3,794	$6,062

Notes payable – A consisted of two notes each with a different entity related to the Company’s director . The Company issued a note payable to Talo Holdings Ltd that is unsecured, interest free with no fixed terms of repayment. The Company issued a note payable to Utopia Business Company Ltd that is unsecured bearing interest at 5% per annum with no fixed terms of repayment. In November 2015, the notes were transferred to the Company’s director, who contributed the note balances and accrued interest to additional paid-in capital. See subsequent event footnote for further details of this transaction.

Notes payable – B consist of several notes payables to Utopia Business Company Ltd. The notes payables are unsecured bearing interest at a range of 0.19% – 0.70% per annum with repayment dates ranging from May 2014 through February 2015. In December 2014, the notes payable balance of $2,035,000 and accrued interest balance of $21,000 (included in accounts payable and other current liabilites) were transferred to the Company’s director. As of December 31, 2014, following the transfer, the principal balance is included in amounts due to director. As of December 31, 2013, $1,150,000 of the notes were due and payable in the 1st quarter of 2015 and classified as long-term liabilities.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Due to Director

From time to time, Alkiviades (Alki) David advanced funds to the Company to fund the operations. These advances are unsecured, interest free with no fixed terms of repayment. The amounts due to the director as of December 31, 2014 and 2013 was $12,134,000 and $7,102,000, respectively.

Advances to Related Entities

The Company has advanced cash or paid expenses on behalf of its majority stockholder for companies owned and operated by the majority stockholder. The operations of the related entities are separate and unrelated to the operations of the Group. The cash advances and payments were performed as a matter of convenience, in the ability, for the stockholder to fund his global operations. The advances are unsecured, interest free with no fixed terms of repayment. In August of 2015, the related entities novated their debts due to/from the Company to the director. Since the director has legal title to the receivables and payables, the Group has established with the director the right to off-set the related parties receivable with the amounts due to director after December 31, 2014. The amounts due from (to) the related entities are as follows as of December 31 (in thousands):

	2014	2013
Full On Entertainment, Ltd	$90	$31
111 Pictures, Ltd	(3)	(4)
9021GO.com, Inc.	19	20
My Combat Channel, Inc.	270	237
Have Faith Swimwear, LLC	5	5
Battlecam.com, Inc.	353	180
Gigabyte Films, Ltd	—	82
Anakando, Ltd	371	394

	$1,105	$945

In November 2015, the net amount due to director was contributed to additional paid-in capital.

Additional paid-in capital

For the years ended December 31, 2014 and 2013, the Company contributed $12,003,000 and $13,904,000, respectively, as additional paid-in capital to fund the Company’s operating deficits in the US operating entities. Also, the Group has advanced cash or paid expenses on behalf of its director for companies owned and operated, in the US, by the director. For the year ended December 31, 2014 and 2013, the amounts totaled $5,782,000 and $2,828,000, respectively.

Services provided by related party

During the year ended December 31, 2014, Alki David Productions, an entity owned by the Company’s Chairman and Chief Executive Officer, Alkiviades (Alki) David, performed production services for the Company. The production cost total approximately $78,000, which has been recorded as additions to intangible – film library.

The Company has contracted with 111 PIX UA to provide services for the development and maintenance of the Company’s technology platform. 111 PIX UA is owned and operated by the Company’s Chief Technology Officer, who is a stockholder of the Company. For the years ended December 31, 2014 and 2013, the Company has paid for these services approximately $1,265,000 and $884,000, respectively, which has been charged in platform technology and development expenses.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

We have entered into oral, non-exclusive, royalty-free license agreements with each of BattleCam Inc. and Hologram USA Inc., which are owned by Anakando, to stream and digitally distribute their content on our site. To date, no payments have been made to or by us pursuant our license agreements with BattleCam Inc. and Hologram USA Inc.

Note 8 – Commitments and Contingencies

The Company leases its office space and data centers. The lease agreements, which expire at various dates through 2017, are subject to renewal options and provide for payments of taxes, insurance and maintenance. The lease agreements do not contain escalating payment clauses.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 are as follows (in thousands):

For years ending December 31,	Amount
2015	$491
2016	445
2017	296
2018	—
2019	—
Thereafter	—

Total minimum future lease payments	$1,232

Litigation

From time to time, in the normal course of its operations, the Company is subject to litigation matters and claims, including claims relating to employee relations, business practices and patent infringement. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company’s view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a liability for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company’s operations or its financial position, liquidity or results of operations.

The Company has been involved in a lawsuit that was initiated against one of the Company’s subsidiaries for copyright infringement. No loss accrual has been recorded in respect of this lawsuit as the amount of the loss cannot be reasonably estimated. In addition, the Company has recognised a loss accrual related to the contempt for violation of an injunction for a lawsuit filed in 2010.

Note 9 – Stockholders’ Deficit

Common Stock

The Company has 100,000,000 shares of $0.001 par value common stock authorized and 99,500,000 and 99,260,000 shares issued and outstanding as of December 31, 2014 and 2013, respectively.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Restricted Stock Awards

A summary of service-based restricted stock awards (“RSAs”) stock compensation activity is as follows:

	Number of Non-Vested RSAs	Weighted Average Grant Date Fair Value per RSA
Non-vested at January 1, 2013	1,254,166	$0.01
Granted	—	—
Vested	(1,014,583)	0.01
Forfeited	—	—

Non-vested at December 31, 2013	239,583	0.01
Granted	—	—
Vested	239,583	0.01
Forfeited	—	—

Non-vested at December 31, 2014	—	$—

The fair value of the awards was determined by an independent valuation company. The total fair value of shares vested during the year ended December 31, 2014 and 2013 was $3,000, and $10,000, respectively. Restricted stock awards expense is included in general and administrative expenses.

The RSA’s vested with a certain percentage on the date of grant and the remaining over a service period. The date of grant vesting percentage ranged from 10% to 50%. The remaining amount vested over a service period ranging from 12 to 24 months.

Note 10 – Income Taxes

We file a consolidated U.S. federal income tax return. State tax returns are filed on a consolidated, combined or separate basis depending on the applicable laws relating to us and our domestic subsidiaries. Additionally, we file tax returns in the UK. Information on Federal and where applicable state statutory tax rates by country are as follows:

United States

FilmOn.TV Networks, Inc. is incorporated in the State of Delaware and is subject to the U.S. federal tax and state statutory tax rates up to 34% and 8.84%, respectively.

United Kingdom

We have three operating subsidiaries in the UK, FilmOn.TV Ltd., FilmOn.TV UK Ltd. and FilmOn Line Marketing Ltd., and are subject to tax rates up to 21.5% and 23.5% for the years ended December 31, 2014 and 2013, respectively.

	Net Loss for Year Ended December 31,
	2014	2013
	(in thousands)
United States	$4,975	$10,331
Foreign	291	2,495

Loss before income taxes	$5,266	$12,826

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

The components of provision for income taxes for all periods presented were as follows:

Year Ended December 31,
	2014	2013
Current tax provision:
Federal	$—	$—
State	—	—
Foreign	—	—

Total current	—	—

Deferred tax provision:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Provision for income taxes	$—	$—

We had no U.S. income taxes related to foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries due to us incurring losses in our foreign subsidiaries as of December 31, 2014 and 2013. If we have earnings in our foreign subsidiaries, we intend to reinvest these earnings indefinitely in our foreign subsidiaries.

Effective Tax Rate Reconciliation

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2014	2013
Expected tax expense at U.S. federal statutory rate of 34% and 5.83% state (net of federal benefit)	$(1,980)	$(4,262)
Expected tax expense at UK average tax rates of 21.5% and 23.25%	(63)	(585)
Effect of change in UK statutory tax rates	355	147
Effect of UK exchange rate fluctuation	218	(95)
Impact of permanent differences	21	(41)
Other	1	(2)
Change in valuation allowance	1,448	4,838

Provision for income taxes	$—	$—

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

The components of deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2014	2013
Deferred tax assets (liabilities):
Net Operating Losses	$15,242	$13,873
Depreciation	(118)	(97)
Amortization	199	199
Accruals	140	38
Other	6	6

Total deferred tax assets	15,469	14,019
Valuation allowance	(15,469)	(14,019)

Net deferred tax assets	$—	$—

We have income tax net operating loss (“NOL’s”) carry-forwards related to our international operations of approximately of $17,197,000, which do not expire. We have income tax net operating loss carry-forwards for US federal and state of California of $28,357,000 and 33,656,000, respectively. Such NOL’s expire between 2030 and 2035. The utilization of these NOLs is dependent upon the Company’s ability to generate sufficient future taxable income in the US and UK where the net operating loss exist. In evaluating our ability to realize the net deferred tax assets, the Company considered all available positive and negative evidence, including its past operating results and the forecast of future market growth, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies. As of December 31, 2014 and 2013, it was considered more likely than not that substantially all deferred tax assets would not be realized, and accordingly a 100% valuation allowance was recorded.

As of December 31, 2014, Management considered that the Company had no uncertain tax positions affecting its consolidated balance sheet and statement of operations or cash flows, and will continue to evaluate for any uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The Company files income tax returns in the U.S. Federal and various state and local jurisdictions. For Federal income tax purposes, the 2012 and thereafter remain open for examination by the tax authorities under the normal three-year statute of limitations. For state tax purposes, the 2011 through 2014 tax years remain open for examination by the tax authorities under a four-year statute of limitations.

In the UK, the 2013 tax year remains open for examination by the tax authority under the normal one-year statute of limitation from date of submission. The Company expects to file the 2014 UK tax return in December 2015.

Note 11 – Business Segments and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. As of December 31, 2014, the Company operated and internally managed a single operating segment. Accordingly, the Company does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

FilmOn.TV Networks Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

$13,454,000 and $3,071,000 of revenues are invoiced by the UK Entities. Total revenues are attributed to a particular geographic area based on the bill-to-location of the customer. The Company operates primarily in four geographic regions: United States of America, United Kingdom, Europe and Rest of the world. The following table presents total revenues by geographic regions for the year ended December 31 (in thousands):

	2014	2013
United States	$6,500	$1,525
Europe	4,613	899
United Kingdom	1,560	582
Rest of world	866	271

	$13,539	$3,277

Note 12 – Subsequent Events

In August 2015, the Company completed a plan of reorganization. See basis of preparation footnote for further details.

Notes payable – related parties were repaid by the Company’s director on behalf of the company in August 2015. The final amount repaid included accrued interest and totaled $4,169,000. This repayment was credited to amounts due to director.

In September 2015, the Majority Stockholder advanced $4,650,000 to the Company. Subsequently, in November 2015, this balance was extinguished in consideration for the issue of 2,831,441 deferred shares priced at £1 per share, in Film On UK Ltd, a subsidiary undertaking. These deferred shares do not carry voting rights nor do they provide participatory rights over the decision making of the Company.

In November 2015, the balance of amounts due to director were extinguished in consideration for the issue of 10,222,375 deferred shares priced at £1 per share, in Film On UK Ltd, a subsidiary undertaking. These deferred shares do not carry voting rights nor do they provide participatory rights over the decision making of the Company.

On November 10, 2015, our Board of Directors and the holder of a majority of the outstanding shares of our common stock approved an amendment to our certificate of incorporation to effect a 0.375-for-1 reverse stock split of our outstanding common stock and authorized our executive officers to implement such reverse stock split at such time as they deem advisable.

FilmOn.TV Networks Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share amounts and per share amounts)

	June 30,	December 31,
	2015	2014
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$938	$377
Accounts receivable, net	4,574	7,842
Advances to related entities	1,256	1,105
Current prepaid content library, net	356	153
Other current assets	212	280

Total current assets	7,336	9,757
Non-current prepaid content library, net	304	241
Property and equipment, net	1,697	2,013
Intangibles - film library, net	1,497	1,274
Other non-current assets	176	114

Total assets	$11,010	$13,399

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and other current liabilities, including related parties	$5,660	$6,136
Notes payable - related parties	3,839	3,794
Due to Director	13,118	12,134

Total current liabilities	22,617	22,064

Stockholders’ deficit:
Common Stock, $0.001 par value; 99,500,000 shares issued and outstanding	100	100
Additional paid- in capital	42,707	39,814
Accumulated deficit	(54,455)	(48,733)
Accumulated other comprehensive income	41	154

Total stockholders’ deficit	(11,607)	(8,665)

Total liabilities and stockholders’ deficit	$11,010	$13,399

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FilmOn.TV Networks, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

For the Six Months Ended June 30,

(in thousands, except for share and per share amounts)

	2015	2014
	(unaudited)
Revenues	$6,764	$2,950
Cost of revenues	(5,969)	(2,944)
Platform technology and development	(773)	(700)
Depreciation expenses	(692)	(564)
General and administrative expenses	(4,966)	(2,692)

Loss from operations	(5,636)	(3,950)
Other expense
Interest expenses – related parties	(86)	(94)

Loss before income taxes	(5,722)	(4,044)
Provision for income taxes	—	—

Net loss for the period	$(5,772)	$(4,044)
Other comprehensive income (loss)
Foreign currency translation loss	(113)	(214)

Comprehensive loss for the period	$(5,835)	$(4,258)

Net loss per share – basic and diluted	$(0.06)	$(0.04)

Weighted-average common shares outstanding
Basic and diluted	99,500,000	99,375,984

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FilmOn.TV Networks Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

(in thousands)

	2015	2014
	(unaudited)
Cash Flows From Operating Activities:
Net loss	$(5,722)	$(4,044)
Adjustments to reconcile net loss to net cash used in operating activities:
Additions to prepaid content library	(452)	(26)
Fair value of equity issued for services	—	2
Depreciation and amortization expense	808	581
Changes in operating assets and liabilities:	—	—
Account receivable	3,362	(162)
Other current and non-current assets	4	153
Accounts payable and other current liabilities	(504)	688

Net Cash Used in Operating Activities	(2,504)	(2,808)

Cash Flows From Investing Activities:
Advances to related entities	(138)	(177)
Purchase of property and equipment	(224)	(869)
Additions to intangible - film library	(290)	(1,096)

Net Cash Used in Investing Activities	(652)	(2,142)

Cash Flows From Financing Activities:
Capital contribution from stockholder	5,963	6,731
Capital distributions to stockholder	(3,070)	(2,447)
Advances from director, net	863	591

Net Cash Provided by Financing Activities	3,756	4,875

Net Increase (decrease) in Cash and cash equivalents	600	(75)
Effect of exchange rate differences on cash and cash equivalents	(39)	55
Cash and cash equivalents, Beginning of Period	377	536

Cash and cash equivalents, End of Period	$938	516

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Noncash investing and financing activities:	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FilmOn.TV Networks Inc.

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Deficit

Six Months Ended June 30, 2015

(in thousands, except for share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount
Balance January 1, 2015	99,500,000	$100	$39,814	$(48,733)	$154	$(8,665)
Capital contributions	—	—	5,963	—	—	5,963
Capital distributions	—	—	(3,070)	—	—	(3,070)
Foreign currency translation adjustment	—	—	—	—	(113)	(113)
Net loss	—	—	—	(5,722)	—	(5,722)

Balance June 30, 2015	99,500,000	$100	$42,707	$(54,455)	$41	$(11,607)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FilmOn.TV Networks Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2015 and 2014

Note 1 – Basis of Presentation

Nature of Operations

FilmOn.TV Network Inc. (the “Company”, “we”, “our”, “us”, “Group”) was founded in the United Kingdom (“UK”) in 2007 and began operations in the United States (“US”) in 2010. The Company operates an internet-based IPTV platform serving video streams monthly to a global audience who watch the Company’s live programming, 700 linear channels, 90,000 on demand movies, documentaries, podcasts, music videos and social TV services. The Company’s programming reaches satellite audiences via DISH Network in the US, Sky in the UK and FreeSat in Europe.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in this Form S-1 Registration Statement for the year ended December 31, 2014. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position and the results of consolidated operations for the interim periods presented have been reflected herein. The results of consolidated operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the unaudited condensed consolidated financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal year as reported in this Form S-1 Registration Statement have been omitted.

The Company was formed in September 2011 by Anakando Limited (ultimate parent company of the group). Through a series of transactions that occurred in August 2012, all UK operations of Anakando Limited, namely its investments in FilmOn TV UK Limited, and its wholly-owned subsidiary FilmOn.TV Limited, were contributed to the Company through a 1:1 stock for stock exchange. All entities were under common control of the ultimate owner of each entity, Alkiviades (Alki) David (the “Director”). In addition, Mr. David is also the Chairman and Chief Executive Officer of the Company.

In August 2015 through a series of transactions, all US operations of Anakando Limited, namely its investments in FilmOn.TV, Inc., FilmOn Media Licensing, Inc. and FilmOn Media Holdings, Inc. were contributed to the Company. All entities were under common control of the ultimate owner of each entity, Alkiviades (Alki) David and had similar business operations.

The accompanying condensed consolidated financial statements have presented assets and liabilities on a combined basis in a manner similar to a pooling-of-interests and include the results of each business since the date of common control, which for each entity is since incorporation. As the reorganization of entities under common control has been consummated in August 2015 regarding the US businesses of Anakando Limited prior to the date of issuance of these condensed consolidated financial statements, these transactions have been accounted for on the carryover value basis and are included in the condensed consolidated financial statements of the Company as if these entities had always been owned by the Company.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned UK subsidiaries, FilmOn TV UK Limited, FilmOn.TV Limited and FilmOn Line Marketing Limited, and the Company’s wholly-owned US subsidiaries FilmOn.TV, Inc., FilmOn Media Licensing and FilmOn Media Holdings.

FilmOn.TV Networks Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2015 and 2014

Going Concern

These accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a period of twelve months following the date of these condensed consolidated financial statements. As of June 30, 2015, the Company’s current assets exceeded its current liabilities by approximately $420,000, after excluding $15,701,000 of notes payable – related parties and due to director, net of advance to related entities, all of which converted to additional paid in capital subsequent to June 30, 2015. In addition, during the six months ended June 30, 2015, the Company had a consolidated net loss of approximately $5,722,000 and net cash used in operating activities of approximately $2,614,000. These losses are primarily due to the continued strategic emphasis on growing the business including a focus on sales, marketing, brand awareness and expanding the Company’s employee base to support the growth and has also resulted in maintaining our revenue stream for the six months ended June 30, 2015 primarily driven by the increased advertising revenue. As of June 30, 2015, the current implementation of the strategic plan has been entirely funded by the Company’s director through advances and capital contributions.

The Company is subject to a number of risks similar to those of other early stage companies, including uncertainty of product development and generation of revenues, dependence on outside sources of capital, dependence on third party suppliers and collaborators, successful protection of intellectual property and competition with larger, better-capitalized companies, ultimately, the attainment of profitable operations is dependent on future events, including obtaining adequate financing to fulfill its development activities and generating a level of revenues adequate to support the Company’s cost structure. At regular intervals the Company has secured fresh working capital from its majority stockholder, but to meet its future strategic objectives, the Company continues to significantly invest in platform technology and development, which requires it to continue to explore alternative sources of capital to meet its ongoing cash needs. The future viability of the Company is dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations from external sources or from its majority shareholder. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Company has received a letter of support from its majority stockholder, indicating the intent to support the Company for the foreseeable future and to continue to fund the Company’s future operational cash flow deficits either through short-term advances or capital contributions. On this basis the directors consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support.

Note 2 – Related Parties

During the normal course of business, the Group enters into various transactions with both Anakando Limited and other related parties. Details of these transactions are set out below.

Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities as of June 30, 2015 and December 31, 2014 include accrued interest of $653,000 (unaudited) and $540,000, respectively, for notes payables - related parties, as described below.

FilmOn.TV Networks Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2015 and 2014

Notes Payable – Related Parties

From time to time, the entities related to the Company’s director advanced funds to the Company, as notes payable, to fund the operations of the Company. As of June 30, 2015 (unaudited) and December 31, 2014, Notes payable – related parties of $3,839,000 and $3,794,000, respectively, consisted of two notes each with a different entity related to the Company’s director. The Company issued a note payable to Talo Holdings Ltd that is unsecured, interest free with no fixed terms of repayment. The Company issued a note payable to Utopia Business Company Ltd that is unsecured bearing interest at 5% per annum with no fixed terms of repayment. In November 2015, the notes were conveyed to the Company’s director, who contributed the note balances and accrued interest to additional paid-in capital. See subsequent event footnote for further details of this transaction.

Due to Director

From time to time, the Company director advanced funds to the Company to fund the operations. These advances are unsecured, interest free with no fixed terms of repayment. As of June 30, 2015 and December 31, 2014, the amounts due to director were $13,118,000 (unaudited) and $12,134,000. In November 2015, the amount due to director was contributed to additional paid-in capital.

Advances to Related Parties

The Company has advanced cash or paid expenses on behalf of its director for companies owned and operated by the Company’s director. The operations of the related entities are separate and unrelated to the operations of the Group. The cash advances and payments were performed as a matter of convenience, in the ability, for the director to fund his global operations. The advances are unsecured, interest free with no fixed terms of repayment. In August of 2015, the related entities novated their debts due to/from the Company to the director. Since the director has legal title to the receivables and payables, the Company has established with the director the right to off-set the related parties receivable with the amounts due to director. The amounts due from the related entities are as follows:

	June 30, 2015 (unaudited)	December 31, 2014
	(in thousands)
Full On Entertainment, Ltd	$110	$90
111 Pictures, Ltd	(3)	(3)
9021GO.com, Inc.	19	19
My Combat Channel, Inc.	226	270
Have Faith Swimwear, LLC	5	5
Battlecam.com, Inc.	523	353
Gigabyte Films, Ltd	—	—
Anakando, Ltd	376	371

	$1,256	$1,105

Additional Paid-in capital

For the six months ended June 30, 2015, the Company’s director contributed $5,963,000, as additional paid-in capital to fund the Company’s operating deficits in the US operating entities. Also, the Group has advanced cash or paid expenses on behalf of its director for companies owned and operated, in the US, by the director. For the six months ended June 30, 2015, the amounts totaled $3,070,000.

FilmOn.TV Networks Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2015 and 2014

Services Provided by Related Party

During the six months ended June 30, 2014 Alki David Productions, an entity owned by the Company director, performed production services for the Company. The production cost total approximately $30,000, which has been recorded as additions to intangible - film library.

The Company has contracted with 111 Pix UA to provide services for the development and maintenance of the Company’s technology platform. 111 Pix UA is owned and operated by the Company’s Chief Technology Officer, who is a stockholder of the Company. For the six months ended June 30, 2015 and 2013, the Company has paid for these services approximately $771,000 and $633,000.

Note 3 – Intangibles - Film Library

	June 30, 2015	December 31, 2014
	(in thousands)
Film Cost:
Purchased	$1,403	$1,262
Released	125	79
Completed, not released	—	—
In-process
In development or pre-production	85	—

	1,613	1,341
Less: accumulated amortization	116	67

	$1,497	$1,274

At June 30, 2015, acquired and produced film costs have remaining unamortized cost of approximately $1,497,000, which are amortized straight-line over a weighted-average remaining period of approximately 13.5 years.

Note 4 - Geographic Information

Total revenues are attributed to a particular geographic area based on the bill-to-location of the customer. The Company operates primarily in four geographic regions: United States of America, United Kingdom, Europe and Rest of the world. The following table presents total revenues by geographic regions for the 6 months ended June 30:

	2015	2014
	(in thousands)
United States	$3,476	$1,030
Europe	2,317	1,359
United Kingdom	743	442
Rest of world	228	119

	$6,764	$2,950

For the six months ended June 30, 2015, the Company had two customers whose revenues were approximately 42.2% and 18.6% of total revenues.

For the six months ended June 30, 2014, the Company had two customers whose revenues were approximately 19.5% and 13.6% of total revenues.

FilmOn.TV Networks Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2015 and 2014

Note 5 - Subsequent Events

In August 2015, the Company completed a plan of reorganization. See basis of preparation footnote for further details.

Notes payable – related parties were repaid by the Company’s director on behalf of the company in August 2015. The final amount repaid included accrued interest and totaled $4,169,000. This repayment was credited to amounts due to director.

In September 2015, the Majority Stockholder advanced $4,650,000 to the Company. Subsequently, in November 2015, this balance was extinguished in consideration for the issue of 2,831,441 deferred shares priced at £1 per share, in Film On UK Ltd, a subsidiary undertaking. These deferred shares do not carry voting rights nor do they provide participatory rights over the decision making of the Company.

In November 2015, the balance of amounts due to director were extinguished in consideration for the issue of 10,222,375 deferred shares priced at £1 per share, in Film On UK Ltd, a subsidiary undertaking. These deferred shares do not carry voting rights nor do they provide participatory rights over the decision making of the Company.

On November 10, 2015, our Board of Directors and the holder of a majority of the outstanding shares of our common stock approved an amendment to our certificate of incorporation to effect a 0.375-for-1 reverse stock split of our outstanding common stock and authorized our executive officers to implement such reverse stock split at such time as they deem advisable.

12,500,000 Shares

Common Stock

PROSPECTUS

                , 2016

Lead Underwriter	Co-Manager

Until                 , 2016, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of the shares of common stock being registered, all of which we will pay. All amounts, other than the SEC registration fee, the Nasdaq Capital Market listing application fee and the FINRA filing fee are estimates.

SEC registration fee	$11,581
Nasdaq Capital Market listing application fee	50,000
Printing/EDGAR expenses	10,000
FINRA filing fee	17,750
Blue sky legal and filing fees	1,500
Underwriting advisory fee	100,000
Legal fees and expenses	300,000
Accounting fees and expenses	150,000
Transfer agent fees	5,000
Miscellaneous	30,169

Total	$676,000	*

*	Assumes the maximum number of shares is sold in the offering. If the minimum number of shares is sold in the offering, the total expenses are estimated to be $626,000.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification provided for is contained herein.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interest and must not have been adjudged liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933; however, we are in the process of obtaining such insurance.

Item 15. Recent Sales of Unregistered Securities

We did not sell any of our securities within the past three years that were not registered under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Registration Statement.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

1.2*	Form of Underwriters’ Warrant (included in Underwriting Agreement filed as Exhibit 1.1).

3.1	Certificate of Incorporation of the Company.

3.2	Certificate of Amendment of the Certificate of Incorporation of the Company.

3.3	Bylaws of the Company.

4.1	Specimen Common Stock Certificate.

5.1	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.

10.1	Employment Agreement between the Company and Mykola Kutovyy

10.2	Employment Agreement between the Company and Kim Lori Hurwitz.

10.3	Shared Executive Agreement between the Company and Peter van Pruissen, as amended.

10.4	2012 Stock Plan of the Company.

10.5	Form of Escrow Deposit Agreement for offering.

Exhibit Number	Description

10.6	Form of Subscription Agreement for offering.

10.7	Business Partnership Agreement between the Company and Lenovo (Singapore) Pte Ltd.

10.8*	License Agreement between the Company and BattleCam Inc.

10.9*	License Agreement between the Company and Hologram USA Inc.

10.10	Form of Publisher Agreement.

10.11	Shared Executive Agreement between the Company and David A. Goldsmith.

14.1	Code of Ethics and Business Conduct.

14.2	Code of Ethics for the CEO and Senior Financial Officers.

21.1	Subsidiaries of the Company.

23.1	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).

23.2*	Consent of BDO LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Nicholas J. Greenway.

23.4	Consent of Christophe Louvion.

23.5	Consent of Francisco Martin.

24.1	Power of Attorney (set forth on signature page of the registration statement).

*	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 17. Undertakings

1. The undersigned registrant hereby undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

e. To provide to the placement agent at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

f. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

g. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on November 12, 2015.

FILMON.TV NETWORKS INC.

By:	/s/ Alkiviades David
Alkiviades (Alki) David
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of FilmOn.TV Networks Inc., each hereby appoint Alkiviades (Alki) David and Peter van Pruissen (with full power to act alone) our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our names, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the United States Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alkiviades David Alkiviades (Alki) David	Chairman of the Board and Chief Executive Officer (principal executive officer)	November 12, 2015

/s/ Peter van Pruissen Peter van Pruissen	Chief Financial Officer, Secretary, Treasurer and Director (principal financial and accounting officer)	November 12, 2015